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Follow-Up Materials

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REGISTRANT'S NAME Guangnan Holdings Ltd

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OICF/BY: dlw

DAT : 2/3/08

2007 年報 Annual Report

目　錄

財務報告






公司資料

董事會

執行董事

梁　江（主席）
李　力(副主席)
譚云標（總經理）
曾翰南（財務總監）

非執行董事

趙雷力
羅蕃郁
侯卓冰

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

合資格會計師

曾翰南

公司秘書

張慕貞

註冊辦事處

香港
皇后大道東24-32號
金鐘匯中心22樓
電話：(852)2828 3938
圖文傳真：(852)2583 9288
網址：http://www.gdguangnan.com

核數師

畢馬威會計師事務所
執業會計師
香港
中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17號
1712-1716室

主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行（亞洲）有限公司
中國銀行股份有限公司中山分行
中國工商銀行股份有限公司中山分行
中國建設銀行股份有限公司中山分行
中國農業銀行秦皇島分行
中國工商銀行股份有限公司秦皇島分行

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表

截止過戶日期	2008年6月4日至2008年6月6日
股東週年大會	2008年6月6日
末期股息	每股2.0港仙
派發日期	2008年6月30日

財務摘要

（以港幣列示）

	二零零七年 千元	二零零六年 千元	變動 %
營業額	1,593,460	1,221,254	30.5%
股東應佔溢利	183,809	121,320	51.5%
總資產	2,357,589	1,539,609	53.1%
股東權益	1,301,504	1,073,269	21.3%
每股盈利 — 基本	20.30仙	13.50仙	50.4%
每股股息			
中期	2.00仙	1.50仙	
建議末期	2.00仙	2.00仙	
	4.00仙	3.50仙	14.3%

主席報告

本人欣然向各股東呈報，本集團二零零七年錄得理想的業績，綜合股東應佔溢利為183,809,000港元，比二零零六年的121,320,000港元上升51.5%。每股基本盈利20.3港仙，比二零零六年的13.5港仙上升50.4%。

股息

董事會建議派發二零零七年度末期股息每股2.0港仙。上述二零零七年度末期股息，如獲公司股東周年大會通過，將於二零零八年六月三十日派發。

回顧

二零零七年綜合營業額1,593,460,000港元，比二零零六年的1,221,254,000港元大幅增長372,206,000港元，即30.5%。此增長主要源自馬口鐵業務的增長。馬口鐵業務因充裕的基板供應，產銷量上升，營業額大幅增長341,186,000港元，即30.8%。

二零零七年中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)充分發揮200,000噸產能的優勢，全年產能使用率達93.6%，二零零六年只有83.5%，創馬口鐵業務自一九九零年開辦以來全年產銷量的最高紀錄。

馬口鐵業務現正處於高增長期。年產能150,000噸的基板廠於二零零七年三月正式投產，為生產馬口鐵所需的主要原材料(基板)提供了穩定的供應。此外，本集團與國際知名鋼鐵企業株式會社POSCO(「POSCO」)在河北省秦皇島市合資建設一年產250,000噸馬口鐵的新廠，已於二零零八年二月建成投產，馬口鐵的產能由二零零七年的200,000噸，增加至目前的450,000噸，競爭實力得到進一步的增強。

於二零零七年七月，香港特別行政區政府宣布與國家商務部達成共識，同意增加廣南行有限公司成為香港第二家代理商由內地輸入活豬。本集團已於二零零七年十二月起成功開展相關業務，成為食品代理及貿易業務新的增長點。

前景

內地高速的經濟增長和強勁的市場需求為中國馬口鐵業務的發展帶來了良好的機遇。隨著基板廠項目和秦皇島項目磨合的完成，隨著南北兩大馬口鐵生產基地相互呼應的戰略佈局的形成，隨著馬口鐵業務鏈條的成功延伸和生產規模的持續擴大，本集團主營業務的綜合實力明顯增強，加上活豬代理經銷業務的健康發展，經營業績可望踏上一個新的台階。

最後，本人藉此機會代表董事會謹向過去一年給予本集團大力支持的廣大投資者，以及為本集團努力工作，爭取佳績的管理層及全體員工致以衷心的感謝。

主席
梁江

香港，二零零八年四月十六日

業務回顧

馬口鐵業務

二零零七年，本集團附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)生產馬口鐵187,186噸，銷售197,623噸，比二零零六年分別增長13.5%和15.4%；營業額1,450,125,000港元，比二零零六年增長30.8%；經營溢利76,449,000港元，較二零零六年減少5,348,000港元，下降6.5%，主要是由於基板廠二零零七年上半年投產初期產量較低。由於馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的91.0%；經營溢利佔集團經營溢利的69.6%。

位於中山的馬口鐵基板廠於二零零七年三月底正式投產，年產能150,000噸，為生產馬口鐵所需的主要原材料(基板)提供穩定的供應。通過全體工程技術人員和生產技工的不斷努力，產品的質與量已明顯提升，為降低產品成本及全面進入多樣化的馬口鐵市場創造了有利的條件。

本集團與全球粗鋼產量第四大的鋼鐵企業株式會社POSCO(「POSCO」)合資的中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)於二零零七年二月十六日成立，新公司的股權比例為我方佔66%，POSCO佔34%，設計年產能為250,000噸馬口鐵，項目工程進展順利，並已於二零零八年二月建成投產。我司南北兩廠現合共擁有450,000噸馬口鐵的年產能及150,000噸基板的年產能。

二零零七年初，本集團已向中方股東收購其持有的5%權益，完成收購後，中粵馬口鐵已成為本集團的全資附屬公司。中粵馬口鐵的未來發展及經營的空間將更大。

物業租賃業務

本集團之租賃物業主要包括中山市山海實業有限公司(「山海」)的工業廠房及員工宿舍及香港的寫字樓物業。二零零七年本集團之物業租賃業務錄得總收入為26,178,000港元，較二零零六年增加721,000港元，物業租賃業務實現經營溢利16,764,000港元，較二零零六年增加0.6%。

二零零七年初，本集團已向中方股東收購其持有的5%權益，完成收購後，山海已成為本集團的全資附屬公司。山海的未來發展及經營的空間將更大。

食品代理及貿易

二零零七年食品代理及貿易業務取得營業額117,157,000港元，因去年沒有禽流感的影響及增加了活畜代理的臨時配額，較二零零六年大幅上升30,299,000港元，增幅34.9%。二零零七年食品代理及貿易業務實現經營溢利21,213,000港元，比二零零六年增加4,565,000港元，增幅27.4%。

於二零零七年七月二十日，香港特別行政區政府宣佈與國家商務部達成共識，同意增加廣南行有限公司成為香港第二家代理商由內地輸入活豬。本集團已於二零零七年十二月起成功開展相關業務，為食品代理及貿易業務帶來新的增長點。

聯營公司

本集團的主要聯營公司黃龍食品工業有限公司(「黃龍」)於二零零七年的主要產品玉米澱粉銷量394,417噸,比二零零六年下跌2.2%;營業額1,283,351,000港元,比二零零六年增加14.2%;股東應佔溢利52,078,000港元,比二零零六年增加1,792,000港元或3.6%。

本集團佔黃龍40%的權益,二零零七年共已收到股息人民幣16,793,000元(約16,907,000港元),二零零八年預計可就二零零七年利潤收取股息人民幣18,654,000元(約19,921,000港元)。

財務狀況

於二零零七年十二月三十一日,本集團總資產為2,357,589,000港元,而總負債為968,342,000港元,較二零零六年年底分別增加817,980,000港元及539,644,000港元。流動資產淨值由二零零六年年底的144,383,000港元減至62,478,000港元,而流動比率(流動資產除以流動負債)較二零零六年年底的1.35下降至1.07。

流動資金及財務資源

於二零零七年十二月三十一日,本集團現金及現金等價物結餘為147,009,000港元(包括已抵押銀行結餘55,900,000港元),其中相等於92,904,000港元為人民幣,相等於8,331,000港元為美元,其餘為港元,較二零零六年年底現金及現金等價物結餘減少6.8%。

於二零零七年十二月三十一日,本集團之借貸包括銀行借款共503,428,000港元(二零零六年十二月三十一日:81,557,000港元),其中281,720,000港元(二零零六年十二月三十一日:零港元)為無抵押,168,988,000港元(二零零六年十二月三十一日:81,557,000港元)為以應收票據作抵押的,和52,720,000港元(二零零六年十二月三十一日:零港元)為以50,571,000港元(二零零六年十二月三十一日:零港元)的銀行存款作抵押的;及直接控股公司借款21,216,000港元(二零零六年十二月三十一日:零港元)。本集團之借貸,其中84.7%(二零零六年十二月三十一日:100%)須於一年內償還,其餘須於三年內償還。所有借款年利率介乎2.10%至6.72%之間(於二零零六年:1.92%至3.24%)。本集團分別有15.3%及15.3%的借款是以由本集團一間的附屬公司及本集團一間非全資附屬公司的少數股東提供擔保。

本集團的負債比率(即按本集團借款淨額(即計息借款減現金及現金等價物)除以本公司股權持有人應佔權益總額計算)為29.0%(二零零六年十二月三十一日:負7.1%),比率增加主要是由於要滿足馬口鐵業務發展的資金需要。

於二零零七年十二月三十一日,本集團的銀行信貸總額為418,968,000港元,其中已使用的銀行信貸額為347,724,000港元,尚未動用的銀行信貸額為71,244,000港元。本集團有19.1%的銀行信貸額是以本集團其中一間的附屬公司提供之公司擔保作抵押。本集團現時的現金資源及可動用信貸額,加上本集團的經營業務產生穩定的現金流,足以滿足本集團履行其債務責任及業務經營所需。

於二零零八年一月二十五日，本集團與中國工商銀行（亞洲）有限公司及香港上海滙豐銀行有限公司訂立了融資協議（「貸款協議」）。根據該貸款協議，本集團可獲取為期三年的480,000,000港元有抵押貸款，此貸款為浮動利率貸款，用作為其一般企業融資需求撥充資金。是次貸款充分反映銀行對本集團之信用狀況和前景的信心及認同。

資本開支

本集團二零零七年的資本開支為415,375,000港元（二零零六年：369,377,000港元），其中391,974,000港元為一間附屬公司中粵浦項購置的。此附屬公司主要從事製造及銷售馬口鐵產品，並已於二零零八年二月投產。

資產抵押

於二零零七年十二月三十一日，本集團之銀行存款及應收票據總帳面淨值合共224,888,000港元（二零零六年十二月三十一日：81,557,000港元）已抵押予銀行，以取得對本集團的一般銀行授信額度。

訴訟

於二零零四年，本集團一附屬公司作為第三人收到一申索，指稱該附屬公司未償還該案被告一筆應付款項，此法律糾紛由湖南省岳陽市中級人民法院審理，並於二零零五年一月法院判決為我方勝訴。於二零零六年十二月二十九日，該案被告作原告於中山市中級人民法院向該附屬公司提出新的申索，申索金額連同違約賠償金為人民幣5,788,000元（約5,761,000港元）。於二零零七年十月，法院發出的一項裁定，此申索因其訴訟代表不合格而被駁回，此附屬公司無需因此次申索支付任何費用。

外匯及利率風險

本集團的業務主要在中國和香港。年內，港幣及美元的匯率相對穩定，並未對本集團構成重大的外匯風險；至於人民幣兑美元之升值的影響，由於集團大部分之銷售均以人民幣結算，而採購主要以人民幣及美元結算，集團並未面對重大的外匯風險。

本集團之借貸主要以浮動利率計算，管理層會留意利率變動情況。就難以預料之匯率波動，本集團將於有需要時使用對沖工具作出對沖。於二零零七年十二月三十一日，本集團有若干外幣借款(3,022,000美元及416,371,000日元（相等於52,720,000港元總金額））以遠期外匯合同作對沖。除此等借款外，其他借款均以相關公司的功能貨幣或以美元提取借款。鑒於預期人民幣兑美元之升值，管理層不認為外匯風險重大。

員工及薪酬政策

截至二零零七年十二月三十一日止，本集團全職僱員人數共1,042名，比二零零六年年底增加319名。其中47名在香港及995名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。二零零七年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行花紅激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及稅後利潤為依據，按不同利潤檔次的比例計提花紅，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

執行董事

梁江先生，55歲，於二零零二年一月獲委任為本公司主席，現時亦擔任三間附屬公司中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）、中山市山海實業有限公司（「山海實業」）及中粵浦項（秦皇島）馬口鐵工業有限公司（「中粵浦項」）董事長。彼亦為主要股東粵海控股集團有限公司（「香港粵海」）常務董事。梁先生畢業於中國華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記及高明市市委書記。梁先生於一九九七年十月至二零零零年三月期間擔任粵海地產（集團）有限公司董事長。在加入本公司前，彼曾任粵海資產管理有限公司（「粵海資產」）董事長及廣聯有限公司（「廣聯」）董事長。粵海資產及廣聯均為香港粵海的附屬公司。

李力先生，52歲，於二零零八年一月獲委任為本公司副主席兼執行董事，現時亦擔任附屬公司廣南生豬貿易有限公司之董事長。於二零零零年五月至二零零二年七月，李先生曾擔任本公司的常務副主席。李先生於中國中山大學及中國華南師範大學專科畢業。彼曾在廣東省對外經濟貿易委員會工作，亦曾擔任廣東省對外經濟貿易委員會經貿管理處副處長。自一九九八年九月起，李先生出任澳門南粵食品水產有限公司（「南粵食品」）及澳門南粵鮮活商品批發市場有限公司（「南粵鮮活商品」）之總經理。李先生現為南粵食品、南粵鮮活商品及南粵聯豐貿易有限公司之董事長，該三間公司均為香港粵海的間接全資附屬公司。

譚云標先生，43歲，於二零零四年二月獲委任為本公司執行董事兼總經理。譚先生於中國華南農業大學畢業，於一九八四年至一九八八年期間在中國中山市政府工作。譚先生於一九八八年起加入山海實業及中粵馬口鐵，於一九九七年擢升為董事兼副總經理，並於二零零一年起擔任該兩間公司董事兼總經理。現時亦擔任中粵浦項的董事。

曾翰南先生，38歲，於二零零四年二月獲委任為本公司執行董事兼財務總監，現時亦擔任山海實業及中粵馬口鐵董事兼財務總監。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生於一九九八年加入粵海企業（集團）有限公司（「粵海企業」）。在加入本公司前，彼擔任香港粵海財務部副總經理。

非執行董事

趙雷力先生，54歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任本公司的最終控股公司廣東粵海控股有限公司（「粵海控股」）董事及香港粵海常務董事，現時亦擔任本公司的同系附屬公司金威啤酒集團有限公司（「金威啤酒」）非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。

羅蕃郁先生，52歲，於二零零零年五月獲委任為本公司非執行董事，現為香港粵海董事及金威啤酒非執行董事，曾擔任本公司的同系附屬公司粵海制革有限公司非執行董事。羅先生於一九八七年加入粵海企業，負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中國中山大學經濟系。

侯卓冰小姐，46歲，於二零零六年八月獲委任為本公司非執行董事，現時亦擔任中粵浦項的董事。彼於二零零零年五月至二零零二年七月期間曾出任本公司非執行董事。侯小姐畢業於中國暨南大學國際金融系，並持有澳洲梅鐸大學工商管理碩士學位。侯小姐熟悉資金管理，曾在廣州國際信托投資有限公司開發區分公司工作。侯小姐於一九八八年加入粵海企業財務部，於二零零零年八月至二零零二年七月曾擔任香港粵海財務部總經理。其後，侯小姐出任廣東天河城(集團)股份有限公司董事兼財務總監，直至二零零六年七月起分別出任粵海控股及香港粵海財務部總經理。

獨立非執行董事

Gerard Joseph McMAHON先生，64歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年年底，彼擔任證券及期貨事務監察委員會(「證監會」)的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。McMahon先生為香港大律師，現時擔任香港上市公司紀翰集團有限公司的非執行董事。彼自一九九七年起，先後擔任為香港、印尼及澳洲多間上市公司的非執行董事。

譚惠珠小姐，*金紫荊星章*，*太平紳士*，*榮譽法學博士*、*法學學士(榮譽)*、*大律師*，62歲，於一九九九年六月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他七間香港上市公司的非執行董事，分別為永安國際有限公司、五礦建設有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。彼現為廉政公署貪污問題諮詢委員會委員及策略發展委員會政制發展專題小組委員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

李嘉強先生，55歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

高級管理人員

梁江先生、李力先生、譚云標先生及曾翰南先生為本公司之高級管理人員。

董事會報告

廣南(集團)有限公司(「本公司」)董事(「董事」)欣然提呈彼等之報告連同截至二零零七年十二月三十一日止年度本公司及其附屬公司(「本集團」)之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、物業的發展及租賃、鮮活商品之代理與經銷及食品貿易。本集團主要在香港及中國內地經營業務。

年內,本集團按主要業務之營業額分析,以及按業務和地區分類之經營業績分析,分別載於財務報表附註3及13。

業績及股息

本集團截至二零零七年十二月三十一日止年度之綜合業績以及本公司及本集團於該日之財政狀況載列於第32至第104頁之財務報表。

中期股息每股2.0港仙(二零零六年:1.5港仙)已於二零零七年十月三十一日派發,董事建議就截至二零零七年十二月三十一日止年度派發末期股息每股2.0港仙(二零零六年:2.0港仙)。

建議之末期股息,如在本公司的二零零八年股東週年大會上獲得通過,預期將於二零零八年六月三十日派付予於二零零八年六月六日名列於本公司股東名冊之股東。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註14(a)及14(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於二零零七年十二月三十一日之詳情分別載列於財務報表附註37及39。

借貸及利息資本化

本集團及本公司之借貸詳情載列於財務報表附註24。年內本集團將利息開支1,057,000港元(二零零六年:零港元)資本化。

股本

本公司股本的詳情載於財務報表附註26(c)。年內,因購股權獲行使,本公司發行了股份。

儲備

本年歸屬予本公司股權持有人的派息前綜合溢利為183,809,000港元(二零零六:121,320,000港元),已轉往儲備。年內本集團及本公司之其他儲備變動情況分別載於財務報表附註26(a)及26(b)。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註31。

主要客戶及供貨商

截至二零零七年十二月三十一日止年度，本集團五大客戶帶來之營業額合共少於本集團總營業額30%。

最大供應商截至二零零七年十二月三十一日止年度佔本集團總採購額（不包括具資本性質之採購）50.5%，而五大供應商合共佔本集團總採購額78.0%。

本集團最大供應商為株式會社POSCO（「POSCO」）及其附屬公司，POSCO為中粵浦項（秦皇島）馬口鐵工業有限公司（本集團66%擁有的附屬公司）的少數股東，該交易的進一步詳情已載列於第105至107頁「根據香港聯合交易所有限公司證券上市規則披露之交易」內的附註1C。

於年內任何時間，本公司董事、彼等之聯繫人士或任何股東（據董事所知擁有本公司股本5%以上者）概無於該等主要供應商中擁有任何權益。

慈善捐款

年內，本集團的慈善捐款為103,000港元（二零零六年：10,000港元）。

物業

本公司之主要物業的詳情載列於第108頁。

財務概要

本集團截至二零零七年十二月三十一日止過去五個年度各年之業績、資產及負債概要載列於第109及110頁。

董事

年內及截至本報告刊發之日止，本公司之董事如下：

執行董事
梁江
李力*（於2008年1月7日獲委任）*
譚云標
曾翰南

非執行董事
趙雷力
羅蕃郁
董德才（於2007年11月12日辭任）
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

本公司已接獲獨立非執行董事 Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生發出有關彼等獨立性之確認，本公司及其提名委員會認為各獨立非執行董事均為獨立人士。

退任及重選之董事

根據本公司之組織章程細則第92條，李力先生將於應屆股東週年大會上任滿告退，惟彼符合資格並願膺選連任。

根據本公司之組織章程細則第101條，梁江先生、羅蕃郁先生及譚惠珠小姐將於應屆股東週年大會上輪值退任，惟彼等符合資格並願膺選連任。

董事於股份、相關股份及債券之權益及淡倉

於二零零七年十二月三十一日，董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份或債券中擁有如下權益及淡倉(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉）須知會本公司及香港聯合交易所有限公司（「聯交所」）；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據聯交所證券上市規則（「上市規則」）所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所：

(I) 於普通股之好倉

(i) 本公司

董事姓名	所持普通股數目（個人權益）	權益概約百分比
梁江	150,000	0.017%
曾翰南	200,000	0.022%
Gerard Joseph McMahon	100,000	0.011%

附註：權益概約百分比是按本公司於2007年12月31日之已發行普通股905,603,285股為計算基準。

(ii) 粵海投資有限公司

董事姓名	所持普通股數目（個人權益）	權益概約百分比
侯卓冰	32,000	0.000%

附註：權益概約百分比是按粵海投資有限公司於2007年12月31日之已發行股份6,103,938,071股普通股為計算基準。

(iii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	權益概約百分比
羅蕃郁	86,444	0.005%

附註：權益概約百分比是按金威啤酒集團有限公司於2007年12月31日之已發行股份1,706,672,000股普通股為計算基準。

(iv) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	權益概約百分比
羅蕃郁	70,000	0.013%

附註：權益概約百分比是按粵海制革有限公司於2007年12月31日之已發行股份537,504,000股普通股為計算基準。

(II) 於有關本公司普通股的購股權之好倉

董事姓名	購股權授出日期#	購股權數目 於2007年1月1日持有（千份）	購股權數目 年內授出（千份）	購股權行使期*	就獲授購股權已付之總代價（港元）	行使購股權時須支付之每股價格（港元）	年內之購股權數目 已行使（千份）	年內之購股權數目 已失效（千份）	年內之購股權數目 已註銷（千份）	於2007年12月31日持有購股權數目（千份）	股價 購股權授出日**（港元）	股價 購股權行使日**（港元）
梁江	06.02.2004***	2,000	–	06.05.2004 to 05.05.2009	10	1.582	2,000	–	–	–	0.155	1.570
	09.03.2006	2,000	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
譚云標	06.02.2004***	1,500	–	06.05.2004 to 05.05.2009	10	1.582	–	–	–	1,500	0.155	–
	09.03.2006	2,000	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
曾翰南	09.03.2006	300	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	300	1.610	–
趙雷力	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
羅蕃郁	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Gerard Joseph McMahon	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
譚惠珠	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	200	–	–	–	1.610	1.750
李嘉強	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於緊接該日前之營業日的營業時間結束時終止。

** 所披露之「購股權授出日股價」及「購股權行使日股價」，乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日，本公司普通股股份於香港聯交所所報之收市價。

*** 於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。

除上文所披露者及由各董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於二零零七年十二月三十一日，本公司董事及行政總裁概無於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益或淡倉）須知會本公司及聯交所；或(ii)須記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則須知會本公司及聯交所。

本公司之購股權計劃

於二零零四年六月十一日，本公司採納新購股權計劃（「二零零四年購股權計劃」）及終止本公司於二零零一年八月二十四日採納之購股權計劃（「二零零一年購股權計劃」）。在終止二零零一年購股權計劃前已授出的購股權仍然有效直至失效為止。

二零零一年購股權計劃

根據二零零一年購股權計劃，該計劃之購股權之行使價乃由董事酌情釐定，惟不可低於以下所述之較高者：(i)本公司股份之面值；及(ii)股份緊接購股權授出該日前連續五個交易日於聯交所報價表所載之平均每股收市價80%。

根據二零零一年購股權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員（包括執行董事惟不包括非執行董事）認購購股權以認購本公司股份。根據二零零一年購股權計劃授出之購股權可由購股權承授人於授出日期起計21日內向本公司支付港幣10元總代價及以書面接納。根據二零零一年購股權計劃授出之購股權可於緊隨授出日期後三個月期屆滿日之營業日起計五年期內行使，並於該五年期之最後一個營業日之營業時間結束時屆滿。

二零零四年購股權計劃

本公司設立二零零四年購股權計劃之目的在於讓本公司設立具有與目前慣例可資比較之條款之新計劃，以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，以及吸納對本集團有價值之人材。二零零四年購股權計劃之合資格參與者包括本公司之董事（包括非執行董事及獨立非執行董事）、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。除非另行終止或修訂，二零零四年購股權計劃之有效期由二零零四年六月二十五日起計10年內有效。

因根據二零零四年購股權計劃及本公司任何其他購股權計劃已授出及尚未授出之所有尚未行使購股權獲行使而發行之股份數目最高不得超過其當時已發行股份之30%。因根據二零零四年購股權計劃及本公司任何其他購股權計劃將授出之購股權獲行使而發行之股份總數合計不得超過本公司於採納二零零四年購股權計劃日期已發行股份之10%，但本公司可尋求股東於股東大會批准更新二零零四年購股權計劃之10%限額。

於授出日期前十二個月期間內任何一位合資格參與人已授出及將授出之購股權（包括已行使及尚未行使之購股權）獲行使而已發行及將發行之股份不得超過本公司於授出日期之已發行股份之1%。如授出超過該限額之購股權須獲股東於本公司股東大會批准。

根據二零零四年購股權計劃授出之購股權可於授出日期起計十四日內接納，獲授人須支付代價1港元。購股權之行使期由本公司董事會決定，於一段暫緩行使期過後展開，並於授出購股權日期起計不超過10年之日終止。

購股權之行使價由董事會釐定，惟最少必須為以下之最高者：(i)本公司股份在授出購股權日（該日必須是營業日）根據聯交所每日報價表之收市價；(ii)本公司股份在緊接授出購股權日期前五個營業日根據聯交所每日報價表之平均收市價；及(iii)本公司股份之面值。

年內，根據二零零一年及二零零四年購股權計劃已授出的購股權當中，分別有3,820,000份購股權和200,000份購股權已獲行使，另有1,500,000份根據二零零四年購股權計劃已授出的購股權已告失效，本公司亦無根據二零零四年購股權計劃授出任何購股權。於二零零七年十二月三十一日，尚有購股權可分別根據二零零一年及二零零四年購股權計劃認購4,500,000股和9,950,000股本公司股份仍未行使。

於二零零七年十二月三十一日，除「於有關本公司普通股的購股權之好倉」一節所披露者外，本公司若干僱員擁有根據二零零一年購股權計劃及二零零四年購股權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.5港元之股份。有關進一步詳情載於財務報表附註25。

類別	購股權授出日期#	購股權數目		購股權行使期*	就獲授購股權已付之總代價（港元）	行使購股權時須支付之每股價格（港元）	年內之購股權數目			於2007年12月31日持有購股權數目（千份）	股價	
		於2007年1月1日持有（千份）	年內授出（千份）				已行使（千份）	已失效（千份）	已註銷（千份）		購股權授出日**（港元）	購股權行使日**（港元）
僱員及其他參與者	06.02.2004***	4,820	–	06.05.2004 to 05.05.2009	10	1.582	1,820	–	–	3,000	0.155	2.130
	09.03.2006	6,350	–	09.06.2006 to 08.03.2016	1	1.660	–	1,500	–	4,850	1.610	–

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。*

* *倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於緊接該日前之營業日的營業時間結束時終止。*

** *所披露之「購股權授出日股價」及「購股權行使日股價」，乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日，本公司普通股股份於香港聯交所所報之收市價。*

*** *於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。*

附註：於2007年12月31日尚未行使之購股權的相關股份佔本公司已發行股本約1.596%。

購買股份或債券之安排

除董事持有之購股權外，於年內之任何時間，本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之權益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大權益。

董事於競爭性業務的利益

年內，本公司董事趙雷力先生亦為廣東粵海控股有限公司(「粵海控股」)及粵海控股集團有限公司(「香港粵海」)之董事。本公司董事梁江先生及羅蕃郁先生亦為香港粵海之董事。香港粵海為粵海控股之全資附屬公司。粵海控股及其附屬公司(不包括本集團)(「粵海控股集團」)擁有多元化之業務權益，包括鮮活商品之代理、物業發展及租賃物業。粵海控股集團與本集團之業務權益範圍之間具有若干程度上之重複。然而，本公司董事相信，粵海控股集團與本集團之業務之間在任何重大方面並無存在任何直接或間接競爭。

董事之服務合約

於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償(法定賠償除外)之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第105至第107頁。

主要股東

於二零零七年十二月三十一日，就本公司任何董事或行政總裁所知，以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	佔已發行股本概約百分比
廣東粵海控股有限公司(「粵海控股」)(附註)	536,380,868	好倉	59.23%
粵海控股集團有限公司(「香港粵海」)	536,380,868	好倉	59.23%

附註：粵海控股於本公司之應佔權益乃透過其於香港粵海之100%直接權益持有。

除上文所披露者外，於二零零七年十二月三十一日，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或須記入本公司根據證券及期貨條例第336條置存之登記冊中之權益或淡倉。

與控股股東或其附屬公司簽訂之重大合約

除了在第105至第107頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節所披露者外，本公司或附屬公司與香港粵海(本公司之控股股東)或其附屬公司已簽訂下列重大合約。

於二零零二年三月二十五日，本公司之全資附屬公司中粵材料有限公司與香港粵海之全資附屬公司Richway Resources Limited(「Richway」)就 Richway提供一筆人民幣50,000,000元之貸款訂立了一份貸款協議。該筆貸款為無抵押、免息及沒有指定還款期。於二零零七年十二月三十一日，尚未償還金額為人民幣25,000,000元。

於二零零七年四月十一日，本公司與香港粵海訂立借款協議，據此，香港粵海同意提供不超過200,000,000港元之借款予本公司，該筆借款乃按一般(或更佳)的商業條款借出、無抵押及期限至二零零八年十二月三十一日。於二零零七年十二月三十一日，尚未償還本金額為21,216,000港元。有關進一步詳情載於財務報表附註24(b)。

購買、出售或贖回上市證券

於本年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

公眾持股量

於本報告刊發日期，根據本公司可取得之公開資料及據董事所知，本公司已維持根據上市規則所規定之公眾持股量。

審閱年度業績

本集團截至二零零七年十二月三十一日止之年度的業績，已由本公司之審核委員會審閱。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命

主席
梁江

香港，二零零八年四月十六日

本公司及附屬公司(「本集團」)一直著重致力達至及監察以保持高水平的企業管治，務求符合商業和股東最佳利益的需要。同時，本集團視執行《香港聯合交易所有限公司證券上市規則》(「上市規則」)附錄14所載之《企業管治常規守則》(「管治常規守則」)為目標。

本公司之董事(「董事」)認為，本公司於截至二零零七年十二月三十一日止年度已遵守管治常規守則之條文，惟若干非執行董事之任期並無具體規定，因為根據本公司組織章程細則(「章程細則」)彼等須於股東週年大會上輪值退任，惟可膺選連任。

董事進行之證券交易

本公司採納上市規則附錄10所載有關董事進行證券交易之標準守則。經本公司向所有董事作出具體查詢之後，所有董事確認彼等於二零零七年年內均已遵照標準守則所載之規定。

董事會

於二零零七年十二月三十一日，董事會由三位執行董事(梁江先生、譚云標先生及曾翰南先生)、三位非執行董事(趙雷力先生、羅蕃郁先生及侯卓冰小姐)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。董德才先生於二零零七年十一月十二日辭任非執行董事。李力先生於二零零八年一月七日獲委任為副主席及執行董事。

董事會負責領導及控制本公司，並監察本集團之業務、決策及表現。董事會將轉授管理層權力及責任以管理本集團。管理層獲授權管理本集團之日常事務。董事具體授權管理層處理重大企業事宜，包括編製中期報告、年報及公告予董事會於刊發前批准、實施董事會採納之商業策略及措施、推行妥善內部監控及風險管理程序，以及遵守有關法定規定、規則與規例。

董事會每季最少召開會議一次，並在需要董事會作出決定的其他情況下再召開會議。於截至二零零七年十二月三十一日止年度，董事會合共舉行五次會議。

於截至二零零七年十二月三十一日止年度，董事在股東週年大會、董事會、薪酬委員會、提名委員會及審核委員會會議的出席率載列如下：

	股東週年大會	董事會	薪酬委員會	提名委員會	審核委員會
執行董事					
梁江	1/1	5/5	2/2	1/1	
譚云標	1/1	5/5	2/2		
曾翰南	1/1	5/5			
非執行董事					
趙雷力	1/1	4/5			
羅蕃郁	0/1	5/5			
董德才*	0/1	4/4			
侯卓冰	1/1	5/5			
獨立非執行董事					
Gerard Joseph McMahon	1/1	5/5	2/2	1/1	6/6
譚惠珠	0/1	5/5	2/2	1/1	6/6
李嘉強	1/1	5/5	2/2	1/1	6/6

* *董德才先生於二零零七年十一月十二日辭任非執行董事。*

根據上市規則第3.13條，本公司已收到三位獨立非執行董事（Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生）的獨立性確認函。董事會及提名委員會已評定彼等的獨立性，並認為所有獨立非執行董事均屬上市規則所界定之獨立人士。

董事會成員之間在財務、業務、家族或其他重大／相關事宜上並無關係。董事會架構平衡，目的在於確保整個董事會擁有強穩之獨立性。各董事簡歷載於年報第10及11頁，當中載列各董事各方面才能、專業知識、經驗及資格。

主席及總經理

主席是梁江先生，而總經理是譚云標先生。彼等的職責已清楚界定及分開以維持獨立性及適當的約制及平衡。梁江先生作為主席，具有執行責任，領導董事會，使董事會在履行其職責時能有效及適當地運作。而譚云標先生作為總經理，須就全面執行本公司之決策及整體業務經營向董事會負責。

非執行董事

在二零零五年一月一日實施管治常規守則之前，本公司的非執行董事並無指定任期，但彼等須根據本公司章程細則輪值退任及在股東週年大會上重選。於二零零五年股東周年大會上獲重選非執行董事之任期約為三年，直至彼等根據本公司章程細則須輪值退任為止。於二零零六年股東週年大會上，本公司已批准修訂章程細則，以確保非執行董事最少每三年根據章程細則輪值退任。

董事之薪酬

本公司於一九九九年成立薪酬委員會(「薪酬委員會」)。薪酬委員會之權力及職責如下：

權力

1. 薪酬委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 薪酬委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 薪酬委員會應就其他執行董事的薪酬建議諮詢主席及／或總經理，如認為有需要，亦可索取專業意見。

2. 就本公司董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程式制訂此等薪酬政策，向董事會提出建議。

3. 獲董事會轉授以下職責，即釐定全體執行董事及高級管理人員的特定薪酬待遇，包括非金錢利益、退休金權利及賠償金額(包括喪失或終止職務或委任的賠償)，並就非執行董事的薪酬向董事會提出建議。委員會應考慮的因素包括同類公司支付的薪酬、董事須付出的時間及董事職責、集團內其他職位的僱用條件及是否應該按表現釐定薪酬等。

4. 透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬。

5. 檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；若未能按有關合約條款釐定，賠償亦須公平合理，不會對本公司造成過重負擔。

6. 檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；若未能按有關合約條款釐定，有關賠償亦須合理適當。

7. 向董事會推薦關於本集團員工及／或僱員的購股權或激勵計劃或類同，或其他同享利潤的安排，作為管理層或其他員工正常薪金及花紅以外的獎償。

8. 監管有關管理及關乎公司退休金或公積金的政策。

9. 確保任何董事或其任何聯繫人不得自行釐定薪酬。

10. 就薪酬委員會其職權範圍條文所載的事宜向董事會匯報，以及有責任適時及不少於一年一次向董事會匯報有關其工作(包括委員會所作的決定及建議)。

薪酬委員會由董事會主席(梁江先生)、執行董事兼總經理(譚云標先生)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。李嘉強先生為薪酬委員會主席。

薪酬委員會須每年至少召開兩次會議。於截至二零零七年十二月三十一日止年度，薪酬委員會舉行兩次會議討論本公司執行董事及管理層之年度薪酬及花紅。

董事酬金的詳情載於財務報表附註8。

提名董事

本公司於二零零五年成立提名委員會(「提名委員會」)。提名委員會負責物色合資格人選成為董事會成員，並就董事委任及重新委任向董事會提出推薦建議。董事會負責考慮及批准委任董事，務求委任具備相關專業及經驗的合適人士進入董事會，進一步令董事會強大及多元化，藉著各成員的持續參與和貢獻繼續發揮董事會的效能。

提名委員會之權力及職責如下：

權力

1. 提名委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 提名委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 定期檢討董事會的架構、人數及組成(包括技能、知識及經驗方面),並就任何擬作出的變動向董事會提出建議。

2. 物色具備合適資格可擔任董事的人士,並挑選或提名有關人士出任董事或就此向董事會提供意見。

3. 參照上市規則的要求,評核獨立非執行董事的獨立性。

4. 就董事委任或重新委任以及董事(尤其是主席及總經理)繼任計劃的有關事宜向董事會提出建議。

5. 就提名委員會其職權範圍條文所載的事宜向董事會匯報,以及有責任適時及不少於一年一次向董事會匯報有關其工作(包括委員會所作的決定及建議)。

提名委員會由董事會主席(梁江先生)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。梁江先生為提名委員會主席。

提名委員會須每年至少召開一次會議。於截至二零零七年十二月三十一日止年度,提名委員會舉行一次會議考慮董事會的架構、規模及組成,並就董事委任或重新委任考慮、提名和建議合適的人選。

核數師酬金

本公司核數師畢馬威會計師事務所就截至二零零七年十二月三十一日止年度所提供服務之酬金載列如下:

已提供服務	費用 千港元
審核全年業績	2,180
審閱中期業績	580
審閱持續關連交易	122
審閱營運資金預測、債務聲明及未經審核備考財務資料	302
	3,184

審核委員會

本公司於一九九九年成立審核委員會。審核委員會之權力及職責如下：

權力

1. 審核委員會可獲董事會之授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對委員會的任何要求予以合作。

2. 審核委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 主要負責就外聘核數師的委任、重新委任及罷免向董事會提供建議、批准外聘核數師的薪酬及聘用條款，及處理任何有關該核數師辭職或辭退該核數師的問題。

2. 按適用的標準檢討及監察外聘核數師是否獨立、客觀及核數程序是否有效；審核委員會應於核數工作開始前先與核數師討論核數性質及範疇及有關申報責任。

3. 就外聘核數師提供非核數服務制定政策，並予以執行。就此規定而言，外聘核數師包括與負責核數的公司處於同一控制權、所有權或管理權之下的任何機構，或一個合理知悉所有有關資料的第三方，在合理情況下會斷定該機構屬於該負責核數的公司的本土或國際業務的一部分的任何機構。審核委員會應就其認為必須採取的行動或改善的事項向董事會報告，並建議有哪些可採取的步驟。

4. 監察本公司的財務報表及本公司年度報告及賬目、半年度報告及（若擬刊發）季度報告的完整性，並審閱報表及報告所載有關財務申報的重大意見。在這方面，審核委員會在向董事會提交有關本公司年度報告及賬目、半年度報告及（若擬刊發）季度報告前作出審閱有關報表及報告時，應特別針對下列事項：

   (a) 會計政策及實務的任何更改；

   (b) 涉及重要判斷的地方；

   (c) 因核數而出現的重大調整；

   (d) 企業持續經營的假設及任何保留意見；

   (e) 是否遵守會計準則；及

   (f) 是否遵守有關財務申報的《上市規則》及其他法律規定。

5. 就上述4項而言：

   (a) 審核委員會成員須與本公司的董事會、高級管理人員及獲委任為本公司合資格會計師的人士聯絡。審核委員會須至少每年與本公司的核數師開會一次；及

   (b) 審核委員會應考慮於該等報告及賬目中所反映或需反映的任何重大或不尋常事項，並須適當考慮任何由本公司的合資格會計師、監察主任或核數師提出的事項。

6. 檢討本集團的財務監控、內部監控及風險管理制度。

7. 與管理層討論內部監控系統，確保管理層已履行職責建立有效的內部監控系統。

8. 主動或應董事會的委派，就有關內部監控事宜的重要調查結果及管理層的回應進行研究。

9. 如公司設有內部核數功能，須確保內部和外聘核數師的工作得到協調；也須確保內部核數功能在本公司內部有足夠資源運作，並且有適當的地位；以及檢討及監察內部核數功能是否有效。

10. 檢討集團的財務及會計政策及實務。

11. 檢查外聘核數師給予管理層的《審核情況説明函件》、核數師就會計紀錄、財務賬目或監控系統向管理層提出的任何重大疑問及管理層作出的回應。

12. 確保董事會及時回應於外聘核數師給予管理層的《審核情況説明函件》中提出的事宜。

13. 就本職責範圍條文所載的事宜向董事會匯報。

14. 就審核委員會其職權範圍條文所載的事宜向董事會匯報，以及有責任適時向董事會匯報有關其工作（包括委員會所作的決定及建議）。

15. 研究其他由董事會界定的課題。

審核委員會由三名獨立非執行董事（Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生）組成。Gerard Joseph McMahon先生為審核委員會主席。

審核委員會須每年至少召開四次會議。於截至二零零七年十二月三十一日止年度，審核委員會共舉行六次會議，其中包括審閱本集團二零零六年全年業績及二零零七年中期業績。審核委員會不僅關注會計政策及慣例變動之影響，亦於審核本集團財務業績時，留意須遵守會計標準、上市規則及法律之規定，並且關注本集團的內部監控系統。於截至二零零七年十二月三十一日止年度，審核委員會在管理層不在場之情況下與外聘核數師舉行兩次會議討論藉得關注的問題。

問責及核數

董事確認彼等有責任監督相關年度的財務報表的編製，以真實而公平地反映本集團的財政狀況及業績與現金流量。外聘核數師對股東的責任已刊載於獨立核數師報告於第30及31頁。在編製截至二零零七年十二月三十一日止年度的財務報表時，董事已貫徹採用合適的會計政策、採納與集團業務及本財務報表有關的香港公認會計原則、作出審慎及合理的判決及估計，並已按持續經營為基礎編製賬目。

本公司在所有股東通訊中(包括年報、中期報告、公告及通函)力求以平衡、清晰及全面地評估本集團的表現、狀況及前景。本公司的年度及中期業績分別在有關期間完結後4個月及3個月內適時發表。

內部監控

董事會致力為本集團成立及維持一個健全及有效率的內部監控系統，以保障股東的投資及保護本集團的財產，及達到企業目標。本集團的內部監控的主要部分如下：

1. 已成立已定義的組織結構，有指定限定權力及責任。

2. 制定營運政策及過程。

3. 授予權力 — 委任董事及／或管理層相對的權力等級是根據有關某些業務或營運目標的。由董事會授予決定權的委員會(例如：審核、薪酬及提名)，是為審閱、批准及監督本集團某些營運方面而成立。

4. 預算系統 — (i)管理層每年編製業務計劃及預測，並須每月檢討及批准。年度預算及每月滾動預算，可助管理層確定及評估來年的重要業務風險對財務影響的可能性，並達到業務目標；(ii)設有有關每月週期性的及主要資本開支的預算系統。任何和預算案不同的重大變化會調查、解釋及被相關的財務總監批准。

5. 內部稽核部門 — 為了進一步加強本集團的內部監控，成立了內部稽核部門。內部的核數師可無限制地審閱本集團在各方面的活動及內部監控，任何發現嚴重的內部監控缺失或錯誤將會立即向董事或直接向審核委員會報告。

6. 審核委員會及董事會季度審閱 — 董事最少每季審閱本集團的主要業務及營運活動及財務表現。

7. 全面的會計系統 — 設有可靠及全面的會計系統記錄本集團的財務資料。

8. 管理層每月檢討 — 管理層每月檢討各業務分類的主要營運及財務表現，定期召開會議檢討業務及財務表現與預測比較及將採取的業務策略。

於截至二零零七年十二月三十一日止年度，董事會和審核委員會審閱本集團重大的財務、營運及遵守監控及風險管理過程的有效性及效率，董事會大體滿意本集團現有的內部監控系統的有效性及是否足夠。董事會知悉好的企業管治的重要性，並會繼續致力加強本集團的內部監控以支持本集團的進一步發展。

本集團的內部監控系統設計是為提供合理(而不是絕對)的保證，防止未經授權的使用及處置。它只能管理，而不能撇除，所有重大誤述、錯誤、損失及欺詐。

KPMG

致廣南(集團)有限公司股東
獨立核數師報告
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第32至104頁廣南(集團)有限公司(「貴公司」)的綜合財務報表,此綜合財務報表包括於二零零七年十二月三十一日的綜合和公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見。我們是按照香港《公司條例》第141條的規定,僅向整體股東報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價財務報表的整體列報方式。

我們相信,我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零七年十二月三十一日的事務狀況及截至該日止年度　貴集團的溢利及現金流量，並已按照香港《公司條例》妥為編製。

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

二零零八年四月十六日

綜合損益表

截至二零零七年十二月三十一日止年度
(以港幣列示)

	附註	二零零七年 千元	二零零六年 千元
營業額	3, 13	1,593,460	1,221,254
銷售成本		(1,415,997)	(1,057,781)
毛利		177,463	163,473
其他收益	4	12,529	9,906
其他收入淨額	4	12,623	14,327
分銷成本		(29,836)	(19,914)
行政費用		(59,812)	(47,056)
其他經營費用		(3,083)	(9,942)
經營溢利		109,884	110,794
非經營收入	5	40,021	–
投資物業估值收益		16,075	23,123
融資成本	6(a)	(11,927)	(2,906)
應佔聯營公司溢利減虧損		20,390	19,259
除稅前溢利	6	174,443	150,270
所得稅	7(a)	7,435	(23,476)
本年溢利		181,878	126,794
歸屬予：			
本公司股權持有人	26(a)	183,809	121,320
少數股東權益	26(a)	(1,931)	5,474
本年溢利		181,878	126,794
年度應付本公司股權持有人股息：	11		
年內宣佈派發之中期股息		18,108	13,524
結算日後建議派發之末期股息		18,112	18,032
		36,220	31,556
每股盈利	12		
基本		20.3仙	13.5仙
攤薄		20.3仙	13.5仙

第39至第104頁的附註屬本財務報表的一部分。

綜合資產負債表

於二零零七年十二月三十一日
（以港幣列示）

	附註	二零零七年 千元	二零零六年 千元
非流動資產			
固定資產			
一 投資物業		264,224	235,651
一 其他物業、廠房及設備		858,560	512,275
一 以經營租賃持作自用的租賃土地權益		107,100	57,855
	14(a)	1,229,884	805,781
佔聯營公司權益	16	199,010	182,434
		1,428,894	988,215
流動資產			
交易證券	18	6,399	3,153
存貨	20	321,343	115,478
業務及其他應收款項、訂金及預付款	21	453,488	274,706
可收回本期税項	19(a)	456	320
現金及現金等價物	22	147,009	157,737
		928,695	551,394
流動負債			
業務及其他應付款項	23	401,731	306,377
銀行借款	24(a)	423,336	81,557
直接控股公司借款	24(b)	21,216	—
應付本期税項	19(a)	19,934	19,077
		866,217	407,011
流動資產淨值		62,478	144,383
總資產減流動負債		1,491,372	1,132,598
非流動負債			
銀行借款	24(a)	80,092	—
遞延税項負債	19(b)	22,033	21,687
		102,125	21,687
資產淨值		1,389,247	1,110,911

綜合資產負債表

於二零零七年十二月三十一日
(以港幣列示)

	附註	二零零七年 千元	二零零六年 千元
資本及儲備			
股本	26(c)	452,802	450,792
儲備		848,702	622,477
本公司股權持有人應佔權益總額		1,301,504	1,073,269
少數股東權益		87,743	37,642
權益總額	26(a)	1,389,247	1,110,911

董事會於二零零八年四月十六日核准並許可發出。

董事
譚云標

董事
曾翰南

第39至第104頁的附註屬本財務報表的一部分。

資產負債表

於二零零七年十二月三十一日
(以港幣列示)

	附註	二零零七年 千元	二零零六年 千元
非流動資產			
固定資產			
一投資物業		103,800	98,200
一其他物業、廠房及設備		800	957
	14(b)	104,600	99,157
佔附屬公司的權益	15	481,250	381,693
佔聯營公司的權益	16	169,258	169,258
		755,108	650,108
流動資產			
交易證券	18	6,399	3,153
業務及其他應收款項、訂金及預付款	21	378	1,018
現金及現金等價物	22	1,665	10,747
		8,442	14,918
流動負債			
業務及其他應付款項	23	42,356	11,344
直接控股公司借款	24(b)	21,216	–
		63,572	11,344
流動(負債)/資產淨值		(55,130)	3,574
資產淨值		699,978	653,682
資本及儲備			
股本	26(c)	452,802	450,792
儲備		247,176	202,890
權益總額	26(b)	699,978	653,682

董事會於二零零八年四月十六日核准並許可發出。

董事 **譚云標**

董事 **曾翰南**

第39至第104頁的附註屬本財務報表的一部分。

綜合權益變動報表

截至二零零七年十二月三十一日止年度

(以港幣列示)

	附註	二零零七年 千元	二零零六年 千元
於一月一日權益總額：			
本公司股權持有人	26(a)	1,073,269	949,882
少數股東權益	26(a)	37,642	29,334
		1,110,911	979,216
已直接在權益確認的收入淨額：			
換算海外附屬公司及聯營公司的財務報表所產生的滙兑差額	26(a)	78,063	26,634
本年溢利	26(a)	181,878	126,794
本年確認的收入及費用總額		259,941	153,428
歸屬予：			
本公司股權持有人		258,040	147,009
少數股東權益		1,901	6,419
		259,941	153,428
已宣派予少數股東股息	26(a)	–	(1,421)
年內已宣派股息	26(a)	(36,180)	(27,048)
少數股東出資	26(a)	85,842	3,310
收購少數股東	26(a)	(37,642)	–
因資本交易引致權益變動：			
股權結算以股份為基礎的交易	26(a)	6,375	3,426
於十二月三十一日權益總額		1,389,247	1,110,911

第39至第104頁的附註屬本財務報表的一部分。

綜合現金流量表

截至二零零七年十二月三十一日止年度
(以港幣列示)

	附註	二零零七年 千元	千元	二零零六年 千元	千元
經營活動					
税前溢利		174,443		150,270	
調整：					
一 融資成本		11,927		2,906	
一 利息收入		(3,052)		(3,359)	
一 上市證券的股息收入		(259)		(235)	
一 交易證券的已變現及未變現收益淨額		(3,246)		(94)	
一 投資物業估值收益		(16,075)		(23,123)	
一 其他非流動金融資產減值虧損		–		46	
一 出售固定資產收益淨額		(156)		(512)	
一 多年未償還應付款回撥	27	–		(4,198)	
一 業務應收款減值虧損回撥		(90)		(2,013)	
一 業務應收款減值虧損		49		–	
一 折舊		41,667		16,681	
一 土地租賃費攤銷		2,517		1,778	
一 應佔聯營公司溢利減虧損		(20,390)		(19,259)	
一 外幣兑換收益		(1,754)		(2,135)	
一 固定資產減值虧損		–		5,498	
一 收購少數股東權益收益		(40,021)		–	
一 遠期外滙合同虧損淨額		332		–	
一 股權結算以股份為基礎的費用		–		3,426	
計入營運資金變動前之經營溢利		145,892		125,677	
存貨(增加)／減少		(189,714)		129,159	
業務及其他應收款項、訂金及預付款增加		(170,930)		(22,035)	
應收一間關連公司款項增加		(7,791)		–	
應收同母系附屬公司款項減少		–		156	
應收聯營公司款項增加		–		(58)	
業務及其他應付款項(減少)／增加		(20,398)		15,442	
應付一間關連公司款項增加		130,352		–	
應付控股公司及同母系附屬公司款項(減少)／增加		(48)		48	
經營活動(所用)／產生的現金結轉		(112,637)		248,389	

綜合現金流量表

截至二零零七年十二月三十一日止年度
(以港幣列示)

	附註	二零零七年 千元	二零零七年 千元	二零零六年 千元	二零零六年 千元
承前經營活動(所用)/產生的現金		(112,637)		248,389	
已收利息		3,052		3,359	
已付利息		(11,927)		(2,906)	
已付香港利得稅		(324)		(1,281)	
已收中國所得稅退稅		18,194		–	
已付中國所得稅		(10,900)		(14,194)	
經營活動(所用)/產生的現金淨額			(114,542)		233,367
投資活動					
購置固定資產所付的款項		(417,422)		(225,768)	
收購少數股東權益所付的款項		(3,890)		–	
已收上市證券的股息		259		235	
已收聯營公司的股息		16,907		18,965	
出售固定資產所得款項		7,651		6,387	
投資活動所用現金淨額			(396,495)		(200,181)
融資活動					
已付股息		(36,180)		(27,048)	
銀行借款所得款項		332,390		–	
直接控股公司借款所得款項		21,216		–	
向銀行貼現票據所得款項		645,437		509,002	
向銀行償還貼現票據所得款項		(558,006)		(455,391)	
根據購股權計劃發行股本所得款項		6,375		–	
少數股東出資		85,842		–	
已抵押銀行結餘的增加		(55,900)		–	
融資活動所得現金淨額			441,174		26,563
現金及現金等價物(減少)/增加			(69,863)		59,749
於一月一日的現金及現金等價物			157,737		96,871
外幣滙率變更的影響			3,235		1,117
於十二月三十一日的現金及現金等價物	22		91,109		157,737

第39至第104頁的附註屬本財務報表的一部分。

1. 主要會計政策

(a) 遵例聲明

此等財務報表是按照所有適用的香港財務報告準則（「香港財務報告準則」）（包括香港會計師公會頒佈的所有個別適用的《香港財務報告準則》、《香港會計準則》（「香港會計準則」）及詮釋）、香港公認會計原則及香港《公司條例》的規定編製。此等財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》（「上市規則」）披露規定。以下是本集團採用的主要會計政策概要。

香港會計師公會已頒佈若干新訂及經修訂香港財務報告準則，此等準則於本集團及本公司之本會計期間首次生效或可供提早採納。附註2提供有關因初次採納該等發展對本集團於此等財務報表所呈列現時及過往會計期間的會計政策造成變動的資料。

(b) 財務報表編製的基準

截至二零零七年十二月三十一日止年度的綜合財務報表包括本公司及其附屬公司（合稱「本集團」）的財務報表及本集團於聯營公司的權益。

除以下資產（於下列的會計政策解釋）按公允價值列賬外，本財務報表是以歷史成本作為編製基準。

— 投資物業（見附註1(g)）；

— 歸類為交易證券的金融工具（見附註1(e)）；及

— 衍生金融工具（見附註1(f)）。

財務報表的編製符合香港財務報告準則要求管理層作出會影響政策應用及資產、負債、收入與開支的報告數額的判斷、估計及假設的規定。估計及有關假設乃根據過往經驗及多個相信在有關情況下屬合理的其他因素而作出，其結果成為對在其他來源並不顯然易見的資產與負債賬面值作出判決的基礎。實際結果可能有異於該等估計。

估計及相關假設會持續檢討。對會計估計進行修訂時，若修訂只影響該期間，則修訂會在修訂估計的期間內確認；若修訂影響到當期及未來期間，則在修訂及未來期間確認。

管理層就採用香港財務報告準則（對財務報表構成重大影響）時所作出的判斷，以及作出對下一年度的財務報表構成重大調整風險之估計的討論內容載列於附註32。

1. 主要會計政策(續)

(c) 附屬公司及少數股東權益

附屬公司為集團所控制的實體。當集團有權決定該實體的財務及經營政策從而獲取利益,控制權便存在。在評估控制權時,現存並可行使的潛在投票權已計算在內。

於附屬公司的投資從得到控制權當日開始直到控制權終止當日為止在綜合財務報表中綜合入賬。集團內公司之間的結餘及交易,以及集團內公司之間的交易所產生的任何未變現盈利,乃於編製綜合財務報表時悉數撇銷。集團內公司之間的交易而產生的未變現虧損,乃以未變現盈利相同之形式撇銷,惟僅限於並無顯示出現減值者。

少數股東權益是指,非由本公司擁有(無論是直接或間接透過附屬公司)的歸屬於附屬公司淨資產的權益部分,而集團未與該權益持有者達成任何附加協議,致令集團整體上對該等權益產生符合財務負債定義的法定義務。少數股東權益在綜合資產負債表內的股東權益列示,但與可歸屬於公司的股權持有人權益分開。少數股東權益佔集團年度內總溢利或虧損在綜合損益表賬面以分配為少數股東權益及可歸屬於公司股權持有人形式呈報。

倘少數股東應佔虧損超過少數股東於該附屬公司的權益時,公司超出的款額及少數股東應佔的任何進一步虧損乃於本集團的權益中扣除,惟倘少數股東須承擔具約束力之責任及能夠作額外的投資以彌補虧損則作別論。倘若該附屬公司日後有盈利,本集團分配所有此盈利,直至先前由本集團承擔原應由少數股東攤佔的虧損得到彌補為止。

少數股東權益持有人的貸款以及該等持有人的其他合約責任,根據附註1(m)或1(n)(視乎負債的性質而定)於綜合資產負債表呈列為財務負債。

因附屬公司權益的擁有權變更所產生的盈虧,是按歸因於此變更的少數股東權益的賬面值與所得款項淨額之間的差額釐定,並於損益確認。

在本公司資產負債表中,於附屬公司的投資是按成本值減去減值虧損列示(見附註1(j)(ii))。

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力,包括參與財務及經營政策決策,但不是控制或聯同他人控制管理層的實體。

於聯營公司的投資是按權益法計入綜合財務報表,並且先以成本入賬,然後就本集團應佔該聯營公司淨資產在收購後的變動作出調整。綜合損益表包含了本集團應佔聯營公司在收購後年內的除稅後業績。

1. 主要會計政策(續)

(d) 聯營公司(續)

倘本集團應佔聯營公司的虧損超過其權益,則本集團的權益將會減至零,並停止繼續進一步確認虧損,惟本集團已產生法定或推定責任,或須代聯營公司付款者則除外。就此而言,本集團於聯營公司的權益為根據權益法所得的投資賬面值連同實際上構成本集團於聯營公司投資淨額一部分的長期權益。

本集團與其聯營公司間進行交易所產生的未實現溢利及虧損予以抵銷,並以本集團於聯營公司的權益為限,惟倘未實現虧損為已轉讓資產提供減值憑證,則該等虧損即時於損益內確認。

在本公司資產負債表中,於聯營公司的投資是按成本值減去減值虧損列示(見附註1(j)(ii))。

(e) 其他股權證券投資

本集團及本公司有關股權證券投資(於附屬公司及聯營公司的投資除外)的政策如下:

股權證券投資以初始成本列示,即其交易價值(除其公允價值可可靠地以評估技術(其可變數值包括從可看得見的市場取得的數據)估計外)。成本包括有關的交易成本(以下指出除外)。此等投資按其分類,其後以以下列賬。

為交易所持有的證券投資列為流動資產。任何有關的交易成本在發生時於損益確認。其公允價值會於每個結算日重計,任何衍生的收益或虧損會在損益確認。於損益內確認的收益或虧損淨額不包括因此等投資所賺取的股息或利息,因此等投資是根據附註1(s)(iv)及(v)的政策確認的。

股權證券投資如在活躍市場沒有市場報價,而該公允價值不能可靠地計算,則該證券投資在資產負債表中以成本減去減值虧損(見附註1(j)(i))確認。

投資會於本集團正式購買/出售該投資或到期當日確認/停止確認。

(f) 衍生金融工具

衍生金融工具先以公允價值確認,於每個結算日,重新計量其公允價值。重新計量其公允價值的收益或虧損即時計入損益。

(g) 投資物業

投資物業為自已擁有或以經營租賃持有(見附註1(i))以賺取租金收入及/或資本升值的土地及/或建築物。這包括目前持有但未確定將來用途的土地。

投資物業以公允價值於資產負債表列示。任何因公允價值變更或因棄用或出售的收益或虧損於損益確認。投資物業的租金收入以附註1(s)(ii)所解釋入賬。

1. 主要會計政策（續）

(g) 投資物業（續）

當本集團以經營租賃持有物業權益以賺取租金收入及／或資本升值，該權益按個別物業的基準被列為投資物業入賬。任何此類被列為投資物業的權益被當作以融資租賃持有入賬（見附註1(i)），並按應用在其他以融資租賃持有的投資物業相同的會計政策應用在此權益。租賃付款如附註1(i)所解釋入賬。

在建或發展中作將來用作投資物業的物業被列為固定資產，並以成本列示，直至有關建設或發展完成，屆時其將被列為以公允價值列示的投資物業。於同日，物業的公允價值與以往賬面值的任何差異會於損益確認。

(h) 其他物業、廠房及設備

以下固定資產項目按成本值減去累計折舊及減值虧損於資產負債表列賬（見附註1(j)(ii)）：

— 位於租賃持有土地持作自用的建築物，唯該建築物的公允價值可於租賃開始時與租賃持有土地公允價值分開計量（見附註1(i)）；及

— 其他廠房及設備項目。

自建物業、廠房及設備項目成本包括材料成本、直接人工、拆除該等項目、恢復所在地塊至原狀之初步估計成本及生產經費合適的比例及借款成本（見附註1(u)）。

在建工程乃按成本列賬，其中包括建造成本（包括作為調整在建築期間利息支出的相關借款借貸成本和滙兑差額）及相關設備的成本。縱使有關當局延遲頒發其有關的可交予使用證書，如資產可作其擬定用途前所需的一切準備工作大致完成，上述成本將停止資本化，而在建工程亦會轉入為固定資產。

在建工程不計提折舊。在完工及交予使用時，便會按以下所列合適的折舊率計提折舊。

因棄用或出售固定資產項目而產生的盈虧，是按該資產項目的出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益中確認。

1. 主要會計政策（續）

(h) 其他物業、廠房及設備（續）

固定資產項目的成本減其剩餘價值（如有），其折舊是以直線法按其估計可使用年限計算如下：

— 位於租賃持有土地的建築物按租賃未屆滿年期或其估計可使用年限（由建成日起計不超過50年）之較短者計提折舊。

— 租賃物業裝修	每年20%至50%
— 廠房及機器、傢具、固定裝置及設備	每年10%至20%
— 汽車	每年20%

固定資產項目部份有不同可使用年限，項目的成本按合理的基準分配予不同部份及每部份分開計提折舊。資產的可使用年限及估計剩餘價值（如有），皆每年檢討。

(i) 租賃資產

倘本集團確定安排具有在商定期限內通過支付一筆或一系列款項而使用某一特定資產或多項資產之權利，則該安排（由一宗交易或一系列交易組成）為租賃或包括租賃。該釐定乃根據安排之內容評估而作出，而無論安排是否具備租賃之法律形式。

(i) 列為租賃給本集團的資產

本集團承受擁有權帶來的全部風險及利益的資產租賃列為融資租賃。出租人沒有轉移擁有權的所有風險及利益給本集團的租賃列為經營租賃，除下列外：

— 符合投資物業定義以經營租賃持有的物業則按個別物業基準歸列類為投資物業，並作為融資租賃入賬（見附註1(g)）；及

— 根據經營租賃為持作自用的土地，若公允價值在租賃開始時不能與位於有關土地上的建築物的公允價值分開計量，會作為根據融資租賃持有入賬，除非有關建築物亦顯然根據經營租賃持有，則作別論。就此而言，租賃的開始時間為本集團首次訂立租約時，或從前承租人接手時。

(ii) 經營租賃費用

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益內扣除。

除該物業已列為投資物業（見附註1(g)），以經營租賃持作自用的土地成本以直線法按租賃期攤銷。

1. 主要會計政策（續）

(j) 資產減值

(i) 股權證券投資和業務及其他應收款項、訂金及預付款的減值

股權證券投資（除於附屬公司及聯營公司的投資，見附註1(j)(ii)外）以及業務及其他流動應收款項按成本或攤銷成本列值，會在每個結算日檢討，以確定有否客觀減值證據。減值的客觀證據包括本集團得悉關於下列一項或多項事件的可觀察數據：

— 欠款人有重大財務困難；

— 違約，如欠付或施欠利息或本金額項；

— 欠款人可能將破產或進行其他財務重組；

— 技術、市場、經濟或法律環境出現對欠款人構成不利影響的重大轉變；及

— 股本工具投資的公允價值大幅或長期低於其成本。

若存在任何有關證據，則按以下方式釐定及確認任何減值虧損：

— 就按成本列值的非掛牌股權證券而言，減值虧損乃按金融資產賬面值與估計未來現金流量（若貼現影響重大，則按類似金融資產的通行市場現時的回報率貼現）兩者之差額計量。股權證券的減值虧損是不能回撥的。

— 就按攤銷成本列值的業務及其他應收款項、訂金及預付款及其他金融資產而言，若貼現影響重大，減值虧損乃按資產賬面值與估計未來現金流量現值的差額，按金融資產原有的實際利率（即在初始確認該等資產時計算的實際利率）貼現計量。倘按攤銷成本列賬的金融資產具有類似風險特點，例如類似過期狀況等，且並無個別評估為減值，則集體評估。集體評估減值的金融資產未來現金流量，乃根據與整個集團信貸風險特點類似的資產過往虧損經驗作出。

若於其後的期間，減值虧損數額減少，而有關減少可客觀地與在確認減值虧損後發生的事件聯繫，則減值虧損會透過損益轉回。減值虧損轉回不得導致資產賬面值超過假若過往年度並無確認減值虧損而應得者。

1. 主要會計政策（續）

(j) 資產減值（續）

(i) 股權證券投資和業務及其他應收款項、訂金及預付款的減值（續）

減值虧損與相關資產直接對銷，惟就計入業務及其他應收款項、訂金及預付款而其收回被視為存疑但非可能性極微的業務應收款項及應收票據確認的減值虧損外。於此情況下，呆賬的減值虧損於撥備賬入賬。當本集團確認收回的可能性極低，認為不可收回的金額於業務應收款項及應收票據直接對銷，任何於撥備賬持有與欠款相關的金額將予回撥。倘其後收回之前於撥備賬扣除之金額，則會回撥撥備賬。撥備賬的其他變動及倘其後收回之前直接撇銷的金額於損益確認。

(ii) 其他資產的減值

本集團會在每個結算日參考內部和外來的信息，以確定下列資產是否出現減值跡象，或是以往確認的減值虧損不再存在或已經減少：

— 其他物業、廠房及設備；

— 被列為以經營租賃持有之預付租賃土地權益；

— 於附屬公司及聯營公司的投資。

如果出現減值跡象，對資產的可收回金額便會作出估計。

— 計算可收回金額
資產的可收回金額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前貼現率，貼現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產組別（即現金產生單位）來釐定可收回金額。

— 確認減值虧損
當資產或其屬於的現金產生單位的賬面金額高於其可收回金額時，便會在損益中確認減值虧損。確認的減值虧損會先按比例減少該單位（或一組單位）中其他資產的賬面金額，但減值不會使個別資產的賬面金額減至低於其可計量的公允價值減銷售成本，或其使用價值（如可釐定）。

— 轉回減值虧損
如用作釐定資產可收回金額的估算出現正面的變化，有關的減值虧損便會回撥。

所回撥的減值虧損以假設在以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所回撥的減值虧損在確認回撥的年度內計入損益。

1. 主要會計政策（續）

(j) 資產減值（續）

(iii) 中期財務報告及減值

根據上市規則，本集團編製財政年度內首六個月之中期財務報告須遵守香港會計準則第34號「中期財務報告」的內容。於中期末，本集團均採用與財政年度年終的相同減值測試、確認及回撥標準（見附註1(j)(i)及(ii)）。

就以成本列賬之非掛牌股權證券於中期確認減值虧損，不可於往後期間回撥。這是假設只能於與中期相關之財政年度年終減值評估時，即使沒有減值虧損或減少確認減值虧損也不能回撥。

(k) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。

成本按加權平均成本法計算，包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。

可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損，均於出現減值或虧損的期間內確認為支出。任何存貨減值回撥的金額，均於出現回撥的期間內沖減確認為支出的存貨金額。

(l) 業務及其他應收款項、訂金及預付款

業務及其他應收款項、訂金及預付款以初始公允價值列賬，其後以攤銷成本減呆壞賬的減值撥備（見附註1(j)(i)）列賬。如應收款為給關聯人士的免息及無固定還款期的貸款或貼現的影響並不重大，則以成本減呆賬減值撥備列賬。

(m) 計息借款

計息借款以初始公允價值減應佔交易成本確認。初始確認後，計息借款以攤銷成本列賬，而初始確認金額與贖回價值之間的任何差額，連同任何應付利息及費用，按實際利息基準在借貸期間計入損益內。

(n) 業務及其他應付款項

業務及其他應付款項以初始公允價值列賬，其後以攤銷成本列賬。如貼現的影響並不重大，則以成本列賬。

1. 主要會計政策(續)

(o) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構的活期存款、及短期、流動性極高的投資，這些投資可容易地換算為已知的現金數額及其價值變動的風險不大，並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在綜合現金流量表的現金及現金等價物內。

(p) 僱員福利

(i) 短期僱員福利及定額供款退休計劃的供款

薪金及年終花紅、有薪年假、向定額供款退休計劃作出的供款及非現金福利成本，乃於僱員提供相關服務的年度內計算。如延後付款或結算並構成重大影響，則這些數額會以現值列賬。

關於本集團退休福利計劃供款的更多資料已列載於附註31。

(ii) 以股份為基礎的支出

本公司授予僱員的購股權公允價值會確認為僱員成本，並相應增加權益中的資本儲備。購股權公允價值乃於授出日期使用二項式點陣法定價模式計量，並考慮到授出購股權的條款及條件。若僱員須先履行歸屬條件，方可無條件獲發購股權，則購股權的估計公允價值總額會分配予歸屬期間，並考慮到購股權會歸屬的可能性。

於歸屬期間，預期會歸屬的購股權數目會進行檢討。於過往年度確認的任何累計公允價值調整會在檢討年度扣自／計入損益(除非原有僱員開支合資格確認為資產)，而資本儲備亦會相應調整。於歸屬日期，確認為開支的數額會作出調整，以反映歸屬購股權的實際數目(並對資本儲備作出相應調整)，除非沒收乃僅因未能達成與本公司股份市價有關的歸屬條件所致則另作別論。權益金額乃於資本儲備內確認，直至購股權獲行使(有關金額乃轉撥至股份溢價賬)或購股權屆滿(有關金額將直接撥入保留溢利)為止。

(iii) 離職福利

離職福利僅於本集團以實際上無可能撤回的詳細正規計劃提出自願離職而明確承擔終止僱用或提供福利時確認。

(q) 所得税

本年度所得税包括本期所得税及遞延税項資產和負債的變動。本期所得税及遞延税項資產和負債的變動均在損益內確認，但與直接確認為權益項目相關的，則確認為權益。

1. 主要會計政策（續）

(q) 所得税（續）

本期所得税是按本年度應課税收入根據在結算日已執行或實質上已執行的税率計算的預期應付税項，加上以往年度應付税項的任何調整。

遞延税項資產和負債分別由可抵扣和應課税暫時性差異產生。暫時性差異是指資產和負債在財務報告上的賬面金額與這些資產和負債的計税基礎的差異。遞延税項資產也可以由未使用税務虧損和未使用税收回扣產生。

除了某些有限的例外情況外，所有遞延税項負債和遞延税項資產（只限於很可能獲得未來應課税利潤以使該遞延税項資產得以使用）則會被確認。由可抵扣暫時性差異所產生遞延税項資產，因有未來應課税利潤的支持而使之確認，包括因轉回目前存在的應課税暫時性差異而產生的金額；但這些轉回的差異必須與同一税務機關及同一應課税實體有關，並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延税項資產所產生時税務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課税暫時性差異是否足以支持確認由未使用的税務虧損和税收回扣所產生的遞延税項資產時，亦會採用同一準則，即差異是否與同一税務機關及同一應課税實體有關，並是否預期能在使用税務虧損或税收回扣的同一期間內轉回。

不能確認為遞延税項資產和負債的暫時性差異的有限例外情況包括不影響會計或應課税利潤的資產或負債的初始確認（如屬企業合併的一部分則除外）；以及投資於附屬公司相關的暫時性差異（如屬應税差異，不確認本集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時性差異；或如屬可抵扣差異，則只確認很可能在將來轉回的差異）。

遞延税項金額是按照資產和負債賬面金額的預期實現或償還方式，根據已執行或在結算日實質上已執行的税率計量。遞延税項資產和負債均不貼現計算。

本集團會在每個結算日評估遞延税項資產的賬面金額。如果本集團預期不再可能獲得足夠的應課税利潤以抵扣相關的税務利益，該遞延税項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課税利潤，有關減額便會轉回。

因分派股息而產生的額外所得税，在支付相關股息的責任確立時確認。

本期和遞延税項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延税項資產只會在本公司或本集團有法定行使權以本期所得税資產抵銷本期所得税負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延税項負債：

— 就本期所得税資產和負債的情況下，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或

1. 主要會計政策(續)

(q) 所得稅(續)

— 就遞延稅項資產和負債的情況下,這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關:

— 同一應課稅實體;或

— 不同的應課稅實體,但這些實體計劃在日後每個預計有大額遞延稅項負債需要償還或大額遞延稅項資產可以收回的期間內,按淨額基準實現本年所得稅資產和償還本年所得稅負債,或同時變現該資產和償還該負債。

(r) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法定或推定義務,而履行該義務預期會導致含有經濟效益外流,並可作出可靠的估計,便會就該不確定時間或數額的其他負債作出準備。如果貨幣時間價值重大,則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低,或是無法對有關數額作出可靠的估計,便會將該義務披露為或然負債;但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務,亦會披露為或然負債;但假如這類經濟效益外流的可能性極低則除外。

(s) 收入確認

收入是在經濟效益會流入本集團,以及能夠可靠地計算收入和成本(如適用)時,根據下列方法在損益內確認:

(i) 銷售貨品

銷售貨品的收入在客戶接收貨品及相關的擁有權風險與回報時確認。收入不包括增值稅或其他銷售稅,並已扣除任何營業折扣。

(ii) 經營租賃租金收入

根據經營租賃而應收之租金收入,乃以等額於租賃所涵蓋之期間在損益中確認,惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益中確認,作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(iii) 佣金收入

佣金收入於相關服務提供後確認。

1. 主要會計政策(續)

(s) 收入確認(續)

(iv) 股息

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

— 上市投資的股息收入在投資項目的股價除息時確認。

(v) 利息收入

確認利息收入是採用實際利息方法計算。

(t) 外幣換算

年內的外幣交易是按交易日的適用外幣滙率換算。以外幣計算的貨幣資產及負債,則按結算日的適用外幣滙率換算。滙兑盈虧均在損益確認。

以外幣歷史成本計量的非貨幣資產及負債,乃以交易日期的外幣匯率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債乃採用釐定公允價值日期的外幣匯率換算。

香港境外業務的業績按交易日期的大約的外幣匯率換算為港幣。資產負債表的項目按結算日的外幣匯率換算為港幣。因此產生的匯兑差額以個別項目直接計入權益中。

出售外國業務而言,有關該外國業務於權益中計入的匯兑差額之累計數額,乃計入出售之損益中。

(u) 借款成本

借貸成本於產生期間在損益列支,但與收購、建設或生產需要長時間才可以投入擬定用途或銷售的資產直接相關的借款成本,則會被資本化。

當合資格資產產生開支、借款成本產生及使資產投入擬定用途或銷售所必須的準備活動正在進行,借款成本被資本化,作為合資格資產成本的一部分。在使合資格資產投入擬定用途或銷售所必須的絕大部分準備活動中止或完成時,借款成本會暫停或停止資本化。

(v) 關連人士

為此等財務報表為目的,與本集團關連人士是指:

(i) 該人士有能力直接或間接透過一個或多個中介人控制本集團、或可發揮重大影響本集團的財務及經營決策,或共同控制本集團;

1. 主要會計政策（續）

(v) 關連人士（續）

(ii) 本集團及該人士均受共同控制；

(iii) 該人士屬本集團的聯營公司或本集團為其中一合資方的合營企業；

(iv) 該人士屬本集團主要管理人員的成員、或本集團的母公司、或屬個人的近親家庭成員，或受該等個人人士控制、共同控制或重大影響的實體；

(v) 該人士如屬(i)所指的近親家庭成員或受該等個人人士控制、共同控制或重大影響的實體；或

(vi) 該人士屬提供福利予本集團的僱員或與本集團關連的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響，或受該個人影響，他們與該實體交易的家庭成員。

(w) 分類報告

分類項目為按本集團所從事提供產品或服務（業務分類）或在某一特定經濟環境內提供產品或服務（經營地區分類）之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團的內部財務報告系統，本集團於此等財務報表已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別的項目以及可按合理基準分配至該類別的項目。除屬單一分類內集團之間的結餘及交易外，分類收入、費用、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間的價格，乃按提供予其他外界各方的類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間的分類資產（包括有形及無形）而產生的總成本。

未分配項目主要包括財務及企業資產、計息借款、借款、税項結餘、企業及融資費用。

2. 會計政策變動

香港會計師公會已頒佈多項於本集團及本公司現行會計期間首次生效或可供提早採納的新訂及經修訂香港財務報告準則及詮釋。

該等準則對財務報表所呈報年度應用的會計政策並無因此等發展構成重大變動。然而，採納香港財務報告準則第7號「*金融工具：披露*」及香港會計準則第1號的修訂「*呈列財務報表：資本披露*」後，須作出以下額外披露：

採納香港財務報告準則第7號後，財務報表包括有關本集團金融工具的重大程度及該等工具所產生風險的性質及程度，較根據香港會計準則第32號「*金融工具：披露及呈列*」先前所須披露資料更多*披露*。財務報表已作出相關披露，詳情載於附註28。

香港會計準則第1號的修訂引入額外披露規定，必須提供有關資金水平以及本集團及本公司就管理資金的目標、政策及程序的資料。此等新披露載於附註26(g)。

香港財務報告準則第7號及香港會計準則第1號的修訂，對金融工具的分類、確認及確認金額的計算並無任何重大影響。

本集團並無採納任何現行會計期間尚未生效的新準則或詮釋（附註36）。

3. 營業額

本集團年內的主要業務是製造及出售馬口鐵、物業租賃、食品代理及貿易。

營業額包括抵銷本集團公司間交易後銷售貨品的價值、食品代理及貿易所賺取的佣金收入以及根據經營租賃所收取有關投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

	二零零七年 千元	二零零六年 千元
銷售貨品		
一 馬口鐵	1,450,125	1,108,939
一 食品代理及貿易	99,442	73,843
	1,549,567	1,182,782
食品代理及貿易的佣金收入	17,715	13,015
物業租賃	26,178	25,457
	1,593,460	1,221,254

4. 其他收益及收入淨額

	二零零七年 千元	二零零六年 千元
其他收益		
出售廢料	6,217	2,500
利息收入	3,052	3,359
管理收入	199	228
上市證券的股息收入	259	235
已收補貼	770	1,033
其他	2,032	2,551
	12,529	9,906
其他收入淨額		
出售固定資產的收益淨額	156	512
交易證券的已變現及未變現收益淨額	3,246	94
業務應收款減值虧損回撥	90	2,013
多年未償還應付款回撥	–	4,198
其他非流動金融資產減值虧損	–	(46)
遠期外滙合同虧損淨額	(332)	–
已變現及未變現的滙兑收益淨額	9,463	7,556
	12,623	14,327

5. 非經營收入

	二零零七年 千元	二零零六年 千元
收購附屬公司的少數股東權益及 有關此少數股東的應付股息的收益	40,021	–

年內,本集團向少數股東分別收購其於中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中山市山海實業有限公司(「山海」)的5%股權,連同中粵馬口鐵及山海應付少數股東的股息,總代價為499,000美元(相等於3,890,000元)。收購隨後,中粵馬口鐵及山海成為本集團全資附屬公司。收益為收購少數股東權益賬面值及轉到本集團應付股息多於支付代價的金額。本集團及少數股東均為中華人民共和國(「中國」)國有企業。

6. 除稅前溢利

除稅前溢利已扣除／（計入）下列各項：

	二零零七年 千元	二零零六年 千元
(a) 融資成本：		
須於五年內償還的銀行預付及其他借款利息	12,464	2,906
直接控股公司借款利息	520	–
	12,984	2,906
減：利息支出資本化入在建工程*	(1,057)	–
	11,927	2,906

* 此金額為本集團一間附屬公司借入銀行專項借款的利息支出，該專項借款用作興建固定資產。

	二零零七年 千元	二零零六年 千元
(b) 員工成本：		
定額供款計劃之供款淨額	3,279	1,341
股權結算以股份為基礎的開支	–	3,426
薪金、工資及其他福利	53,916	38,939
	57,195	43,706
(c) 其他項目：		
已出售存貨成本（附註）	1,412,982	1,051,265
核數師酬金	3,218	2,293
折舊	41,667	16,681
土地租賃費攤銷	2,517	1,778
固定資產及存貨的減值虧損	104	9,346
業務應收款減值虧損	49	–
有關物業租賃的經營租賃費用	1,538	939
投資物業應收租金減直接費用2,444,000元（二零零六年：2,190,000元）	(23,734)	(23,267)

附註：存貨成本當中包括48,676,000元（二零零六年：24,880,000元）有關員工成本及折舊成本，而上表亦分別呈列該兩項開支的個別總數。

7. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為：

	附註	二零零七年 千元	二零零六年 千元
本期稅項 — 香港利得稅準備			
本年度按稅率17.5%（二零零六年：17.5%）估計應評稅溢利的香港利得稅準備		86	650
以往年度之撥備不足		102	9
		188	659
本期稅項 — 中國			
本年度稅項		11,757	13,941
以往年度之撥備不足		–	30
再投資退稅	(ii)	(18,194)	—
		(6,437)	13,971
遞延稅項			
暫時性差異產生及轉回		4,234	8,846
中國變更稅率的影響	(iii)	(5,420)	–
		(1,186)	8,846
		(7,435)	23,476

附註：

(i) 二零零七年香港利得稅準備是按本年度估計應評稅溢利的17.5%計算（二零零六年：17.5%）。在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

自二零零六年開始，一間附屬公司中粵馬口鐵其新的生產線可享有稅務優惠一首兩年為免稅及第3至5年所得稅率減半。根據中山市國家稅務局的批覆，被視為中粵馬口鐵新的生產線的溢利的比例是根據中粵馬口鐵的總課稅收入的40%來決定。因此，中粵馬口鐵二零零七年的實際稅率為10.8%（二零零六年：10.8%）。

(ii) 於年內，隨着一間附屬公司將其保留溢利資本化及兩間附屬公司把宣佈派發的股息再投資作為資本出資其他附屬公司後，本集團已成功向中山市國家稅務局取得中國企業所得稅稅務退款。

7. 綜合損益表內的所得稅(續)

(a) (續)

(iii) 於二零零七年三月十六日,第十屆全國人民代表大會第五次會議通過中華人民共和國企業所得稅法(「新稅法」),於二零零八年一月一日起生效。此外,中國國務院於二零零七年十二月二十六日通過實施細則(「實施細則」)列載現時優惠所得稅稅率將會如何調整至標準稅率25%的詳情。根據實施細則,本集團某些現時已獲取中國企業所得稅優惠的國內附屬公司的所得稅稅率將逐步地於五年過度期內變更為25%。

當計算本集團於二零零七年十二月三十一日的遞延稅項資產及負債時,已採納新稅法。適用稅率的變更引致5,420,000元遞延稅項結餘變更淨額已計入損益。新稅法的制定對於資產負債表內的的應付本期稅項的應計金額並無任何財務的影響。

(iv) 根據新稅法,中國企業所得稅標準稅率為25%。中國附屬公司向於香港成立的母公司所宣派的股息需按5%繳納扣繳稅。

根據國家稅務機關刊發的財稅(2008)1號,中國附屬公司直至二零零七年十二月三十一日未分派的利潤將於未來派發時豁免繳付扣繳稅。因此,於二零零七年十二月三十一日,並無計提任何扣繳稅。

(b) 所得稅支出與會計溢利按適用稅率計算的調節表:

	二零零七年 千元	二零零六年 千元
除稅前溢利	174,443	150,270
按照在相關國家獲得溢利的適用 稅率計算除稅前溢利的名義稅項	28,123	26,799
不可扣減支出的稅項影響	4,300	4,203
毋須應課稅收入的稅項影響	(11,140)	(7,785)
本年未確認稅務虧損的稅項影響	1,996	2,245
使用以前年度未確認稅務虧損的稅項影響	(5,849)	(2,025)
再投資退稅	(18,194)	—
以往年度撥備不足	102	39
變更稅率對遞延稅項結餘的影響	(6,773)	—
實際稅項(回扣)/支出	(7,435)	23,476

8. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 （附註）	二零零七年總額 千元
執行董事							
梁　江	–	461	224	600	1,285	–	1,285
譚云標	–	350	193	350	893	–	893
曾翰南	–	1,030	30	140	1,200	–	1,200
非執行董事							
趙雷力	–	–	–	–	–	–	–
羅蕃郁	–	–	–	–	–	–	–
董德才（於二零零七年十一月十二日辭任）	–	–	–	–	–	–	–
侯卓冰	–	–	–	–	–	–	–
獨立非執行董事							
Gerard Joseph McMahon	–	300	–	–	300	–	300
譚惠珠	–	300	–	–	300	–	300
李嘉強	–	300	–	–	300	–	300
總額	–	2,741	447	1,090	4,278	–	4,278

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 （附註）	二零零六年總額 千元
執行董事							
梁　江	–	421	260	480	1,161	582	1,743
譚云標	–	340	259	1,294	1,893	582	2,475
曾翰南	–	941	30	543	1,514	87	1,601
非執行董事							
趙雷力	–	–	–	–	–	58	58
羅蕃郁	–	–	–	–	–	58	58
梁劍琴（於二零零六年八月八日辭任）	–	–	–	–	–	58	58
董德才	–	–	–	–	–	–	–
侯卓冰	–	–	–	–	–	–	–
獨立非執行董事							
Gerard Joseph McMahon	–	300	–	–	300	58	358
譚惠珠	–	300	–	–	300	58	358
李嘉強	–	300	–	–	300	58	358
總額	–	2,602	549	2,317	5,468	1,599	7,067

8. 董事酬金（續）

附註： 此金額為根據本公司購股權計劃所授出購股權予董事所估計的價值。此等購股權的價值是按本集團列載於附註1(p)(ii)的會計政策以股份為基礎的支出交易所述而計算的。

此等非現金福利的詳情（包括已授出購股權的主要條款及數目）於董事會報告內的「本公司之購股權計劃」一段及附註25披露。

9. 最高酬金個別人士

於五名最高酬金的個別人士中，三名董事（二零零六年：兩名）的有關酬金已在附註8披露。其他兩名（二零零六年：三名）個別人士的酬金總額如下：

	二零零七年 千元	二零零六年 千元
基本薪金、津貼及其他福利	692	1,010
退休計劃供款	156	448
以股份為基礎的開支	–	1,305
花紅	1,556	2,743
	2,404	5,506

該兩名（二零零六年：三名）最高酬金個別人士的酬金的範圍如下：

	二零零七年 個別人士人數	二零零六年 個別人士人數
元		
0 – 1,000,000	1	–
1,000,001 – 1,500,000	1	–
1,500,001 – 2,000,000	–	3

10. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括一筆已列入本公司財務報表內28,415,000元的溢利(二零零六年:19,769,000元)。

以上金額與本公司本年溢利金額的調節表:

	二零零七年 千元	二零零六年 千元
股權持有人應佔綜合溢利		
列入本公司財務報表內的金額	28,415	19,769
回撥佔附屬公司權益的減值虧損	30,779	—
於年內批准及支付末期股息		
(歸屬於前一財政年度一間聯營公司的溢利)	16,907	—
年內公司溢利(附註26(b))	76,101	19,769

11. 股息

(a) 年度應付本公司股權持有人股息:

	二零零七年 千元	二零零六年 千元
已宣派及已支付之中期股息每股普通股2.0仙 (二零零六年:每股普通股1.5仙)	18,108	13,524
結算日後建議派發之末期股息每股普通股 2.0仙(二零零六年:每股普通股2.0仙)	18,112	18,032
	36,220	31,556

於結算日後建議派發之末期股息並未於結算日確認為負債。

(b) 於年內批准及支付歸屬於前一財政年度應付本公司股權持有人股息:

	二零零七年 千元	二零零六年 千元
於年內批准及支付有關前一財政年度之 末期股息每股普通股2.0仙 (二零零六年:每股普通股1.5仙)	18,072	13,524

12. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利183,809,000元（二零零六年：121,320,000元）及於年內已發行普通股加權平均數904,079,000股（二零零六年：901,583,000股）計算，其股數計算如下：

普通股加權平均數目

	二零零七年 千股	二零零六年 千股
於一月一日已發行普通股	901,583	901,583
行使購股權的影響（附註25及26(d)）	2,496	–
於十二月三十一日普通股加權平均數	904,079	901,583

(b) 每股攤薄盈利

截至二零零七年十二月三十一日止年度，每股攤薄盈利是按照本公司普通股股權持有人應佔溢利183,809,000元及普通股加權平均數906,448,000股，其股數計算如下：

普通股加權平均數目（攤薄）

	二零零七年 千股
於十二月三十一日普通股加權平均數	904,079
根據本公司購股權計劃下被視作以零代價發行普通股的影響（附註25）	2,369
於十二月三十一日普通股加權平均數（攤薄）	906,448

截至二零零六年十二月三十一日止年度，由於潛在普通股並無任何攤薄影響，每股攤薄盈利的金額與每股基本盈利相同。

13. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類:

馬口鐵 : 生產及銷售馬口鐵及相關產品,其為食品加工生產商用作包裝物料
食品代理及貿易 : 食品代理及買賣
物業租賃 : 出租物業以產生租金收入

	截至二零零七年十二月三十一日止年度					
	馬口鐵 千元	食品代理及貿易 千元	物業租賃 千元	分類間對銷 千元	未分配 千元	綜合 千元
來自外部客戶的收益	1,450,125	117,157	26,178	–	–	1,593,460
分類間收益	–	–	216	(216)	–	–
其他外部客戶的收益	8,501	1,217	46	–	15,129	24,893
合計	1,458,626	118,374	26,440	(216)	15,129	1,618,353
分類業績	76,449	21,213	16,764			114,426
未分配經營收入及費用						(4,542)
經營溢利						109,884
非經營收入						40,021
應佔聯營公司溢利減虧損	–	–	–	–	20,390	20,390
投資物業估值收益	–	–	16,075	–	–	16,075
融資成本						(11,927)
所得稅						7,435
稅後利潤						181,878
年度折舊及攤銷	42,183	88	1,677			
年度減值虧損	–	104	49			

13. 分類報告（續）

按業務分類（續）

	截至二零零六年十二月三十一日止年度					
	馬口鐵	食品代理及貿易	物業租賃	分類間對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	1,108,939	86,858	25,457	–	–	1,221,254
分類間收益	1,991	–	169	(2,160)	–	–
其他外部客戶的收益	4,463	1,812	28	–	17,695	23,998
合計	1,115,393	88,670	25,654	(2,160)	17,695	1,245,252
分類業績	81,797	16,648	16,662			115,107
未分配經營收入及費用						(4,313)
經營溢利						110,794
應佔聯營公司溢利減虧損	–	–	–	–	19,259	19,259
投資物業估值收益	–	–	23,123	–	–	23,123
融資成本						(2,906)
所得税						(23,476)
税後利潤						126,794
年度折舊及攤銷	16,469	104	1,605			
年度減值虧損						
產生／（回撥）	9,346	(1,185)	–			

13. 分類報告(續)

按業務分類(續)

	二零零七年			
	馬口鐵	食品代理及貿易	物業租賃	綜合
	千元	千元	千元	千元
分類資產	1,788,919	63,029	296,760	2,148,708
佔聯營公司權益				199,010
未分配資產				9,871
總資產				2,357,589
分類負債	318,442	51,184	6,415	376,041
未分配負債				592,301
總負債				968,342
年內產生的資本開支	412,832	991	1,473	

	二零零六年			
	馬口鐵	食品代理及貿易	物業租賃	綜合
	千元	千元	千元	千元
分類資產	1,017,617	59,892	263,986	1,341,495
佔聯營公司權益				182,434
未分配資產				15,680
總資產				1,539,609
分類負債	230,068	40,539	5,749	276,356
未分配負債				152,342
總負債				428,698
年內產生的資本開支	366,576	186	2,212	

13. 分類報告(續)

經營地區分類

本集團之業務是在兩個主要經濟地區經營。香港為食品代理及貿易的主要市場,而中國(香港除外)為本集團其他業務主要的市場。

按經營地區分類呈列資料時,分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零七年		
	中國	香港	其他國家
	千元	千元	千元
來自外部客戶的收益	1,344,659	119,826	128,975
分類資產	1,974,489	174,219	–
年內產生的資本開支	414,437	859	–

	二零零六年		
	中國	香港	其他國家
	千元	千元	千元
來自外部客戶的收益	1,132,337	88,917	–
分類資產	1,172,526	168,969	–
年內產生的資本開支	368,782	192	–

14. 固定資產

(a) 本集團

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢俱、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值：									
於二零零七年一月一日	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
滙兑調整	4,826	–	26,825	10,535	142	42,328	11,025	1,180	54,533
增置	955	–	349,769	6,910	5,099	362,733	1,473	51,169	415,375
出售	–	–	–	(66,304)	(887)	(67,191)	–	–	(67,191)
從在建工程轉入	221,536	–	(466,575)	245,039	–	–	–	–	–
公允價值調整	–	–	–	–	–	–	16,075	–	16,075
於二零零七年十二月三十一日	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
代表：									
成本	322,417	1,918	278,315	356,784	7,520	966,954	–	120,593	1,087,547
估值 — 二零零七年	–	–	–	–	–	–	264,224	–	264,224
	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
累計折舊：									
於二零零七年一月一日	34,049	1,865	–	79,738	1,157	116,809	–	10,389	127,198
滙兑調整	2,853	–	–	6,711	64	9,628	–	587	10,215
本年度折舊	10,750	19	–	26,824	4,074	41,667	–	2,517	44,184
出售時回撥	–	–	–	(58,912)	(798)	(59,710)	–	–	(59,710)
於二零零七年十二月三十一日	47,652	1,884	–	54,361	4,497	108,394	–	13,493	121,887
賬面淨值：									
於二零零七年十二月三十一日	274,765	34	278,315	302,423	3,023	858,560	264,224	107,100	1,229,884

14. 固定資產（續）

(a) 本集團（續）

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值：									
於二零零六年一月一日	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
滙兌調整	2,672	–	157	11,356	153	14,338	4,642	555	19,535
增置	487	–	364,525	2,826	1,149	368,987	390	–	369,377
出售	–	–	–	(26,235)	(838)	(27,073)	–	–	(27,073)
從在建工程轉入	–	–	(563)	563	–	–	–	–	–
公允價值調整	–	–	–	–	–	–	23,123	–	23,123
於二零零六年十二月三十一日	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
代表：									
成本	95,100	1,918	368,296	160,604	3,166	629,084	–	68,244	697,328
估值－二零零六年	–	–	–	–	–	–	235,651	–	235,651
	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
累計折舊：									
於二零零六年一月一日	24,504	1,846	–	77,523	1,379	105,252	–	8,359	113,611
滙兌調整	1,537	–	–	8,911	128	10,576	–	252	10,828
本年度折舊	8,008	19	–	8,325	329	16,681	–	1,778	18,459
出售時回撥	–	–	–	(20,519)	(679)	(21,198)	–	–	(21,198)
減值虧損	–	–	–	5,498	–	5,498	–	–	5,498
於二零零六年十二月三十一日	34,049	1,865	–	79,738	1,157	116,809	–	10,389	127,198
賬面淨值：									
於二零零六年十二月三十一日	61,051	53	368,296	80,866	2,009	512,275	235,651	57,855	805,781

14. 固定資產（續）

(b) 本公司

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於二零零七年一月一日	1,385	2,431	1,220	5,036	98,200	103,236
增置	–	79	–	79	–	79
出售	–	(10)	–	(10)	–	(10)
公允價值調整	–	–	–	–	5,600	5,600
於二零零七年十二月三十一日	1,385	2,500	1,220	5,105	103,800	108,905
代表：						
成本	1,385	2,500	1,220	5,105	–	5,105
估值－二零零七年	–	–	–	–	103,800	103,800
	1,385	2,500	1,220	5,105	103,800	108,905
累計折舊：						
於二零零七年一月一日	1,332	1,819	928	4,079	–	4,079
本年度折舊	19	153	64	236	–	236
出售時回撥	–	(10)	–	(10)	–	(10)
於二零零七年十二月三十一日	1,351	1,962	992	4,305	–	4,305
賬面淨值：						
於二零零七年十二月三十一日	34	538	228	800	103,800	104,600

14. 固定資產（續）

(b) 本公司（續）

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於二零零六年一月一日	1,385	2,637	1,488	5,510	97,000	102,510
增置	–	83	320	403	–	403
出售	–	(289)	(588)	(877)	–	(877)
公允價值調整	–	–	–	–	1,200	1,200
於二零零六年十二月三十一日	1,385	2,431	1,220	5,036	98,200	103,236
代表：						
成本	1,385	2,431	1,220	5,036	–	5,036
估值 – 二零零六年	–	–	–	–	98,200	98,200
	1,385	2,431	1,220	5,036	98,200	103,236
累計折舊：						
於二零零六年一月一日	1,313	1,852	1,306	4,471	–	4,471
本年度折舊	19	187	76	282	–	282
出售時回撥	–	(220)	(454)	(674)	–	(674)
於二零零六年十二月三十一日	1,332	1,819	928	4,079	–	4,079
賬面淨值：						
於二零零六年十二月三十一日	53	612	292	957	98,200	99,157

14. 固定資產(續)

(c) 物業的賬面淨值分析如下:

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
於香港以長期租賃持有	103,800	98,200	103,800	98,200
於中國其他地區				
以中期租賃持有	542,289	256,357	–	–
	646,089	354,557	103,800	98,200

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
代表:				
以公允價值列賬的				
土地及建築物	264,224	235,651	103,800	98,200
以成本列賬的建築物	274,765	61,051	–	–
	538,989	296,702	103,800	98,200
以經營租賃持作自用的				
租賃土地權益	107,100	57,855	–	–
	646,089	354,557	103,800	98,200

(d) 本集團及本公司位於香港的投資物業於二零零七年十二月三十一日由一所獨立測量師行一威格斯資產評估顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估,重估總金額為103,800,000元(二零零六年:98,200,000元)。本集團位於中國的投資物業是由一所在中國註冊獨立測量師行一廣東財興資產評估土地房地產估價有限公司按公開市值基準重估,重估總金額為160,424,000元(二零零六年:137,451,000元)。

14. 固定資產(續)

(e) 本集團根據經營租賃租出投資物業。該等租賃初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃並無包括或然租金。

本集團根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
一年內	**11,643**	14,805	**2,952**	3,055
一年後但五年內	**7,174**	10,588	**1,121**	3,583
五年後	**20,483**	22,614	**–**	–
	39,300	48,007	**4,073**	6,638

(f) 年內，本集團其中一間附屬公司與中國秦皇島市國土資源局訂立了一份以人民幣45,605,000(相當於約48,701,000元)的代價收購土地使用權的協議。於二零零七年十二月三十一日，本集團根據付款時間表已支付部份款項。該國內的土地使用權的正式所有權只能於支付最後款項後(到期日為二零零八年五月三十日)才能從相關政府機構取得。

15. 佔附屬公司的權益

		本公司	
	附註	二零零七年 千元	二零零六年 千元
非上市股份(按成本值)		**211,409**	211,409
予附屬公司的借款	(ii)	**130,928**	124,705
應收附屬公司款項	(iii)	**466,976**	404,421
		809,313	740,535
減：減值虧損		**(328,063)**	(358,842)
		481,250	381,693

附註：

(i) 附屬公司(除另有註明外，附屬公司均在香港註冊成立)的詳情載於附註37。未綜合至財務報表的正進行清盤公司詳情載於附註38。

(ii) 向附屬公司提供的借款是計息的，其年利率為以香港或中國的指定商業銀行的1年定期存款息率加0.5%。此等借款為無抵押及需於一年內償還。

(iii) 應收附屬公司款項為免息、無抵押及無固定償還條款的。

16. 佔聯營公司的權益

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
非上市股份(按成本值)	–	–	244,980	244,980
應佔資產淨值	199,010	182,434	–	–
	199,010	182,434	244,980	244,980
減:減值虧損	–	–	(75,722)	(75,722)
	199,010	182,434	169,258	169,258

聯營公司均在中國註冊成立,詳情載於附註39。

聯營公司財務資料概要

	資產 千元	負債 千元	權益 千元	收入 千元	溢利 千元
二零零七年					
百份之百	681,543	(180,018)	501,525	1,314,898	50,607
本集團實際權益	270,935	(71,925)	199,010	522,804	20,390
二零零六年					
百份之百	552,603	(92,434)	460,169	1,149,093	47,435
本集團實際權益	219,150	(36,716)	182,434	457,143	19,259

17. 其他非流動金融資產

	本集團及本公司	
	二零零七年 千元	二零零六年 千元
股權證券		
非上市股權證券(按成本)	540	540
減:減值虧損	(540)	(540)
	–	–

18. 交易證券

	本集團及本公司	
	二零零七年 千元	二零零六年 千元
交易證券(按市值)		
香港上市股權證券	6,399	3,153

19. 資產負債表內的所得稅

(a) 綜合資產負債表內的本期稅項為:

	本集團	
	二零零七年 千元	二零零六年 千元
本年度香港利得稅準備	86	650
已付暫繳利得稅	(86)	(650)
	–	–
與往年有關可收回利得稅結餘	(456)	(320)
香港以外稅項	19,934	19,077
	19,478	18,757
代表:		
可收回本期稅項	(456)	(320)
應付本期稅項	19,934	19,077
	19,478	18,757

19. 資產負債表內的所得稅(續)

(b) 遞延稅項資產及負債確認:

本集團

於綜合資產負債表內確認的遞延稅項(資產)/負債的構成部份及其年內變動如下:

	超過有關折舊的折舊免稅額 千元	投資物業重估 千元	稅務虧損 千元	總額 千元
遞延稅項源自:				
於二零零七年一月一日	11,436	11,679	(1,428)	21,687
滙兌調整	771	761	–	1,532
列支/(計入)綜合損益表內	1,301	4,371	(1,438)	4,234
中國稅率變更的影響	(2,868)	(2,552)	–	(5,420)
於二零零七年十二月三十一日	10,640	14,259	(2,866)	22,033
於二零零六年一月一日	9,446	3,641	(870)	12,217
滙兌調整	371	253	–	624
列支/(計入)綜合損益表內	1,619	7,785	(558)	8,846
於二零零六年十二月三十一日	11,436	11,679	(1,428)	21,687

(c) 未確認遞延稅項資產:

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
稅務虧損	400,893	426,061	393,220	408,650

根據現時稅務條例,除4,144,000元(二零零六年:4,006,000元)未確認稅務虧損將於未來五年內過期外,其餘稅務虧損並沒有到期。

20. 存貨

(a) 於綜合資產負債表內的存貨包括：

	本集團	
	二零零七年 千元	二零零六年 千元
原材料、零備件及消耗品	213,805	65,948
在產品	48,837	–
製成品	58,701	49,530
	321,343	115,478

(b) 被確認為費用的存貨金額分析如下：

	本集團	
	二零零七年 千元	二零零六年 千元
已出售存貨賬面值	1,412,878	1,047,417
存貨減值	104	3,848
	1,412,982	1,051,265

21. 業務及其他應收款項、訂金及預付款

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
業務應收款項	30,768	14,230	27	637
應收票據	347,198	234,040	–	–
其他應收款項、訂金及預付款	67,731	26,436	351	381
應收一間關連公司款項（附註(i)）	7,791	–	–	–
	453,488	274,706	378	1,018

附註：

(i) 金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應收款項結餘。

(ii) 於業務及其他應收款項、訂金及預付款中預期可於一年後收回的結餘為810,000元（二零零六年：259,000元）。

21. 業務及其他應收款項、訂金及預付款（續）

(a) 賬齡分析

包括在業務及其他應收款項、訂金及預付款中的業務應收款項、應收票據及應收一間關連公司業務款項（減呆壞賬準備之淨額），以發票日期分類之賬齡分析如下：

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	**二零零七年 千元**	二零零六年 千元
一個月內	**131,793**	149,105	**27**	508
一至三個月	**158,685**	92,386	**–**	–
超過三個月但少於十二個月	**95,279**	6,779	**–**	129
	385,757	248,270	**27**	637

本集團有一套既定政策，信貸期由需預付至不超過180 日。

本集團信貸政策的進一步詳情載於附註28(a)。

(b) 業務應收款項及應收票據減值

業務應收款項及應收票據的減值虧損於撥備賬入賬，惟本集團認為收回金額的機會甚微除外，於此情況下，減值虧損與業務應收款項及應收票據直接撇銷（見附註1(j)(i)）。

年內呆賬撥備變動載列如下：

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	**二零零七年 千元**	二零零六年 千元
於一月一日	**19,250**	21,263	**7,240**	7,240
確認減值虧損	**49**	–	**49**	–
應收款減值虧損回撥	**(90)**	(2,013)	**–**	–
於十二月三十一日	**19,209**	19,250	**7,289**	7,240

於二零零七年十二月三十一日，本集團及本公司的業務應收款項及應收票據分別為19,209,000元（二零零六年：19,250,000元）及7,289,000元（二零零六年：7,240,000元）個別釐定為已減值。個別減值應收款項與有財務困難的客戶相關，而管理層評估預期此等結餘不能收回。因此全數呆賬之特定撥備已確認。本集團及本公司並無就此等結餘持有任何抵押品。

21. 業務及其他應收款項、訂金及預付款（續）

(c) 並無減值的業務應收款項及應收票據

並無個別或集體視為減值的業務應收款項、應收票據及應收一間關連公司業務款項的賬齡分析如下：

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
並無逾期或減值	376,081	239,823	27	508
逾期少於一個月	9,669	7,588	–	–
逾期一至三個月	7	730	–	–
逾期三至六個月	–	–	–	–
逾期超過六個月	–	129	–	129
	9,676	8,447	–	129
	385,757	248,270	27	637

並無逾期或減值的應收款項與多名並無近期欠款記錄之客戶相關。

已逾期但無減值的應收款項與多名擁有良好記錄之本集團及本公司獨立客戶相關。根據過往經驗，管理層相信，由於信貸水平無重大變動，而結餘仍被視為可悉數收回，故毋須就此等結餘作減值撥備。本集團及本公司並無就此等結餘持有任何抵押品。

22. 現金及現金等價物

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
銀行定期存款	63,394	37,477	1,003	9,332
銀行存款及現金	83,615	120,260	662	1,415
於資產負債表內的現金及現金等價物	147,009	157,737	1,665	10,747
已抵押的銀行結餘	(55,900)	–	–	–
於綜合現金流量表內的現金及現金等價物	91,109	157,737		

23. 業務及其他應付款項

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
業務應付款項	83,502	103,837	29	29
應付票據	11,597	–	–	–
其他應付款項及應計提費用	152,665	172,955	12,449	11,267
應付附屬公司款項	–	–	29,878	–
應付聯營公司款項	19	18	–	–
應付少數股東款項	–	6,269	–	–
應付一間關連公司款項(附註(i))	130,352	–	–	–
應付控股公司及同母系附屬公司款項	23,250	23,298	–	48
衍生金融工具(附註28(d))	346	–	–	–
	401,731	306,377	42,356	11,344

附註:

(i) 金額為與一間非全資擁有的附屬公司的少數股東有關的公司業務應付款項結餘。

(ii) 預期將於一年後付清的業務及其他應付款項為905,000元(二零零六年:1,557,000元)。

包括在業務及其他應付款項中的業務應付款項、應付票據及應付一間關連公司業務款項,其賬齡分析如下:

	本集團		本公司	
	二零零七年 千元	二零零六年 千元	二零零七年 千元	二零零六年 千元
一個月內或接獲通知時到期	225,451	103,837	29	29

24.計息借款

	附註	本集團 二零零七年 千元	本集團 二零零六年 千元
(a) 銀行借款			
－無抵押	(i)	281,720	–
－以應收票據作抵押	(ii)	168,988	81,557
－以銀行存款作抵押	(iii)	52,720	–
		503,428	81,557

於二零零七年十二月三十一日，銀行借款須償還如下：

	本集團 二零零七年 千元	本集團 二零零六年 千元
一年內或接獲通知時到期	423,336	81,557
一年後但兩年內	–	–
兩年後但五年內	80,092	–
	80,092	–
	503,428	81,557

附註：

(i) 包括在無抵押銀行借款內有授予本集團一間非全資附屬公司中粵浦項（秦皇島）馬口鐵工業有限公司（「中粵浦項」）的借款，賬面值為80,043,000元及80,092,000元分別由本集團的少數股東及本集團一附屬公司中粵馬口鐵提供擔保。

(ii) 借款以應收票據作抵押，賬面值為168,988,000元（二零零六年：81,557,000元）。

(iii) 借款以銀行存款50,571,000元（二零零六年：零元）作抵押。

	本集團及本公司 二零零七年 千元	本集團及本公司 二零零六年 千元
(b) 直接控股公司借款	21,216	–

借款為無抵押，年息率按3個月香港銀行同業拆息加0.35%計算，並需於二零零八年十二月三十一日償還。

25. 股權結算以股份為基礎的交易

為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據二零零一年購股權計劃，董事獲授權向本公司及其附屬公司的全職受聘僱員，包括執行董事，但不包括非執行董事，邀請其認購購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納及由認購者以10元的總代價支付予本公司。購股權可能授出日之後滿三月起至五年期間內行使。每一股購股權只能認購一股本公司股份。

於二零零四年六月十一日，本公司之股東已通過決議案採納具有與目前慣例可資比較之條款之新購股權計劃(「二零零四年購股權計劃」)以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業諮詢人、貨品或服務之供應商及客戶維持良好關係，亦可招徠對本集團有價值之人力資源。二零零四年購股權計劃之合資格參與者包括本公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。

同日，本公司之股東亦通過決議案終止二零零一年購股權計劃。根據舊計劃以前所授出的購股權仍有效，直至失效為止。

(a) 於年內存在的授出條款及條件如下(所有購股權均以實物股票支付)：

	購股權的數目	歸屬的條件	購股權的合約期限
董事持有的購股權：			
—於二零零四年二月六日授予	3,500,000	由授予日起三個月	5年
—於二零零六年三月九日授予	5,500,000	由授予日起三個月	10年
僱員持有的購股權：			
—於二零零一年八月二十四日授予	3,350,000	由授予日起三個月	5年
—於二零零四年二月六日授予	4,940,000	由授予日起三個月	5年
—於二零零六年三月九日授予	6,270,000	由授予日起三個月	10年
購股權總數	23,560,000		

25. 股權結算以股份為基礎的交易（續）

(b) 購股權的數目及加權平均行使價格如下：

	二零零七年		二零零六年	
	加權平均行使價	購股權數目千份	加權平均行使價	購股權數目千份
年初未行使	**1.627元**	**19,970**	1.557元	11,790
本年度授予		**–**	1.660元	11,770
本年度失效	**1.660元**	**(1,500)**	1.503元	(3,590)
本年度行使	**1.586元**	**(4,020)**		–
年末可行使	**1.636元**	**14,450**	1.627元	19,970

於二零零七年十二月三十一日，未行使的購股權之加權平均行使價為1.636元（二零零六年：1.627元）及其加權平均餘下合約期限為6.06年（二零零六年：6.34年）。

(c) 購股權公允價值及假設

服務的公允價值以授予購股權作回報是參考授予購股權的公允價值去計算的。估計授予購股權的公允價值是按二項式點陣法定價模式去計算。購股權的合約年期用作輸入此模式。預期提早行使購股權也包括在此二項式點陣法定價模式。

	二零零七年千元	二零零六年千元
計算日的公允價值	**0.29元**	0.29元
授予日的股價	**1.64元**	1.64元
行使價	**1.66元**	1.66元
預期波幅（於二項式點陣法定價模式採用以加權平均波幅表達）	**78%**	78%
股權年期（於二項式點陣法定價模式採用以加權平均年期表達）	**10年**	10年
預期股息	**2.564%**	2.564%
無風險利率（按外滙基金票據）	**4.444%**	4.444%

預期波幅是按歷史波幅（按購股權加權平均餘下年期計算），再按公眾可得的資料（預期未來波幅作出改變）加以調整。預期股息按照歷史股息。主觀輸入假設的改變可重大地影響公允價值的估計。

購股權是在服務的情況下授予的。此情況並無考慮於授予日已接受服務的公允價值的計算。授予購股權與市場情況並無關連。

26. 股本及儲備

(a) 本集團

	歸屬本公司股權持有人										
	股本 千元	股份溢價 千元	資本儲備 －購股權 千元	資本儲備 －其他 千元	匯兌儲備 千元	特別 資本儲備 千元	其他儲備 千元	保留溢利 千元	總額 千元	少數股東 權益 千元	權益總額 千元
於二零零七年一月一日	450,792	–	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
已批准與去年有關之股息	–	–	–	–	–	–	–	(18,072)	(18,072)	–	(18,072)
換算海外附屬公司及聯營公司的財務報表所產生的匯兌差額	–	–	–	–	74,231	–	–	–	74,231	3,832	78,063
轉往法定儲備	–	–	–	–	–	–	2,905	(2,905)	–	–	–
收購少數股東	–	–	–	–	–	–	–	–	–	(37,642)	(37,642)
少數股東出資	–	–	–	–	–	–	–	–	–	85,842	85,842
行使購股權	2,010	4,423	(58)	–	–	–	–	–	6,375	–	6,375
年內購股權失效	–	–	(437)	–	–	–	–	437	–	–	–
已宣派與本年有關之股息	–	–	–	–	–	–	–	(18,108)	(18,108)	–	(18,108)
本年溢利	–	–	–	–	–	–	–	183,809	183,809	(1,931)	181,878
於二零零七年十二月三十一日	452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	1,301,504	87,743	1,389,247

26. 股本及儲備（續）

(a) 本集團（續）

	歸屬本公司股權持有人										
	股本 千元	股份溢價 千元	資本儲備 －購股權 千元	資本儲備 －其他 千元	匯兌儲備 千元	特別 資本儲備 千元	其他儲備 千元	保留溢利 千元	總額 千元	少數股東 權益 千元	權益總額 千元
於二零零六年一月一日	450,792	–	–	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
已批准與去年有關之股息	–	–	–	–	–	–	–	(13,524)	(13,524)	–	(13,524)
換算海外附屬公司及聯營公司的財務報表所產生的滙兌差額	–	–	–	–	25,689	–	–	–	25,689	945	26,634
轉往法定儲備	–	–	–	–	–	–	740	(740)	–	–	–
已宣派予少數股東股息	–	–	–	–	–	–	–	–	–	(1,421)	(1,421)
少數股東出資	–	–	–	–	–	–	–	–	–	3,310	3,310
授予購股權	–	–	3,426	–	–	–	–	–	3,426	–	3,426
年內購股權失效	–	–	(50)	–	–	–	–	50	–	–	–
已宣派與本年有關之股息	–	–	–	–	–	–	–	(13,524)	(13,524)	–	(13,524)
本年溢利	–	–	–	–	–	–	–	121,320	121,320	5,474	126,794
於二零零六年十二月三十一日	450,792	–	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911

26. 股本及儲備（續）

(b) 本公司

	股本 千元	股份溢價 千元	資本儲備一股權種 千元	特別資本儲備 千元	保留溢利 千元	權益總額 千元
於二零零七年一月一日	450,792	–	3,376	107,440	92,074	653,682
已批準與去年有關之股息	–	–	–	–	(18,072)	(18,072)
年內購股權失效	–	–	(437)	–	437	–
已宣派與本年有關之股息	–	–	–	–	(18,108)	(18,108)
行使購股權	2,010	4,423	(58)	–	–	6,375
本年溢利	–	–	–	–	76,101	76,101
於二零零七年十二月三十一日	452,802	4,423	2,881	107,440	132,432	699,978
於二零零六年一月一日	450,792	–	–	107,440	99,303	657,535
已批准與去年有關的股息	–	–	–	–	(13,524)	(13,524)
年內購股權失效	–	–	(50)	–	50	–
已宣派與本年有關之股息	–	–	–	–	(13,524)	(13,524)
授予購股權	–	–	3,426	–	–	3,426
本年溢利	–	–	–	–	19,769	19,769
於二零零六年十二月三十一日	450,792	–	3,376	107,440	92,074	653,682

26. 股本及儲備（續）

(c) 股本

	二零零七年		二零零六年	
	股份數目		股份數目	
	千股	千元	千股	千元
法定：				
每股面值0.5元的普通股	3,000,000	1,500,000	3,000,000	1,500,000
已發行及繳足：				
於一月一日	901,583	450,792	901,583	450,792
行使購股權	4,020	2,010	–	–
於十二月三十一日	905,603	452,802	901,583	450,792

普通股持有人有權收取不時宣派的股息，並有權於本公司會議上按每股一票的比例投票。就本公司餘下資產而言，所有普通股均享有同等地位。

(d) 根據購股權計劃已發行股本

於年內，有購股權以代價6,375,000元行使認購4,020,000股本公司普通股，其中2,010,000元計入股本，而餘額4,365,000元則計入股份溢價。另有58,000元根據列載於附註1(p)(ii)的會計政策從資本儲備－購股權轉到股份溢價賬。

(e) 儲備性質及用途

(i) 股份溢價

股份溢價的運用受香港《公司條例》第48B條的規管。

(ii) 資本儲備—購股權

資本儲備－購股權為授予本公司員工按實際或估計未行使購股權的數目的公允價值，採用根據會計政策附註1(p)(ii)以股份為基礎的支出而確認的。

(iii) 特別資本儲備

特別資本儲備在本公司於二零零五年完成的資本重組時產生。有關計入此儲備的數額，本公司向香港高等法院作出承諾，條件為除非及直到達成某些條款，否則此儲備不能作變現溢利及不可派發。

26. 股本及儲備（續）

(e) 儲備性質及用途（續）

(iv) 滙兑儲備

滙兑儲備包括所有由換算外國業務的財務報表所產生的滙兑差異。此儲備按列載於附註1(t)的會計政策處理。

(v) 其他儲備為中國成立的實體的法定儲備。

(f) 可派發的儲備

於二零零七年十二月三十一日，可供派發予本公司股權持有人的儲備總金額為78,532,000元（二零零六：43,774,000元）。

(g) 資金管理

本集團管理資金的主要目標為透過將產品及服務價格定於與風險水平成比例的定價，以及按合理成本取得融資維持本集團持續經營的能力，致使其可繼續為股東帶來回報及為其他權益持有人帶來利益。本集團的資本包括其權益。

本集團積極及定期檢討及管理其資本結構，就可能涉及較高股東回報與維持穩健資本狀況的好處及保障間維持平衡，並因應經濟狀況變動對資本結構作出調整。

本集團按淨債務對資本比率為基準監控其資本結構。本集團的策略為維持淨債務對資本比率在合理水平。為維持或調整該比率，本集團或會調整向股東派息之金額、發行新股份、向股東退還資本、籌集新債務融資或出售資產以減低債務。於二零零七年十二月三十一日，本集團的淨債務對資本比率如下：

	二零零七年 千元	二零零六年 千元
銀行借款	503,428	81,557
直接控股公司借款	21,216	–
借款	524,644	81,557
減：現金及現金等價物	(147,009)	(157,737)
淨債務／（現金）	377,635	(76,180)
本公司股權持有人應佔權益	1,301,504	1,073,269
淨債務對資本比率	29.0%	(7.1%)

淨債務對資本比率的增加主要是由於本集團馬口鐵業務發展資金的需求。

本公司或其任何附屬公司均毋須遵守其他外界資金規定。

27. 綜合現金流量表附註

主要非現金交易

於二零零六年十二月三十一日止年度，有多年未償還應付款合共4,198,000元已回撥（見附註4）。

28. 金融工具

信用、流動性、利率、貨幣風險在本集團一般業務過程中出現，本集團亦承受來自其股權投資於其他企業的股權價格風險。該等風險受下文所述本集團的財務管理政策及常規所限制。

(a) 信用風險

本集團的信用風險主要來自業務及其他應收款項、訂金及預付款。管理層訂有信貸政策，而所承受的該等信用風險會持續監察。

與馬口鐵業務有關的業務應收款項及應收票據，本集團會對所有要求超過若干金額信貸的客戶進行信貸評估。業務應收款從賬單日期起30日內到期，而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。而食品貿易業務的信貸期通常介乎1至2個月。鮮活商品經銷業務的信貸期通常少於1個月。根據本集團的物業租賃運作，租客通常要求預付租金。結餘到期超過1個月的債務人須全數償付未償還結餘後，方會獲授任何進一步的信貸。一般而言，本集團不會向其客戶收取抵押品。

於結算日，本集團有一定程度集中的信用風險，其中23.3%（二零零六年：18.8%）及43.1%（二零零六年：43.7%）分別為由本集團最大的債務人及五名最大債務人所佔的業務應收款項及應收票據總額。

不計及所持任何抵押品，所面對最大信貸風險為資產負債表內每項金融資產的賬面值，扣除任何減值撥備。本集團並不向令本集團面對信貸風險的人士提供任何其他擔保。本集團的一間附屬公司向另一間附屬公司提供擔保的詳情載列於附註24(a)。

有關本集團就業務及其他應收款項所面對信貸風險的進一步定量披露資料載於附註21。

(b) 流動性風險

本集團內的獨立營運實體自行負責本身的現金管理。但除向主要財務機構存放定期存款外，盈餘現金的短期投資及籌集借款以支付預期的現金需求必須得到母公司的批准。本集團的政策為定期監察流動資金需要，以確保其維持足夠現金及現金等價物儲備及來自主要財務機構的已承諾融資額足以應付其短期及長期的流動資金需要。

28. 金融工具(續)

(b) 流動性風險(續)

下表詳述於結算日本集團及本公司非衍生金融負債及衍生金融負債價餘下合約的到期狀況,乃按已訂約未貼現現金流量(包括按合約利率或(倘屬浮動)結算日當日利率計算的利息付款)及本集團及本公司可能需要付款的最早日期為基準作出:

本集團

	二零零七年					
	賬面值	已訂約未貼現現金流量總額	一年內或接獲通知時到期	超過一年但少於兩年	超過兩年但少於五年	超過五年
	千元	千元	千元	千元	千元	千元
銀行借款	503,428	(523,748)	(434,361)	(5,385)	(84,002)	–
直接控股公司借款	21,216	(22,012)	(22,012)	–	–	–
業務及其他應付款項	401,731	(401,731)	(400,826)	(905)	–	–
	926,375	(947,491)	(857,199)	(6,290)	(84,002)	–

	二零零六年					
	賬面值	已訂約未貼現現金流量總額	一年內或接獲通知時到期	超過一年但少於兩年	超過兩年但少於五年	超過五年
	千元	千元	千元	千元	千元	千元
銀行借款	81,557	(81,557)	(81,557)	–	–	–
業務及其他應付款項	306,377	(306,377)	(304,820)	(1,557)	–	–
	387,934	(387,934)	(386,377)	(1,557)	–	–

28. 金融工具（續）

(b) 流動性風險（續）

本集團

	二零零七年				
	已訂約未貼現現金流量總額 千元	一年內或接獲通知時到期 千元	超過一年但少於兩年 千元	超過兩年但少於五年 千元	超過五年 千元
已結清的衍生金融商品總額：					
遠期外滙合同（附註 28(d)(i)）					
－流出	(50,456)	(50,456)	–	–	–
－流入	52,720	52,720	–	–	–

	二零零六年				
	已訂約未貼現現金流量總額 千元	一年內或接獲通知時到期 千元	超過一年但少於兩年 千元	超過兩年但少於五年 千元	超過五年 千元
已結清的衍生金融商品總額：					
遠期外滙合同（附註 28(d)(i)）					
－流出	–	–	–	–	–
－流入	–	–	–	–	–

28. 金融工具（續）

(b) 流動性風險（續）

本公司

	二零零七年					
	賬面值 千元	已訂約未貼現現金流量總額 千元	一年內或接獲通知時到期 千元	超過一年但少於兩年 千元	超過兩年但少於五年 千元	超過五年 千元
業務及其他應付款項	42,356	(42,356)	(42,356)	–	–	–

	二零零六年					
	賬面值 千元	已訂約未貼現現金流量總額 千元	一年內或接獲通知時到期 千元	超過一年但少於兩年 千元	超過兩年但少於五年 千元	超過五年 千元
業務及其他應付款項	11,344	(11,344)	(11,344)	–	–	–

28. 金融工具(續)

(c) 利率風險

本集團及本公司利率風險主要來自計息借款及現金及現金等價物。按可變利率及按固定利率發行之借款使本集團及本公司分別承受現金流量利率風險及公允價值利率風險。本集團及本公司並無使用任何金融衍生商品去對沖利率風險。本集團及本公司之利率概況由管理層監察,列載於下文(i)。

(i) 利率概況

下表詳細列載於結算日本集團及本公司借款淨額(計息借款減現金及現金等價物)之利率概況:

本集團

	二零零七年 實際利率 (每年)	二零零七年 千元	二零零六年 實際利率 (每年)	二零零六年 千元
固定利率借款:				
銀行借款	4.809%	357,816	3.24%	81,557
可變利率借款:				
直接控股公司借款	3個月香港銀行同業拆息+0.35%	21,216	–	–
銀行借款	3個月倫敦銀行同業拆息+0.3%	65,520	–	–
	中國人民銀行貸款基準利率的90%	80,092	–	–
		166,828		–
總借款		524,644		81,557
現金及現金等價物	2.36%	(147,009)	1.92%	(157,737)
總借款/(存款)淨值		377,635		(76,180)
固定利率借款佔總借款之百分比		68.2%		100%

28. 金融工具(續)

(c) 利率風險(續)

(i) 利率概況(續)

本公司

	二零零七年 實際利率 (每年)	二零零七年 千元	二零零六年 實際利率 (每年)	二零零六年 千元
可變利率借款:				
直接控股公司借款	3個月香港銀行同業拆息+0.35%	21,216	–	–
可變利率貸款:				
向附屬公司提供借款	香港或中國的指定商業銀行提供的1年定期存款利率+0.5%	(130,928)	香港或中國的指定商業銀行提供的1年定期存款利率+0.5%	(124,705)
現金及現金等價物	1.49%	(1,665)	4.49%	(10,747)
總貸款淨值		(111,377)		(135,452)

(ii) 敏感度分析

於二零零七年十二月三十一日,在所有其他變量均保持不變之情況下,估計利率整體增加/減少100基點,將減少/增加本集團除稅後溢利及保留溢利約1,049,000元(二零零六年:1,011,000元)。

上述敏感度分析已假設利率變動已於結算日發生而釐定,並已應用於就於該日所承受來自衍生及非衍生金融工具之利率風險。100基點增加或減少指管理層對直至下年度結算日期間之利率可能合理變動之評估。二零零六年分析按相同之基準進行。

28. 金融工具（續）

(d) 外幣風險

本集團承受之外幣風險，主要來自以功能貨幣以外之貨幣計值之相關業務採購及在很少程度上，與出口銷售予海外客戶有關。產生此風險之貨幣主要為美元。

就以功能貨幣以外貨幣持有的業務應收及應付款項而言，本集團透過於需要解決短期不平衡狀況時按現貨價買賣外幣，確保維持其淨風險於可接受水平。

於二零零七年十二月三十一日，本集團有外幣借款。本集團訂立遠期外匯合同來對沖此等外幣借款，金額為3,022,000美元及416,371,000日元（相等於52,720,000港元總金額）。遠期外滙合同公允價值的變更於損益確認，而於二零零七年十二月三十一日該等公允值的淨額346,000元確認為衍生金融工具及包括在業務及其他應付款項（附註23）。

除上述本集團外幣借款外，其他借款均以實體的功能貨幣或美元提取。鑒於預期人民幣兑美元會升值，管理層不認為此風險重大。

28. 金融工具（續）

(d) 外幣風險（續）

(i) 承受貨幣風險

下表詳細列載於結算日本集團及本公司承受來自以功能貨幣以外之貨幣計值之相關實體之確認資產或負債之貨幣風險。

本集團

	二零零七年			
	港元 千元	美元 千元	人民幣 千元	日元 千元
應收及其他應收款項、訂金及預收款	–	1,948	55	–
現金及現金等價物	14	1,068	–	–
銀行借款	–	(27,010)	–	(416,371)
業務及其他應付款項	(300)	(17,154)	(3,169)	–
來自確認資產及負債之風險總額	(286)	(41,148)	(3,114)	(416,371)
遠期外匯合約之名義款項	–	3,022	–	416,371
整體風險淨值	(286)	(38,126)	(3,114)	–

	二零零六年			
	港元 千元	美元 千元	人民幣 千元	日元 千元
應收及其他應收款項、訂金及預收款	–	458	5	–
現金及現金等價物	19	7,612	–	–
業務及其他應付款項	(300)	(7,869)	(2,518)	–
整體風險淨值	(281)	201	(2,513)	–

28. 金融工具（續）

(d) 外幣風險（續）

(i) 承受貨幣風險（續）

本公司

	二零零七年		二零零六年	
	美元	人民幣	美元	人民幣
	千元	千元	千元	千元
業務及其他應收款項、訂金及預收款	–	6	–	5
現金及現金等價物	3	–	1,154	–
業務及其他應付款項	–	(3,169)	–	(2,518)
整體風險淨值	3	(3,163)	1,154	(2,513)

(ii) 敏感度分析

敏感度分析顯示本集團除税後溢利（及保留溢利）因本集團於結算日面對重大風險的匯率可能合理變動而出現的概約變動。敏感度分析包括本集團公司間的結餘，此結餘以借款人或提款人的功能貨幣以外之貨幣訂值，但不包括以遠期外滙合同對沖的外幣借款。

於二零零七年十二月三十一日，若美元兑人民幣貶值／升值5%，而所有其他可變因素保持不變，估計本集團的除税後溢利及保留溢利估計會增加／減少12,300,000元（二零零六年：545,000元）。

於二零零七年十二月三十一日，若人民幣兑港元升值／貶值5%，而所有其他可變因素保持不變，估計本集團的除税後溢利及保留溢利估計會減少／增加136,000元（二零零六年：116,000元）。

以上分析的編制是基於港元及美元的聯繫滙率並不受到美元兑其他貨幣的價值變動重大影響的假設。即是以港元為功能貨幣的實體，假設以美元計量的資產及負債並無任何外幣風險。

敏感度分析乃假設有關匯率變動已於結算日發生而釐定，並已應用於本集團每個實體於該日存在的非衍生及衍生金融工具所面對貨幣風險，且所有其他變數（特別是利率）均維持不變。

上述變動為管理層對下個結算日止期間匯率可能合理變動的評估。以上所呈列分析結果為對本集團每個實體按相關功能貨幣計量的除税後溢利及權益各自的合計影響，並就呈列按於結算日的匯率換算為港元。二零零六年分析按相同基準作出。

28. 金融工具（續）

(e) 股權價格風險

本集團承受股權價格變更的風險，此風險來自股權投資分類為已上市的交易證券（見附註18）。

本集團上市投資為於香港聯合交易所上市。管理層定期把其投資表現與預期比較，並評估該等投資與本集團長遠策略計劃的相關性。

(f) 公允價值

除應收附屬公司款項為免息及無固定償還條款外，所有金融工具的賬面值均與其於二零零六年及二零零七年十二月三十一日的公允價值沒有重大差異。考慮到此等結餘的條款，估計此等結餘的公允價值是不可行的。

(g) 公允價值的估計

交易證券及衍生金融工具的公允價值是基於結算日的市場價格，並沒有扣除任何交易成本。

29. 承擔

(a) 於二零零七年十二月三十一日，未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零七年 千元	二零零六年 千元
已訂約	36,016	3,463
已授權但未訂約	11,827	9,748
	47,843	13,211

29. 承擔（續）

(b) 於二零零七年十二月三十一日，根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	二零零七年 千元	二零零六年 千元
一年內	2,142	637
一年後但五年內	936	145
	3,078	782

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零七年十二月三十一日，本公司已承諾提供6,489,000元（二零零六年：6,489,000元）資金予本集團一間聯營公司。

30. 重大關連交易

附此等財務報表的其他地方所披露的關連交易及結餘外，本集團進行以下的重大關連交易：

(a) 與關連方的交易

年內，依董事認為對本集團而言屬重大的關連交易如下：

	附註	二零零七年 千元	二零零六年 千元
銷售貨品予關連公司	(iii)	33,097	–
採購貨品自	(ii), (iii)		
一聯營公司		1,289	1,092
一關連公司		819,629	–
從一間關連公司購買物業、廠房及設備及相關技術諮詢及培訓服務	(iii)	141,643	–
支付直接控股公司保養費		229	289
提供水電及租賃服務予一間同母系附屬公司		1,179	3,482

附註：

(i) 於十二月三十一日與關連人士的結餘包括在資產負債表應收／應付有關人士的款項內。除在附註24(b)披露的直接控股公司借款外，該等結餘乃免抵押、免息及無固定償還條款。

(ii) 年內，中粤浦項(為本集團66%擁有的附屬公司，株式會社POSCO持有其餘下的34%股權)成立後，株式會社POSCO及其附屬公司(「浦項集團」)根據列載於附註1(v)的會計政策被認為與本集團有關連，因此，從二零零七年二月起，採購自／銷售予浦項集團的貨品披露為關連交易。

(iii) 銷售予／採購貨品自關連公司指浦項集團的企業。

30. 重大關連交易（續）

(b) 與中國其他國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配（「國有企業」）（通過其政府機關、機構、附屬及其他組織）的經濟體制中營運。

除此等財務報表的其他地方所披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

- 銷售及採購商品和輔助原料；
- 提供及接受勞務；
- 資產租賃；
- 購入物業、廠房及設備；及
- 籌借資金。

本集團在日常業務過程中進行此等交易，此等交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

董事已考慮關連方關係所影響的潛在交易，企業的價格策略、購買及審批程序及了解在財務報表內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連交易。

(c) 主要管理人員的酬金

主要管理人員（包括在附註8披露支付本公司董事的金額）的酬金如下：

	二零零七年 千元	二零零六年 千元
短期僱員福利	**2,931**	4,019
離職福利	**447**	549
股份報酬福利	**–**	1,251
	3,378	5,819

總酬金包括在「員工成本」（見附註6(b)）。

31. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零七年十二月三十一日止年度，計入損益表的本集團退休金費用為3,302,000元(二零零六年：1,480,000元)。本年度退還的沒收供款為23,000元(二零零六年：139,000元)。

32. 主要會計估計及判斷

估計不確定因素的主要來源

董事於應用本集團會計政策時所採用之方法，估計及判斷對本集團之財政狀況及經營業績有重大影響。部份會計政策要求本集團對隱藏不確定性的事項作出估計及判斷。於應用本集團會計政策時採用之關鍵會計判斷於下文闡述。

(a) 投資物業的評估

如附註1(g)敘述，投資物業於每個結算日由獨立專業評估師按市值基準作重估。此評估是基於某些假設，此假設受不確定因素影響及可能與實際結果有重大差異。任何增加或減少此評估將影響本集團及本公司未來年度的業績。

(b) 所得稅

本集團須繳納香港及中國所得稅。在決定所得稅準備時是需要重大的判斷。在日常業務過程中有很多交易及計算令最終稅務決定不明朗。如最終稅務結果與當初紀錄的金額不同，此差異便會影響作決定年度的所得稅及遞延稅項準備。

遞延稅項資產的確認主要與稅務虧損有關，此金額取決於管理層對未來可供應課稅溢利沖減可使用稅務虧損，可與實際可使用的稅務虧損的結果不同。

32. 主要會計估計及判斷(續)

估計不確定因素的主要來源(續)

(c) 資產減值

本集團於每個結算日審閱資產的賬面值，去確定有否客觀減值證據。當發現有減值跡象，管理層便會編製貼現未來現金流量去評估賬面值及使用值的差異及計提減值虧損。如採用在現金流預測的假設有任何更改，會令減值虧損準備增加或減少及影響本集團及本公司的資產淨值。

呆壞賬減值虧損的評估及計提金額是根據管理層定期對賬齡分析作的審閱及可收回性作評估的。當評估每位個別客戶的信貸價值及以往收數紀錄時是需要相當大的判斷的。

增加或減少以上減值虧損會影響本集團及本公司未來年度的業績。

(d) 存貨準備

本集團於每個結算日審閱存貨的賬面值去確定存貨是否根據載列於附註1(k)的會計政策按成本及可變現淨值兩者較低數額入賬。管理層估計可變現淨值是基於現時市場情況及過往對類似存貨的經驗。任何假設的變更會增加或減少存貨減值或以往年度所作減值的相關回撥的金額及影響本集團的資產淨值。

(e) 折舊

固定資產(除投資物業及在建工程)按估計可使用年期以直線法計提折舊。本集團每年審閱資產的可使用年期及其剩餘價值(如有)。倘先前估計有重大變更，則未來期間之折舊支出作出調整。

33. 直接控股公司及最終控股公司

董事認為於二零零七年十二月三十一日的直接控股公司及最終控股公司分別是粵海控股集團有限公司及廣東粵海控股有限公司。粵海控股集團有限公司於香港成立，而廣東粵海控股有限公司於中國成立。兩間實體並不提供財務報告供公眾使用。

34. 期後事項

(a) 於二零零八年一月二十五日，本集團的全資附屬公司中粵材料有限公司(「中粵材料」)訂立了融資協議(「借款協議」)，獲得本金額最高達480,000,000元之有期借款融資：該借款融資之安排人及貸款人為中國工商銀行(亞洲)有限公司及香港上海滙豐銀行有限公司(統稱「貸款人」)。

中粵材料獲授予該借款融資，用作為其一般企業融資需求撥充資金。

根據借款協議，本公司同意為中粵材料履行之還款責任提供擔保，而本集團將就該還款責任提供位於香港的投資物業作抵押品。根據借款協議，該借款須分別於訂立借款協議日期後起計的13個月、24個月及36個月平均分三期償還。於二零零八年三月十三日，480,000,000元的借款已全數提取。

根據借款協議，倘本公司的直接控股公司粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則倘貸款人可要求，即時償還尚未償還借款及所有應計利息。

(b) 於二零零八年二月二十七日，香港特區政府財政司司長公佈其年度預算，提出從2008–09年財政年度起利得税税率從17.5%減至16.5%，及於2007–08年評估的應付税款作一次性扣減75%，上限為25,000元。根據本集團列載於附註1(q)的會計政策，本財務報告不須就此公佈作出任何調整。

董事估計此建議的變更會引致本集團截至二零零八年一月一日的期初結餘作重新計量如下：

(i) 本集團的本期應付税項會減少25,000元；及

(ii) 本集團的遞延税項負債並無重大影響。

於二零零八年一月一日的本期税項期初結餘調整將確認為本集團所得税支出減少25,000元。税率的改變對未來財務報表的影響作進一步的估計並不可行。

35. 訴訟

於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，宣稱附屬公司尚未償還其欠款。就此，岳陽市中級人民法院頒令凍結該附屬公司4,700,000元銀行存款。

根據二零零四年十二月十二日，岳陽市中級人民法院發出一項判決，該附屬公司被令需支付賠償金及堂費，金額分別為人民幣4,934,000元及人民幣40,000元。該附屬公司向湖南省高級人民法院對該判決提出上訴。於二零零五年一月三十一日，岳陽市中級人民法院的該項判決被成功撤銷，而該凍結的4,700,000元的銀行存款亦相應地獲解凍。

於二零零六年，該中國第三方向中山市中級人民法院提出新的申索，金額為人民幣5,788,000元。法院訴訟於二零零七年七月開展。根據中山市中級人民法院於二零零七年十月十九日發出的一項裁定，此申索起訴已被駁回及此附屬公司無需因此次申索支付任何費用。

截至此等財務報表發出之日，中國第三方並無採取任何進一步的行動。

36. 已頒佈但尚未於二零零七年十二月三十一日止年度生效之修訂、新準則及詮釋可能構成的影響

直至此等財務報表發出當日，香港會計師公會頒佈了多項於截至二零零七年十二月三十一日止年度尚未生效的修訂、新準則和詮釋，而本集團並未於本財務報表內採納。

本集團正評估此等修訂、新準則及新註釋在首次採用的期間產生的影響。迄今為止集團的結論為採納上述者不會對本公司的營運業績和財務狀況構成重大影響。

此外，以下發展可能對財務報表產生新的或者修訂的披露：

		將於以下日期或之後開始的會計期間生效
香港財務報告準則第8號	經營分類	二零零九年一月一日
香港會計準則第1號(經修訂)	財務報表的呈列	二零零九年一月一日
香港會計準則第23號(經修訂)	借款成本	二零零九年一月一日

37. 附屬公司清單

於二零零七年十二月三十一日的附屬公司(主要影響本集團的業績、資產及負債)的詳情如下:

附屬公司名稱	成立地點/經營地點	所持股份類別	已發行及繳足股本/註冊股本	已發行股本/註冊股本的面值比例 本公司	附屬公司	主要業務
東莞金皇食品有限公司•	中國	不適用	人民幣40,000,000元	–	100%	租賃
Gain First Investments Limited	英屬處女群島/香港	普通股	1美元	100%	–	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	–	無業務
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	–	投資控股
廣南行有限公司(前名:「廣南貿易發展有限公司」)	香港	普通股	73,916,728元	100%	–	食品代理及貿易
廣南生豬貿易有限公司	香港	普通股	12,000,000元	–	51%	活豬經銷
金皇食品投資有限公司	英屬處女群島/香港	普通股	1,000,000元	100%	–	投資控股
金皇食品投資有限公司	香港	普通股	1,000,000元	–	100%	投資控股
中粵材料有限公司	香港	普通股	10元	–	100%	經銷用於生產馬口鐵產品的原材料
		無投票權遞延股	230,000,000元	–	–	
中山市山海實業有限公司•	中國	不適用	人民幣45,600,000元	–	100%	物業發展及租賃
中山中粵馬口鐵工業有限公司•	中國	不適用	68,006,200美元	–	100%	生產及銷售馬口鐵產品
中粵浦項(秦皇島)馬口鐵工業有限公司*	中國	不適用	30,000,000美元	–	66%	生產及銷售馬口鐵產品

* *於中國成立的中外合資企業*

• *於中國成立的外商獨資企業*

38.清盤中的公司清單

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	成立地點／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	已發行股本／註冊股本的面值比例 附屬公司
廣南(KK)超級市場有限公司*	香港	普通股	20,000,000元	–	70%
廣東廣南天美食品發展有限公司#	中國	不適用	人民幣34,820,000元	–	55%

* 於二零零一年六月開始清盤的公司

\# 於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤

39.聯營公司清單

於二零零七年十二月三十一日的聯營公司的詳情如下：

聯營公司名稱	成立地點／經營地點	所持股份類別	已發行股本／註冊股本的面值比例 本公司	已發行股本／註冊股本的面值比例 附屬公司	主要業務
黃龍食品工業有限公司*	中國	不適用	40%	–	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	–	罐頭食品加工

* 於中國成立的中外合資企業

1. 年內，本集團曾進行以下關連交易並須根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之披露規定於週年報告內予以披露。以下第A、B、C及D項所述之交易為持續關連交易(合稱「該等交易」)，須遵守上市規則第14A.37至14A.41條之年度審閱規定，以及上市規則第14A.45至14A.46條之申報規定。

於年內進行之該等交易詳情如下：

A. 於二零零七年一月一日至二零零七年八月三十一日粵海裝飾材料(中山)有限公司(「粵海飾料」)仍是粵海控股集團有限公司(「香港粵海」)的附屬公司，本集團的全資附屬公司中山市山海實業有限公司(「山海實業」)在其日常業務過程中及按一般商業條款，向粵海飾料出租中山一幅土地(「山海交易」)，金額約900,000港元。香港粵海為本公司一位主要股東。

B. 於二零零七年一月一日至二零零七年八月三十一日，本集團的全資附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)在其日常業務過程中及按一般商業條款，向粵海飾料提供水(「馬口鐵交易」)，金額約51,000港元。

C. 中粵馬口鐵和中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)(本集團66%擁有的附屬公司)，已在彼等之日常業務過程中及按一般商業條款，向株式會社POSCO(「POSCO」)及其附屬公司(統稱「浦項集團」)購入金額約819,629,000港元之基板(「購買基板交易」)。POSCO是中粵浦項之主要股東。

D. 中粵馬口鐵在其日常業務過程中及按一般商業條款，向浦項(中國)投資有限公司(「浦項中國」)供應金額約33,097,000港元之馬口鐵及馬口鐵相關產品(「銷售馬口鐵交易」)。浦項中國是POSCO的全資附屬公司及中粵浦項之主要股東。

本公司之董事會包括獨立非執行董事已審閱上文A、B、C及D段所述該等交易及確認：

(i) 由山海實業、中粵馬口鐵及中粵浦項於彼等之日常及一般業務過程中訂立；

(ii) 按一般商業條款而訂立或不遜於給予或來自獨立第三者之條款進行；及

(iii) 根據管轄該等交易之協議條款或就本公司股東整體利益而言屬公平合理之條款訂立。

本公司之董事會包括獨立非執行董事亦確認：

(i) 山海交易及馬口鐵交易在二零零七年十二月三十一日止年度所涉及總金額並不超逾已在二零零五年四月十二日公佈所披露1,600,000港元及2,500,000港元的上限；

(ii) 購買基板交易在二零零七年十二月三十一日止年度所涉及總金額並不超逾已在二零零七年一月八日公佈所披露830,700,000港元的上限；及

(iii) 銷售馬口鐵交易在二零零七年十二月三十一日止年度所涉及總金額並不超逾已在二零零七年四月三十日公佈所披露港幣167,076,000元的上限。

本公司之董事會已要求本公司之核數師就持續關連交易進行若干協定程序，本公司並已收到核數師根據上市規則第14A.38條發出之函件。

2. 於二零零八年一月二十五日，本集團的全資附屬公司中粵材料有限公司(「中粵材料」)訂立了融資協議(「借款協議」)，獲得本金額最高達480,000,000港元之有期借款融資。借款協議規定，倘粵海控股不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人有權要求所有尚未償還借款及所有應計利息須予即時償還。

該借款融資之安排人及貸款人為中國工商銀行(亞洲)有限公司及香港上海滙豐銀行有限公司(統稱「貸款人」)。中粵材料獲授予該借款融資，用作為其一般企業融資需求撥充資金。

根據借款協議，本公司已同意為中粵材料履行之還款責任提供擔保，而本集團將就該還款責任提供位於香港之投資物業作為抵押品。根據借款協議，該借款須分別於訂立借款協議日期後起計的13個月、24個月及36個月平均分三期償還。於二零零八年三月十三日，為數480,000,000港元之借款已被全數提取。

3. 於結算日，本公司的全資附屬公司廣南超市發展有限公司(「廣南超市發展」)向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司(「天美」)所提供的若干貸款合共人民幣8,000,000元仍未償還。該筆借款為無抵押、按年息率介乎11.5%至12%計息。此外，於結算日，天美欠廣南超市發展59,600,000港元，此筆額乃無抵押及免息。於二零零一年七月，其主要債權人已向中國法院申請將天美清盤。按此，於結算日，天美已從本公司的綜合財務報表分拆出來，並已就天美的欠款全數撥備。

4. 於結算日，本公司擁有70%股權之廣南(KK)超級市場有限公司(「廣南KK」)欠本公司之貸款為25,000,000港元。該筆貸款乃用作一般營運資金，並以廣南KK之業務、物業及資產之第一浮動押記作為抵押，按港幣最優惠借貸利率計算利息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撇除。

5. 於結算日，廣南KK尚欠本公司合共108,800,000港元。除為數53,700,000港元之若干貸款無抵押及須按介乎港幣最優惠借貸利率至年息率11.5%計息外，該筆欠款乃無抵押及免息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撇除。

6. 於結算日，本公司的全資附屬公司廣南鮮活食品有限公司此前向廣南KK所提供的若干借款合共23,500,000港元仍未償還。該筆借款乃無抵押、按港幣最優惠借貸利率加年息率1厘至8厘計息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撇除。

7. 於結算日，廣南超市發展此前向廣南KK所提供之貸款合共29,300,000港元仍未償還，其中12,500,000港元為無抵押及按年息率3.5%計息。餘款16,800,000港元為無抵押及免息。此外，廣南KK欠廣南超市發展2,600,000港元，其中2,000,000港元為無抵押及按年息率介乎7.75%至8.5%計息，剩餘欠款乃無抵押及免息。廣南KK於二零零一年六月開始清盤。按此，於結算日，廣南KK已從本公司的綜合財務報表分拆出來，並已就廣南KK的欠款全數撇除。

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6－8號瑞安中心29樓	商業	100%	長期
中國廣東省中山市中山港 2號出口加工區 中山市山海實業有限公司之土地、 建築物及結構物	工業／住宅	100%	中期

業績

	附註	二零零七年 千元	二零零六年 千元	二零零五年 千元	二零零四年（重列） 千元	二零零三年（重列） 千元
		截至十二月三十一日止年度				
營業額		**1,593,460**	1,221,254	921,217	681,875	1,525,807
經營溢利		**109,884**	110,794	80,369	75,279	72,949
非經營收入淨額		**40,021**	–	59,746	76,306	35,659
投資物業估值收益淨額		**16,075**	23,123	20,497	14,287	–
融資成本		**(11,927)**	(2,906)	(396)	(547)	(7,664)
應佔聯營公司溢利減虧損		**20,390**	19,259	20,315	25,477	22,274
除税前溢利		**174,443**	150,270	180,531	190,802	123,218
所得税		**7,435**	(23,476)	(736)	(28,536)	(15,831)
本年持續業務溢利		**181,878**	126,794	179,795	162,266	107,387
本年終止業務虧損		–	–	–	(9,674)	–
本年溢利		**181,878**	126,794	179,795	152,592	107,387
歸屬予：						
本公司股權持有人		**183,809**	121,320	175,759	146,616	102,762
少數股東權益		**(1,931)**	5,474	4,036	5,976	4,625
本年溢利		**181,878**	126,794	179,795	152,592	107,387
每股盈利	(iii)					
基本		**20.3仙**	13.5仙	19.5仙	16.3仙	11.4仙
攤薄		**20.3仙**	13.5仙	不適用	不適用	11.2仙
每股股息						
年內宣佈派發之中期股息		**2.0仙**	1.5仙	–	–	–
結算日後建議派發之末期股息		**2.0仙**	2.0仙	1.5仙	–	–

資產與負債

	截至十二月三十一日				
	二零零七年	二零零六年	二零零五年	二零零四年 (重列)	二零零三年 (重列)
	千元	千元	千元	千元	千元
固定資產	**1,229,884**	805,781	434,406	370,808	363,411
佔聯營公司權益	**199,010**	182,434	176,003	169,689	154,978
負商譽	**–**	–	–	–	(17,246)
其他非流動資產	**–**	–	46	202	4,318
流動資產淨值	**62,478**	144,383	380,978	254,835	126,507
總資產減流動負債	**1,491,372**	1,132,598	991,433	795,534	631,968
非流動負債	**(102,125)**	(21,687)	(12,217)	(9,833)	(9,335)
	1,389,247	1,110,911	979,216	785,701	622,633
股本	**452,802**	450,792	450,792	901,583	901,583
儲備	**848,702**	622,477	499,090	(140,668)	(299,334)
本公司股權持有人應佔權益總額	**1,301,504**	1,073,269	949,882	760,915	602,249
少數股東權益	**87,743**	37,642	29,334	24,786	20,384
權益總額	**1,389,247**	1,110,911	979,216	785,701	622,633

附註:

(i) 香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則,並於二零零五年一月一日或其後開始的會計年度生效或供提早採用。二零零四年及二零零五年的數字已按此等新訂及經修訂的政策調整。但是,除應佔聯營公司税項及少數股東權益的列示外,較早年度的比較數字難以重列。

(ii) 香港會計實務準則第12號(經修訂)「所得税」於二零零三年一月一日或其後開始的會計年度首次生效。為要遵守此修訂的準則,本集團於二零零三年採用遞延税項新的會計政策。該新的會計政策已被往後應用,因該會計政策變更的影響不大,因此,早期年度的比較數字沒有被重列。

(iii) 基於二零零五年十二月發生之股份合併,每十股已發行及未發行的股份合併為一股新股,二零零三至二零零四年之每股盈利已作追溯性調整。

Contents

Financial Report






Corporate Information

BOARD OF DIRECTORS

Executive Directors

LIANG Jiang *(Chairman)*
LI Li *(Deputy Chairman)*
TAN Yunbiao *(General Manager)*
TSANG Hon Nam *(Chief Financial Officer)*

Non-executive Directors

ZHAO Leili
LUO Fanyu
HOU Zhuobing

Independent Non-executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

QUALIFIED ACCOUNTANT

TSANG Hon Nam

COMPANY SECRETARY

CHEUNG Mo Ching

REGISTERED OFFICE

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone : (852) 2828 3938
Facsimile : (852) 2583 9288
Website : http://www.gdguangnan.com

AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Bank of China Limited, Zhongshan Branch
Industrial and Commercial Bank of China Limited, Zhongshan Branch
China Construction Bank Corporation, Zhongshan Branch
The Agricultural Bank of China, Qinhuangdao Branch
Industrial and Commercial Bank of China Limited, Qinhuangdao Branch

SHARE INFORMATION

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board lot	2,000 shares
Financial year end	31 December

SHAREHOLDERS' CALENDAR

Closure of Register of Members	4 June 2008 to 6 June 2008
Annual General Meeting	6 June 2008
Final Dividend	HK 2.0 cents per share
Payment Date	30 June 2008

Financial Highlights

(Expressed in Hong Kong dollars)

	2007 $'000	2006 $'000	Change %
Turnover	**1,593,460**	1,221,254	30.5%
Profit attributable to shareholders	**183,809**	121,320	51.5%
Total assets	**2,357,589**	1,539,609	53.1%
Shareholders' funds	**1,301,504**	1,073,269	21.3%
Earnings per share — Basic	**20.30 cents**	13.50 cents	50.4%
Dividends per share			
Interim	**2.00 cents**	1.50 cents	
Proposed final	**2.00 cents**	2.00 cents	
	4.00 cents	3.50 cents	14.3%

Chairman's Statement

I am pleased to report to the shareholders that the Group recorded satisfactory results in 2007. The consolidated profit attributable to equity shareholders of the Company was HK$183,809,000, representing an increase of 51.5% compared with HK$121,320,000 in 2006. The basic earnings per share were HK 20.3 cents, representing an increase of 50.4% from HK 13.5 cents in 2006.

Dividend

The Directors recommend the payment of a final dividend of HK 2.0 cents per share for the year 2007. The final dividend for 2007, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 30 June 2008.

Review

In 2007, consolidated turnover was HK$1,593,460,000, a substantial increase of HK$372,206,000 or 30.5% from HK$1,221,254,000 in 2006. Such increase was primarily attributable to the growth of the tinplating business. The tinplating business recorded an increase in production and sales volume due to the sufficient supply of black-plates, leading to the surge in turnover of HK$341,186,000 or 30.8%.

In 2007, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") realised an annual production capacity of 200,000 tonnes and the production capacity utilisation rate reached 93.6% for the year, which broke the highest records of tinplating business in terms of its production volume since its operations commenced in 1990, compared with 83.5% for 2006.

Our tinplating business is in a high growth phase. Our black-plate manufacturing plant with an annual production capacity of 150,000 tonnes commenced production in March 2007, providing steady supply of black-plates, the major raw materials, for the production of tinplates. In addition, the new factory with annual production capacity of 250,000 tonnes of tinplates in Qinhuangdao City in Hebei Province, which was jointly-invested by the Group and POSCO Co. Ltd. ("POSCO"), an international renowned steel company, was completed and commenced production in February 2008, raising the production capacity of tinplates from 200,000 tonnes in 2007 to the current level of 450,000 tonnes, further enhancing our competitive strengths.

In July 2007, the Hong Kong SAR Government announced its agreement with the Ministry of Commerce of the PRC to recognize Guangnan Hong Company Limited as the second distributor for importing live pigs from mainland China. The relevant business was successfully embarked upon in December 2007, becoming a new source of growth for our foodstuffs distribution and trading business.

Prospects

The rapid economic growth and strong market demand in mainland China are introducing excellent opportunities to the nation's tinplating business. With the integration of our black-plate manufacturing plant project and the Qinhuangdao project, the strategic deployment of the two major tinplating production bases in the northern and southern regions respectively, the successful extension of the chain of our tinplating business and the continual expansion of our production scale, the Group is seeing substantial enhancement in its consolidated strengths among all its primary business. Coupled with the healthy development with our business of distribution of live pigs, our operating results are expected to reach a higher rung of the ladder.

Finally, on behalf of the Board, I would like to express my sincere gratitude to our investors for their strong support to the Group over the year, and to our management and staff members of the Group for their commitment and devotion to generating good results to the Group.

Liang Jiang
Chairman

Hong Kong, 16 April 2008

Business Review

Tinplating

In 2007, the production and sales volume of tinplates of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 187,186 tonnes and 197,623 tonnes, an increase of 13.5% and 15.4% respectively when compared with 2006. The turnover was HK$1,450,125,000, representing an increase of 30.8% when compared with 2006. Profit from operations was HK$76,449,000, a decrease of HK$5,348,000 or 6.5% when compared with 2006, which was primarily attributable to the low production volume of the black-plate manufacturing plant in its initial stage of operation during the first half of 2007. The contribution from the tinplating business to the Group's profit was the most significant. Its turnover accounted for 91.0% of the Group's turnover and its profit from operations accounted for 69.6% of the Group's profit from operations.

The black-plate manufacturing plant located in Zhongshan, with an annual production capacity of 150,000 tonnes, commenced production in late March 2007 providing steady supply of black-plates, the major raw materials for producing tinplates. The continual efforts of all the engineering and production technicians have remarkably enhanced the quality and volume of our products, providing favorable conditions to lower production costs and enter the niche market for tinplates on a fuller scale.

On 16 February 2007, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"), a joint venture company between the Group and POSCO Co. Ltd. ("POSCO"), a steel company ranked 4th in the world's steel production, was established as to 66% owned by us and 34% owned by POSCO, with a designed annual production capacity of 250,000 tonnes of tinplates. The project proceeded as scheduled and was completed and commenced production in February 2008. Both factories located in the northern and southern regions produce a total of 450,000 tonnes of tinplates and 150,000 tonnes of black-plates per annum.

At the beginning of 2007, the Group acquired 5% interest in Zhongyue Tinplate from the PRC shareholder. Zhongyue Tinplate became a wholly-owned subsidiary of the Group after the acquisition. There is ample room for further development and operations for Zhongyue Tinplate in the future.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In 2007, the total turnover from property leasing business of the Group was recorded at HK$26,178,000, an increase of HK$721,000 as compared with 2006. The profit from operations of property leasing business amounted to HK$16,764,000, an increase of 0.6% as compared with 2006.

At the beginning of 2007, the Group acquired 5% interest in Shan Hai from the PRC shareholder. Shan Hai became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Shan Hai.

Foodstuffs Distribution and Trading

In 2007, turnover of the foodstuffs distribution and trading business amounted to HK$117,157,000, representing a marked increase of HK$30,299,000 or 34.9% as compared with 2006 in the absence of the impact of bird flu and the increase in provisional quotas for livestock distribution during the year. Profit from operations of foodstuffs distribution and trading in 2007 was HK$21,213,000, representing an increase of HK$4,565,000 or 27.4% as compared with 2006.

On 20 July 2007, the Hong Kong SAR Government announced its agreement with the Ministry of Commerce of the PRC to recognize Guangnan Hong Company Limited as the second distributor for importing live pigs from mainland China. The relevant business was successfully embarked upon in December 2007, becoming a new source of growth for our foodstuffs distribution and trading business.

Associates

In 2007, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a principal associate of the Group, recorded a sales volume of 394,417 tonnes of corn starch, its major products, representing a decrease of 2.2% as compared with 2006. Turnover of Yellow Dragon amounted to HK$1,283,351,000 or an increase of 14.2% and its profit attributable to shareholders amounted to HK$52,078,000 or an increase of HK$1,792,000 or 3.6%, as compared with 2006.

The Group has 40% interest in Yellow Dragon and received a total dividend payment of RMB16,793,000 (approximately HK$16,907,000) in 2007. It is expected that the Group will receive a total dividend payment of RMB18,654,000 (approximately HK$19,921,000) in 2008 in respect of the profit earned in 2007.

Financial Position

As at 31 December 2007, the Group's total assets and total liabilities amounted to HK$2,357,589,000 and HK$968,342,000, representing an increase of HK$817,980,000 and HK$539,644,000 respectively compared with the positions at the end of 2006. The net current assets decreased from HK$144,383,000 at the end of 2006 to HK$62,478,000 and the current ratio (current assets divided by current liabilities) decreased from 1.35 as at the end of 2006 to 1.07.

Liquidity and Financial Resources

As at 31 December 2007, the Group maintained cash and cash equivalent balances of HK$147,009,000, including pledged bank balance of HK$55,900,000. An amount of HK$92,904,000 was denominated in Renminbi and HK$8,331,000 was denominated in United States Dollars while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances decreased by 6.8% from the end of the 2006.

As at 31 December 2007, the Group's borrowings comprise bank borrowings of HK$503,428,000 (31 December 2006: HK$81,557,000), of which HK$281,720,000 (31 December 2006: HK$Nil) is unsecured, HK$168,988,000 (31 December 2006: HK$81,557,000) is secured by bills receivable and HK$52,720,000 (31 December 2006: HK$Nil) is secured by bank deposits of HK$50,571,000 (31 December 2006: HK$Nil), and a loan from immediate holding company of HK$21,216,000 (31 December 2006: HK$Nil). 84.7% of the Group's borrowings (31 December 2006: 100%) is repayable within one year, and the remaining balance is repayable within three years. All the borrowings were subject to an annual interest rate of 2.10% to 6.72% (2006: 1.92% to 3.24%). 15.3% and 15.3% of the Group's borrowings was guaranteed by a subsidiary of the Group and by the minority shareholder of the Group's non-wholly owned subsidiary, respectively.

The Group's gearing ratio, calculated by dividing the net borrowings (being interest-bearing borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 29.0% (31 December 2006: negative 7.1%). The increase was primarily due to the funding requirements for the development of the Group's tinplating business.

As at 31 December 2007, the Group's total available banking facilities amounted to HK$418,968,000, of which HK$347,724,000 was utilised banking facilities and HK$71,244,000 were unutilised. 19.1% of the Group's banking facilities was secured by the corporate guarantee provided by a subsidiary of the Group. The cash reserve and available facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

On 25 January 2008, the Group entered into a facility agreement (the "Loan Agreement") with Industrial and Commercial Bank of China (Asia) Limited and The Hongkong and Shanghai Banking Corporation Limited. Pursuant to the Loan Agreement, a secured loan facility in the amount of HK$480,000,000 for a term of 3 years was made available to the Group's drawdown. The loan is interest-bearing at floating rates to fund the general corporate financing requirements of the Group. The loan fully reflected the banks' confidence and recognition of the credit standing and prospects of the Group.

Capital Expenditure

The Group's capital expenditure in 2007 amounted to HK$415,375,000 (2006: HK$369,377,000), of which HK$391,974,000 were acquired by a subsidiary, Zhongyue Posco. The subsidiary is principally engaged in the production and sale of tinplate products, and commenced production in February 2008.

Pledge of Assets

As at 31 December 2007, certain of the Group's bank deposits and bills receivable with a total net book value of HK$224,888,000 (31 December 2006: HK$81,557,000) were pledged to secure general banking facilities granted to the Group.

Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary, as the third claimee, had not repaid its outstanding amount due to the defendant of such case. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a decision in favour of the Group in January 2005. On 29 December 2006, the defendant, who turned into the plaintiff, filed a new claim against the subsidiary to the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,761,000). In October 2007, the court denied the plaintiff's claim on the ground that the plaintiff's litigation representative was not qualified, and ruled that the subsidiary was not liable for any payment in respect of this claim.

Exchange Rate and Interest Rate Exposure

The majority of the Group's business operations is in the PRC and Hong Kong. During the year, the exchange rates of Hong Kong Dollars and United States Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the appreciation of Renminbi against United States Dollars, since majority of the Group's sales are settled in Renminbi, whereas the purchases are mainly made in Renminbi or United States Dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bears interests at floating rates. The management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 31 December 2007, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currencies loans which amounted to US$3,022,000 and JPY416,371,000 (equivalent to HK$52,720,000 in aggregate). Except these borrowings, other borrowings are denominated in the functional currency of the entity taking out the loans or, in United States Dollars. In view of the anticipated appreciation of Renminbi against United States Dollars, management does not consider the currency risk to be significant.

Employees and Remuneration Policies

As at 31 December 2007, the Group had a total of 1,042 full-time employees, an increase of 319 from the end of 2006. 47 of the employees were based in Hong Kong and 995 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2007, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants to keep up with their contribution to the Group.

Directors' Profile

Executive directors

Mr. LIANG Jiang, aged 55, was appointed the Chairman of the Company in January 2002. He is also the chairman of three subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). He is also an executive director of GDH Limited ("GDH"), a substantial shareholder of the Company. Mr. Liang graduated from South China Normal University, the PRC. He holds a Master's degree in Business Administration. He worked in the municipal governments of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

Mr. LI Li, aged 52, was appointed the Deputy Chairman and an Executive Director of the Company in January 2008. He is also the chairman of Guangnan Live Pigs Trading Limited, a subsidiary of the Company. Between May 2000 to July 2002, Mr. Li served as the Executive Vice Chairman of the Company. Mr. Li graduated from the Sun Yat-Sen University, the PRC and the South China Normal University, the PRC. He worked in Guangdong Foreign Economic Relations and Trade Committee (the "Committee") and was a deputy director of the Economic and Trade Administration Office of the Committee. Since September 1998, Mr. Li has acted as the general manager of Nam Yue Food Stuff Aquatics Company Limited ("Nam Yue Food") and Macau Wholesale Market Nam Yue Limited ("Macau Wholesale Market"). Mr. Li is the chairman of Nam Yue Food, Macau Wholesale Market and Nam Yue Luen Fung Trading Company Limited. The three companies are indirect wholly-owned subsidiaries of GDH.

Mr. TAN Yunbiao, aged 43, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University, the PRC and worked in the municipal government in Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Shan Hai and Zhongyue Tinplate in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. He is also a director of Zhongyue Posco.

Mr. TSANG Hon Nam, aged 38, was appointed an Executive Director and the Chief Financial Officer of the Company in February 2004. He is also a director and financial controller of Shan Hai and Zhongyue Tinplate. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an Associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Association of Chartered Certified Accountants. Mr. Tsang joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1998. Before joining the Company, he was a deputy general manager of the finance department of GDH.

Non-executive directors

Mr. ZHAO Leili, aged 54, was appointed a Non-executive Director of the Company in February 2004. Mr. Zhao has been a director of 廣東粵海控股有限公司 (Guangdong Holdings Limited) ("GD Holdings"), the ultimate holding company of the Company, and an executive director of GDH since December 2001. He is also a non-executive director of a fellow subsidiary of the Company, Kingway Brewery Holdings Limited ("Kingway Brewery"). Mr. Zhao graduated from the Air Force Aviation College of People's Liberation Army. Between 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a commander in the Air Force.

Mr. LUO Fanyu, aged 52, was appointed a Non-executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited. He joined GDE in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Sun Yat-Sen University, the PRC.

Miss HOU Zhuobing, aged 46, was appointed a Non-executive Director of the Company in August 2006 and is also a director of Zhongyue Posco. She acted as a Non-executive Director of the Company between May 2000 to July 2002. Miss Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Miss Hou has extensive experience in treasury management and had worked for Guangzhou International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of GDE in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Miss Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of GD Holdings and GDH.

Independent non-executive directors

Mr. Gerard Joseph McMAHON, aged 64, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He is a non-executive director of Quay Point Corporation Limited, a Hong Kong listed company. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997.

Miss TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law*, aged 62, was appointed an Independent Non-executive Director of the Company in June 1999. She is also non-executive director of seven other Hong Kong listed companies, namely Wing On Company International Limited, Minmetals Land Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited, Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. She is also a member of the Advisory Committee on Corruption of the Independent Commission Against Corruption and a member of the Task Group on Constitutional Development of the Commission on Strategic Development. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

Mr. LI Kar Keung, Caspar, aged 55, was appointed an Independent Non-executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

Senior management

The senior management of the Group comprises the Executive Directors above, namely, Messrs. Liang Jiang, Li Li, Tan Yunbiao and Tsang Hon Nam.

Report of the Directors

The directors ("Directors") of Guangnan (Holdings) Limited (the "Company") have pleasure in submitting their report together with the audited financial statements of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2007.

Principal Activities

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing and sales of tinplates and related products, development and leasing of properties, distribution and sales of live and fresh foodstuffs and foodstuffs trading. The Group's principal activities are mainly carried out in Hong Kong and in mainland China.

The analysis of the Group's turnover by principal activities, the Group's operating result by business segments and by geographical segments during the year are respectively set out in notes 3 and 13 to the financial statements.

Results and Dividends

The Group's consolidated results for the year ended 31 December 2007 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 32 to 104.

An interim dividend of HK 2.0 cents (2006: HK 1.5 cents) per share was paid on 31 October 2007. The Directors recommended the payment of a final dividend of HK 2.0 cents (2006: HK 2.0 cents) per share for the year ended 31 December 2007.

The proposed final dividend, if approved at the 2008 Annual General Meeting of the Company, is expected to be paid on 30 June 2008 to shareholders whose names appear on the register of members of the Company on 6 June 2008.

Fixed Assets

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 14(a) and 14(b) to the financial statements respectively.

Principal Subsidiaries and Associates

Details of the Company's principal subsidiaries and associates as at 31 December 2007 are set out in notes 37 and 39 to the financial statements respectively.

Borrowings and Interest Capitalised

Details of borrowings of the Group and the Company are set out in note 24 to the financial statements. Interest expenses of HK$1,057,000 (2006: HK$Nil) were capitalised by the Group during the year.

Share Capital

Details of the share capital of the Company are set out in note 26(c) to the financial statements. Shares were issued by the Company during the year upon exercise of share options.

Reserves

Consolidated profits attributable to equity shareholders of the Company, before dividend, of HK$183,809,000 (2006: HK$121,320,000) have been transferred to reserves. Other movements in the reserves of the Group and the Company during the year are set out in notes 26(a) and 26(b) to the financial statements respectively.

Retirement Benefits Schemes

Details of the Group's retirement benefit schemes are set out in note 31 to the financial statements.

Major Customers and Suppliers

For the year ended 31 December 2007, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover.

The largest supplier for the year ended 31 December 2007 represented 50.5% of the Group's total purchases (not including purchases of capital nature), and the combined total of the five largest suppliers accounted for 78.0% of the Group's total purchases for the year.

The largest supplier of the Group is Posco Co., Ltd. ("Posco") and its subsidiaries. Posco is a minority shareholder of Zhongyue Posco (Qinhuangdao) Tinplate Co., Ltd, a 66% owned subsidiary of the Group. Further details are set out in Note 1C of the "Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" on pages 105 to 107.

At no time during the year have the directors, their associates or any shareholder of the Company, who to the knowledge of the Directors, owns more than 5% of the Company's share capital, had any interests in these major suppliers.

Charitable Donations

During the year, charitable donations made by the Group amounted to HK$103,000 (2006: HK$10,000).

Properties

Particulars of the major properties of the Group are set out on page 108.

Financial Summary

A summary of the results, assets and liabilities of the Group for the past five years ended 31 December 2007 is set out on pages 109 and 110.

Directors

The Directors of the Company during the year and up to the date of this report are:

Executive Directors
LIANG Jiang
LI Li *(appointed on 7 Janaury 2008)*
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors
ZHAO Leili
LUO Fanyu
DONG Decai *(resigned on 12 November 2007)*
HOU Zhuobing

Independent Non-executive Directors
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

The Company has received confirmation of independence from the Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The Company and its Nomination Committee consider each of the Independent Non-executive Directors to be independent.

Retirement and Re-election of Directors

In accordance with Article 92 of the Company's Articles of Association, Mr. Li Li would retire at the forthcoming Annual General Meeting and, being eligible, offer himself for re-election.

In accordance with Article 101 of the Company's Articles of Association, Messrs. Liang Jiang and Luo Fanyu and Miss Tam Wai Chu, Maria would retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2007, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in The Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange were as follows:

(I) Long positions in shares

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate percentage of interests held
Liang Jiang	150,000	0.017%
Tsang Hon Nam	200,000	0.022%
Gerard Joseph McMahon	100,000	0.011%

Note: The approximate percentage of interests held was calculated on the basis of 905,603,285 ordinary shares of the Company in issue as at 31 December 2007.

(ii) Guangdong Investment Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate percentage of interests held
Hou Zhuobing	32,000	0.000%

Note: The approximate percentage of interests held was calculated on the basis of 6,103,938,071 ordinary shares of Guangdong Investment Limited in issue as at 31 December 2007.

(iii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate percentage of interests held
Luo Fanyu	86,444	0.005%

Note: The approximate percentage of interests held was calculated on the basis of 1,706,672,000 ordinary shares of Kingway Brewery Holdings Limited in issue as at 31 December 2007.

(iv) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate percentage of interests held
Luo Fanyu	70,000	0.013%

Note: The approximate percentage of interests held was calculated on the basis of 537,504,000 ordinary shares of Guangdong Tannery Limited in issue as at 31 December 2007.

(II) Long positions in options relating to ordinary shares of the Company

Name of Director	Date of share options granted#	Number of share options		Exercisable period of share options*	Total consideration paid for share options granted (HK$)	Price per share to be paid on exercise of share options (HK$)	During the year Number of share options			Number of share options held on 31.12.2007 ('000)	Share Price	
		Held on 01.01.2007 ('000)	Granted during the year ('000)				Exercised ('000)	Lapsed ('000)	Cancelled ('000)		At share options grant date** (HK$)	At share options exercise date** (HK$)
Liang Jiang	06.02.2004***	2,000	–	06.05.2004 to 05.05.2009	10	1.582	2,000	–	–	–	0.155	1.570
	09.03.2006	2,000	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
Tan Yunbiao	06.02.2004***	1,500	–	06.05.2004 to 05.05.2009	10	1.582	–	–	–	1,500	0.155	–
	09.03.2006	2,000	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	2,000	1.610	–
Tsang Hon Nam	09.03.2006	300	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	300	1.610	–
Zhao Leili	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Luo Fanyu	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Gerard Joseph McMahon	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–
Tam Wai Chu, Maria	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	200	–	–	–	1.610	1.750
Li Kar Keung, Caspar	09.03.2006	200	–	09.06.2006 to 08.03.2016	1	1.660	–	–	–	200	1.610	–

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

* *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *The share prices disclosed as "At share options grant date" and "At share options exercise date" are the closing prices of the ordinary shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.*

*** *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2007, none of the Directors and chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Listing Rules.

Share Option Schemes of the Company

On 11 June 2004, the Company adopted a new share option scheme ("2004 Share Option Scheme") and terminated its share option scheme that was adopted on 24 August 2001 ("2001 Share Option Scheme"). Options granted prior to the termination of the 2001 Share Option Scheme remain valid until lapsed.

2001 Share Option Scheme

Pursuant to the 2001 Share Option Scheme, the exercise price of the options under the Scheme is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of an option.

Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-executive Directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme is exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5 year period.

2004 Share Option Scheme

The purpose of the 2004 Share Option Scheme of the Company is to enable the Company to have a new scheme with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's Directors (including Non-executive Directors and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group. The 2004 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 25 June 2004.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not in aggregate exceed 10% of the shares of the Company in issue as at the date of adopting the 2004 Share Option Scheme, but the Company may seek approval of its shareholders in a general meeting to refresh the 10% limit under the 2004 Share Option Scheme.

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each eligible participant (including both exercised and outstanding options) in any 12-month period up to the date of grant may not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

The grant of share options under the 2004 Share Option Scheme may be accepted within 14 days from the date of grant upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the Directors of the Company, commences after a certain vesting period and ends on a date which is not more than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the Directors, but shall at least be the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options, which must be a business day; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet for the five trading days immediately preceding the date of the grant; and (iii) the nominal value of the Company's shares.

During the year, 3,820,000 options and 200,000 options were exercised under the 2001 and 2004 Share Option Schemes respectively. There were 1,500,000 options lapsed under the 2004 Share Option Scheme. The Company did not grant any options under the 2004 Share Option Scheme. As at 31 December 2007, options were outstanding under the 2001 and 2004 Share Option Schemes entitling the holders to subscribe for 4,500,000 shares and 9,950,000 shares of the Company respectively.

As at 31 December 2007, save as disclosed in the section of "Long positions in options relating to ordinary shares of the Company", certain employees of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2001 and 2004 Share Option Schemes. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company. Further details are set out in note 25 to the financial statements.

		Number of share options					During the year Number of share options				Share price	
Category	Date of share options granted#	Held on 01.01.2007 ('000)	Granted during the year ('000)	Exercisable period of share options*	Total consideration paid for share options granted (HK$)	Price per share to be paid on exercise of share options (HK$)	Exercised ('000)	Lapsed ('000)	Cancelled ('000)	Number of share options held on 31.12.2007 ('000)	At share options grant date** (HK$)	At share options exercise date** (HK$)
Employees and other participants	06.02.2004***	4,820	–	06.05.2004 to 05.05.2009	10	1.582	1,820	–	–	3,000	0.155	2.130
	09.03.2006	6,350	–	09.06.2006 to 08.03.2016	1	1.660	–	1,500	–	4,850	1.610	–

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

** *The share prices disclosed as "At share options grant date" and "At share options exercise date" are the closing prices of the ordinary shares of the Company quoted on the Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.*

*** *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

Note: The underlying shares of the outstanding share options as at 31 December 2007 represent approximately 1.596% of the issued share capital of the Company.

Arrangements to Acquire Shares or Debentures

Except for the share options held by the Directors, at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year, Mr. Zhao Leili, Director of the Company, was also a director of Guangdong Holdings Limited ("Guangdong Holdings") and GDH Limited ("GDH"). Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, were also directors of GDH. GDH is a wholly-owned subsidiary of Guangdong Holdings. Guangdong Holdings and its subsidiaries other than the Group (the "Guangdong Holdings Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. There may be some overlapping between the scope of the aforementioned business interests of the Guangdong Holdings Group and that of the Group. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Guangdong Holdings Group and those of the Group.

Directors' Service Contracts

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 105 to 107.

Substantial Shareholders

As at 31 December 2007, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name of shareholder	Number of ordinary shares beneficially held	Long/Short position	Approximate percentage of interests held
廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") *(Note)*	536,380,868	Long position	59.23%
GDH Limited ("GDH")	536,380,868	Long position	59.23%

Note: The attributable interest which Guangdong Holdings has in the Company is held through its 100 per cent. direct interest in GDH.

Save as disclosed above, as at 31 December 2007, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO.

Contracts of Significance with Controlling Shareholders or Its Subsidiaries

In addition to the disclosures contained in the "Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited" as set out on pages 105 to 107, the Company or its subsidiary had the following contracts of significance with GDH, the controlling shareholder of the Company, and its subsidiary.

On 25 March 2002, Zhongyue Industry Material Limited, a wholly owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly owned subsidiary of GDH, for the provision by Richway of a loan in the amount of RMB50,000,000. The loan is unsecured, interest free and without fixed term of repayment. As at 31 December 2007, the loan has an outstanding balance of RMB25,000,000.

On 11 April 2007, the Company entered into a loan agreement with GDH pursuant to which GDH agreed to grant a loan to the extent of HK$200,000,000 to the Company upon normal commercial terms (or better), without security and will mature on 31 December 2008. As at 31 December 2007, the principal amount of the loan outstanding was HK$21,216,000. Further details are set out in note 24(b) to the financial statements.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Public Float

As at the date of this report, the Company has maintained the prescribed public float as required under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Review of Annual Results

The annual results of the Group for the year ended 31 December 2007 have been reviewed by the Audit Committee of the Company.

Auditors

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in auditors of the Company in any of the preceding three years.

By order of the Board

Liang Jiang
Chairman

Hong Kong, 16 April 2008

The Company and its subsidiaries (the "Group") recognizes the importance of achieving and monitoring the high standard of corporate governance consistent with the needs and requirements of its businesses and the best interest of all of its stakeholders and is fully committed to doing so. It is also with the objectives in mind that the Group has applied the principles on the Code of Corporate Governance Practices (the "CG Code") contained in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

In the opinion of the directors of the Company (the "Directors"), the Company has met the code provisions set out in the CG Code in the financial year ended 31 December 2007 with the exception that certain Non-executive Directors are not appointed for specific terms as Non-executive Directors are subject to retirement by rotation and re-election at annual general meetings ("AGMs") in accordance with the Company's Articles of Association (the "Articles").

Directors' securities transactions

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Director's securities transactions. All Directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the year 2007.

Board of Directors

As at 31 December 2007, the Board comprised three Executive Directors, being Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three Non-executive Directors, being Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing, and three Independent Non-executive Directors, being Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Dong Decai resigned as a Non-executive Director on 12 November 2007 and Mr. Li Li was appointed the Deputy Chairman and an Executive Director on 7 January 2008.

The Board is responsible for the leadership and control of the Company and oversees the Group's businesses, strategic decisions and performances. The Management was delegated the authority and responsibility by the Board for the day-to-day management of the Group. Major corporate matters that are specifically delegated by the Board to the Management include the preparation of interim and annual reports and announcements for board approval before publishing, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory and regulatory requirements and rules and regulations.

The Board meets at least quarterly and on other occasions when a Board decision is required on major issues. During the year ended 31 December 2007, the Board held five meetings.

Details of Directors' attendance at the Annual General Meeting ("AGM") and meetings of the Board, the Compensation Committee, the Nomination Committee and the Audit Committee held during the year ended 31 December 2007 are set out below:

	AGM	Board	Compensation Committee	Nomination Committee	Audit Committee
Executive Directors					
Liang Jiang	1/1	5/5	2/2	1/1	
Tan Yunbiao	1/1	5/5	2/2		
Tsang Hon Nam	1/1	5/5			
Non-executive Directors					
Zhao Leili	1/1	4/5			
Luo Fanyu	0/1	5/5			
Dong Decai*	0/1	4/4			
Hou Zhuobing	1/1	5/5			
Independent Non-executive Directors					
Gerard Joseph McMahon	1/1	5/5	2/2	1/1	6/6
Tam Wai Chu, Maria	0/1	5/5	2/2	1/1	6/6
Li Kar Keung, Caspar	1/1	5/5	2/2	1/1	6/6

* Mr. Dong Decai resigned as a Non-executive Director on 12 November 2007.

The Company has received confirmation of independence from the three Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar in accordance with Rule 3.13 of the Listing Rules. The Board and the Nomination Committee have assessed their independence and concluded that all the Independent Non-executive Directors are independent within the definition of the Listing Rules.

The Board members do not have any financial, business, family or other material/relevant relationships with each other. The balanced board composition also ensures that strong independence exists across the Board. The biographies of the Directors are set out on pages 10 and 11 to the annual report, which demonstrates a diversity of skills, expertise, experience and qualifications.

Chairman and General Manager

The Chairman is Mr. Liang Jiang and the General Manager is Mr. Tan Yunbiao. Their roles are clearly defined and segregated to ensure independence and proper checks and balances. Mr. Liang as the Chairman has executive responsibilities, provides leadership to the Board and ensures the proper and effective functioning of the Board in the discharge of its responsibilities. Mr. Tan Yunbiao as the General Manager is accountable to the Board for the overall implementation of the Company's strategies and the co-ordination of overall business operations.

Non-executive Directors

Prior to enforcement of the CG Code on 1 January 2005, the Non-executive Directors were not appointed for specific terms but they are subject to retirement by rotation and re-election at the AGMs of the Company in accordance with the Articles. The Non-executive Directors who were re-elected in the 2005 AGM hold office for a term of approximately three years until they become due to retire by rotation in accordance with the Articles. In the 2006 AGM, the Company has approved the amendment of the Articles to so that the Non-executive Directors will be subject to retirement by rotation at least once in every three years.

Remuneration of Directors

The Company established a compensation committee (the "Compensation Committee") in 1999. The authority and duties of the Remuneration Committee are as follows:

Authority

1. The Compensation Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Compensation Committee.

2. The Compensation Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. The Compensation Committee should consult the Chairman and/or General Manager about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if it considers this to be necessary.

2. To make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration.

3. To have the delegated responsibility to determine the specific remuneration packages of all Executive Directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-executive Directors. The Committee should consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration.

4. To review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time.

5. To review and approve the compensation payable to Executive Directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company.

6. To review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate.

7. To make recommendations to the Board concerning officer and/or employee share option or incentive schemes or the like, or other forms of profit-sharing arrangements of the Group which might be devised to reward management or other employees over and above normal salary and bonuses.

8. Supervising the policy relating to, and the management and care of the Company's retirement or provident funds.

9. To ensure that no Director or any of his associates is involved in deciding his own remuneration.

10. To report to the Board on the matters set out in the terms of reference of the Compensation Committee and report to the Board on their work (including their decisions and recommendations) from time to time as appropriate and in any event not less than once every year.

The Compensation Committee comprises the Chairman, Mr. Liang Jiang, Executive Director and General Manager, Mr. Tan Yunbiao, and the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Li Kar Keung, Caspar is the chairman of the Compensation Committee.

The Compensation Committee shall meet at least twice a year. During the year ended 31 December 2007, the Compensation Committee held two meetings to review the annual remuneration package and performance bonuses for the Executive Directors and the Management of the Company.

Details of the Directors' remuneration are set out in note 8 to the financial statements.

Nomination of Directors

The Company established a nomination committee (the "Nomination Committee") in 2005. The Nomination Committee is responsible for identifying suitable and qualified individuals to become board member and make recommendation on appointment and reappointment of Directors. The Board is responsible for the considering and approving the appointment of Directors with a view to appoint to the Board suitable individuals with the relevant expertise and experience to enhance the constitution of a strong and diverse Board and to contribute to the functioning of the Board through their continuous participation.

The authority and duties of the Nomination Committee are as follows:

Authority

1. The Nomination Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Nomination Committee.

2. The Nomination Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To review the structure, size and composition (including the skills, knowledge and experience) of the Board on a regular basis and make recommendations to the board regarding any proposed changes.

2. To identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships.

3. To assess the independence of Independent Non-executive Directors, having regard to the requirements under the Listing Rules.

4. To make recommendations to the Board on relevant matters relating to the appointment or reappointment of Directors and succession planning for Directors in particular the Chairman and the General Manager.

5. To report to the Board on the matters set out in the terms of reference of the Nomination Committee and report to the Board on their work (including their decisions and recommendations) from time to time as appropriate and in any event not less than once every year.

The Nomination Committee comprises the Chairman, Mr. Liang Jiang, and the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Liang Jiang is the chairman of the Nomination Committee.

The Nomination Committee shall meet at least once a year. During the year ended 31 December 2007, the Nomination Committee met once to review the structure, size and composition of the Board and to consider, nominate and recommend suitable candidates for appointment and reappointment of directors.

Auditors' remuneration

The remuneration of the Company's auditors, Messrs. KPMG, for services rendered in respect of the year ended 31 December 2007 is set out as follows:

Services rendered	**Fee** HK$'000
Audit of final results	2,180
Review of interim results	580
Review of continuing connected transactions	122
Review of working capital forecast, indebtedness statement and unaudited pro forma financial information	302
	3,184

Audit committee

The audit committee (the "Audit Committee") of the Company was established in 1999. The authority and duties of the Audit Committee are as follows:

Authority

1. The Audit Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Audit Committee.

2. The Audit Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To be primarily responsible for making recommendation to the Board on the appointment, reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor.

2. To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standard. The Audit Committee should discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences.

3. To develop and implement policy on the engagement of an external auditor to supply non audit services. For this purpose, external auditor shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The Audit Committee should report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

4. To monitor integrity of financial statements of the Company and the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports before submission to the Board, the Audit Committee should focus particularly on:

   (a) Any changes in accounting policies and practices;

   (b) Major judgmental areas;

   (c) Significant adjustments resulting from audit;

   (d) The going concern assumptions and any qualifications;

   (e) Compliance with accounting standards; and

   (f) Compliance with the Listing Rules and other legal requirements in relation to financial reporting.

5. In regard to 4 above:

   (a) Members of the Audit Committee must liaise with the Board, senior management and the person appointed as the Company's qualified accountant and the Audit Committee must meet, at least once a year, with the Company's auditors; and

   (b) The Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by the issuer's qualified accountant, compliance officer or auditors.

6. To review the Group's financial controls, internal control and risk management systems.

7. To discuss with the management the system of internal control and ensure that management has discharged its duty to have an effective internal control system.

8. To consider any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response.

9. Where an internal audit function exists, to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of the internal audit function.

10. To review the Group's financial and accounting policies and practices.

11. To review the external auditor's management letter, any material queries raised by the auditor to management in respect of the accounting records, financial accounts or systems of control and management's response.

12. To ensure that the Board will provide a timely response to the issues raised in the external auditor's management letter.

13. To report to the Board on the matters set out in the provision herein.

14. To report to the Board on the matters set out in the terms of reference of the Audit Committee and report to the Board on their work (including their decisions and recommendations) from time to time as appropriate.

15. To consider other topics as defined by the Board.

The Audit Committee comprises the three Independent Non-executive Directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Gerard Joseph McMahon is the chairman of the Audit Committee.

The Audit Committee shall meet at least four times a year. During the year ended 31 December 2007, the Audit Committee held six meetings, inter alia, to review the 2006 annual results and the 2007 interim results of the Group. The Audit Committee focuses not only on the impact of the changes in accounting policies and practices but also on the compliance with accounting standards, the Listing Rules and the legal requirements in the review of the Group's financial results. It also focuses on the Group's systems of internal control. During the year ended 31 December 2007, the Audit Committee met the external auditors twice without the presence of the management to discuss any areas of concerns.

Accountability and audit

The Directors have acknowledged that they are responsible for overseeing the preparation of financial statements, which give a true and fair view of the state of affairs of the Group and of the results and cash flows in the relevant year. The responsibilities of the external auditors to the shareholders are set out in the Independent Auditor's Report on pages 30 and 31. In preparing the financial statements for the year ended 31 December 2007, the Directors have selected appropriate accounting policies, applied them consistently in accordance with the accounting principles generally accepted in Hong Kong which are pertinent to its operations and relevant to the financial statements and, made judgments and estimates that are prudent and reasonable, and have prepared the financial statements on a going concern basis.

The Company aims at presenting a balanced, clear and comprehensible assessment of the Group's performance, position and prospects in all communications issued to shareholders, including annual and interim reports, announcements and circulars. The annual and interim results of the Company are announced in a timely manner within 4 months and 3 months respectively after the end of the relevant periods.

Internal controls

The Board is committed to establish and maintain a sound and effective internal control system of the Group to protect the shareholders' investment and to safeguard the Group's assets and to achieve corporate objectives. Key components of internal controls of the Group are set out below:

1. A defined organizational structure, with specified limits of authority and lines of responsibility, has been established.

2. Established operating policies and procedures.

3. Delegation of authority — The Directors and/or Management are delegated with respective level of authority relating to certain businesses or operational objectives. Committees (e.g. Audit, Compensation and Nomination), of which their decision-making authority is delegated by the Board, are established where necessary to review, approve and monitor particular aspect of operation of the Group.

4. Budgetary system — (i) Business plan and forecasts are prepared annually and subject to monthly review and approval by the Management. With annual budget and monthly rolling forecast, the Management could identify and evaluate the likelihood of the financial impact of significant business risks in the coming year and achieve the business objectives; (ii) Budgetary system in relation to monthly recurrent and major capital expenditure is in place. Any material variances against budgets are investigated, explained and approved by the respective financial controller.

5. Internal Audit Department — In order to further enhance the internal control of the Group, an internal audit department was established. The internal auditor could access unrestrictedly to review all aspects of the Group's activities and internal controls. Any serious internal control deficiencies or fraud identified would be reported immediately to the Directors or directly to the Audit Committee.

6. Quarterly review by Audit Committee and the Board — The Directors review major business and operational activities and financial performance of the Group at least on a quarterly basis.

7. Comprehensive accounting system — A reliable and comprehensive accounting system is in place for the recording of financial information of the Group.

8. Monthly review by the Management — Key operating and financial performance of each business segment are reviewed by the Management on monthly basis. Regular meetings are held to review the business and financial performance against forecast and business strategies to be taken.

During the year ended 31 December 2007, review on the effectiveness and efficiency of material financial, operational and compliance controls and risk management procedures of the Group was made by the Board and the Audit Committee. The Board is generally satisfied with the effectiveness and adequacy of the existing internal control system of the Group. The Board acknowledges the importance of good corporate governance and will continue its efforts on enhancing the Group's internal controls to support further growth of the Group.

Internal control system of the Group is designed to provide reasonable (rather than absolute) assurance against unauthorized use or disposition. It could only manage, rather than eliminate, all risks of material misstatement, errors, loss or fraud.

Independent auditor's report to the shareholders of Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Guangnan (Holdings) Limited (the "Company") set out on pages 32 to 104, which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

16 April 2008

Consolidated Income Statement

For the year ended 31 December 2007
(Expressed in Hong Kong dollars)

	Note	2007 $'000	2006 $'000
Turnover	3, 13	1,593,460	1,221,254
Cost of sales		(1,415,997)	(1,057,781)
Gross profit		177,463	163,473
Other revenue	4	12,529	9,906
Other net income	4	12,623	14,327
Distribution costs		(29,836)	(19,914)
Administrative expenses		(59,812)	(47,056)
Other operating expenses		(3,083)	(9,942)
Profit from operations		109,884	110,794
Non-operating income	5	40,021	—
Valuation gains on investment properties		16,075	23,123
Finance costs	6(a)	(11,927)	(2,906)
Share of profits less losses of associates		20,390	19,259
Profit before taxation	6	174,443	150,270
Income tax	7(a)	7,435	(23,476)
Profit for the year		181,878	126,794
Attributable to:			
Equity shareholders of the Company	26(a)	183,809	121,320
Minority interests	26(a)	(1,931)	5,474
Profit for the year		181,878	126,794
Dividends payable to equity shareholders of the Company attributable to the year:	11		
Interim dividend declared during the year		18,108	13,524
Final dividend proposed after the balance sheet date		18,112	18,032
		36,220	31,556
Earnings per share	12		
Basic		20.3 cents	13.5 cents
Diluted		20.3 cents	13.5 cents

The notes on pages 39 to 104 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2007
(Expressed in Hong Kong dollars)

	Note	2007 $'000	2006 $'000
Non-current assets			
Fixed assets			
— Investment properties		264,224	235,651
— Other property, plant and equipment		858,560	512,275
— Interest in leasehold land held for own use under operating leases		107,100	57,855
	14(a)	1,229,884	805,781
Interest in associates	16	199,010	182,434
		1,428,894	988,215
Current assets			
Trading securities	18	6,399	3,153
Inventories	20	321,343	115,478
Trade and other receivables, deposits and prepayments	21	453,488	274,706
Current taxation recoverable	19(a)	456	320
Cash and cash equivalents	22	147,009	157,737
		928,695	551,394
Current liabilities			
Trade and other payables	23	401,731	306,377
Bank loans	24(a)	423,336	81,557
Loan from immediate holding company	24(b)	21,216	—
Current taxation payable	19(a)	19,934	19,077
		866,217	407,011
Net current assets		62,478	144,383
Total assets less current liabilities		1,491,372	1,132,598
Non-current liabilities			
Bank loans	24(a)	80,092	—
Deferred tax liabilities	19(b)	22,033	21,687
		102,125	21,687
NET ASSETS		1,389,247	1,110,911

Consolidated Balance Sheet

At 31 December 2007
(Expressed in Hong Kong dollars)

	Note	2007 $'000	2006 $'000
CAPITAL AND RESERVES			
Share capital	26(c)	452,802	450,792
Reserves		848,702	622,477
Total equity attributable to equity shareholders of the Company		1,301,504	1,073,269
Minority interests		87,743	37,642
TOTAL EQUITY	26(a)	1,389,247	1,110,911

Approved and authorised for issue by the board of directors on 16 April 2008.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 39 to 104 form part of these financial statements.

Balance Sheet

At 31 December 2007
(Expressed in Hong Kong dollars)

	Note	2007 $'000	2006 $'000
Non-current assets			
Fixed assets			
— Investment properties		103,800	98,200
— Other property, plant and equipment		800	957
	14(b)	104,600	99,157
Interest in subsidiaries	15	481,250	381,693
Interest in associates	16	169,258	169,258
		755,108	650,108
Current assets			
Trading securities	18	6,399	3,153
Trade and other receivables, deposits and prepayments	21	378	1,018
Cash and cash equivalents	22	1,665	10,747
		8,442	14,918
Current liabilities			
Trade and other payables	23	42,356	11,344
Loan from immediate holding company	24(b)	21,216	—
		63,572	11,344
Net current (liabilities)/assets		(55,130)	3,574
NET ASSETS		699,978	653,682
CAPITAL AND RESERVES			
Share capital	26(c)	452,802	450,792
Reserves		247,176	202,890
TOTAL EQUITY	26(b)	699,978	653,682

Approved and authorised for issue by the board of directors on 16 April 2008.

Tan Yunbiao
Director

Tsang Hon Nam
Director

The notes on pages 39 to 104 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007
(Expressed in Hong Kong dollars)

	Note	2007 $'000	2006 $'000
Total equity at 1 January			
Attributable to equity shareholders of the Company	26(a)	1,073,269	949,882
Minority interests	26(a)	37,642	29,334
		1,110,911	979,216
Net income recognised directly in equity:			
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	26(a)	78,063	26,634
Profit for the year	26(a)	181,878	126,794
Total recognised income and expenses for the year		259,941	153,428
Attributable to:			
Equity shareholders of the Company		258,040	147,009
Minority interests		1,901	6,419
		259,941	153,428
Dividends declared to minority shareholders	26(a)	—	(1,421)
Dividends declared during the year	26(a)	(36,180)	(27,048)
Capital contributions by minority shareholders	26(a)	85,842	3,310
Acquisition of minority interests	26(a)	(37,642)	—
Movements in equity arising from capital transactions:			
Equity-settled share-based transactions	26(a)	6,375	3,426
Total equity at 31 December		1,389,247	1,110,911

The notes on pages 39 to 104 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2007
(Expressed in Hong Kong dollars)

	Note	2007 $'000	2007 $'000	2006 $'000	2006 $'000
Operating activities					
Profit before taxation		174,443		150,270	
Adjustments for:					
— Finance costs		11,927		2,906	
— Interest income		(3,052)		(3,359)	
— Dividends from listed securities		(259)		(235)	
— Net realised and unrealised gain on trading securities		(3,246)		(94)	
— Valuation gains on investment properties		(16,075)		(23,123)	
— Impairment losses on other non-current financial assets		—		46	
— Net gain on disposal of fixed assets		(156)		(512)	
— Write-back of long-outstanding payables	27	—		(4,198)	
— Write-back of impairment losses on trade receivables		(90)		(2,013)	
— Impairment losses on trade receivables		49		—	
— Depreciation		41,667		16,681	
— Amortisation of land lease premium		2,517		1,778	
— Share of profits less losses of associates		(20,390)		(19,259)	
— Foreign exchange gain		(1,754)		(2,135)	
— Impairment loss on fixed assets		—		5,498	
— Gain on acquisition of minority interests		(40,021)		—	
— Net loss on forward foreign exchange contracts		332		—	
— Equity-settled share-based payment expenses		—		3,426	
Operating profit before changes in working capital		145,892		125,677	
(Increase)/decrease in inventories		(189,714)		129,159	
Increase in trade and other receivables, deposits and prepayments		(170,930)		(22,035)	
Increase in amounts due from a related company		(7,791)		—	
Decrease in amounts due from fellow subsidiaries		—		156	
Increase in amounts due from associate		—		(58)	
(Decrease)/increase in trade and other payables		(20,398)		15,442	
Increase in amounts due to a related company		130,352		—	
(Decrease)/increase in amounts due to holding companies and fellow subsidiaries		(48)		48	
Cash (used in)/generated from operations carried forward		(112,637)		248,389	

Consolidated Cash Flow Statement

For the year ended 31 December 2007
(Expressed in Hong Kong dollars)

	Note	2007 $'000	2007 $'000	2006 $'000	2006 $'000
Cash (used in)/generated from operations brought forward		(112,637)		248,389	
Interest received		3,052		3,359	
Interest paid		(11,927)		(2,906)	
Hong Kong Profits Tax paid		(324)		(1,281)	
PRC income tax refunded		18,194		—	
PRC income tax paid		(10,900)		(14,194)	
Net cash (used in)/generated from operating activities			(114,542)		233,367
Investing activities					
Payment for purchase of fixed assets		(417,422)		(225,768)	
Payment for acquisition of minority interests		(3,890)		—	
Dividends received from listed securities		259		235	
Dividends received from associate		16,907		18,965	
Proceeds on disposal of fixed assets		7,651		6,387	
Net cash used in investing activities			(396,495)		(200,181)
Financing activities					
Dividends paid		(36,180)		(27,048)	
Proceeds from bank loans		332,390		—	
Proceeds from loan from immediate holding company		21,216		—	
Proceeds from banks on discounted bills		645,437		509,002	
Repayment of proceeds from banks on discounted bills		(558,006)		(455,391)	
Proceeds from shares issued under share option schemes		6,375		—	
Capital contributions by minority shareholders		85,842		—	
Increase in pledged bank balances		(55,900)		—	
Net cash generated from financing activities			441,174		26,563
(Decrease)/increase in cash and cash equivalents			(69,863)		59,749
Cash and cash equivalents at 1 January			157,737		96,871
Effect of foreign exchange rate changes			3,235		1,117
Cash and cash equivalents at 31 December	22		91,109		157,737

The notes on pages 39 to 104 form part of these financial statements.

1. Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Note 2 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2007 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below.

— investment properties (see note 1(g));

— financial instruments classified as trading securities (see note 1(e)); and

— derivative financial instruments (see note 1(f)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 32.

1. Significant accounting policies (Continued)

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 1(m) or 1(n) depending on the nature of the liability.

Gains or losses arising from the change in ownership interest in a subsidiary are determined as the difference between the carrying value of the minority interest attributable to the change and the net proceeds and are recognised in profit or loss.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(j)(ii)).

(d) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates for the year.

1. Significant accounting policies (Continued)

(d) Associates (Continued)

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(j)(ii)).

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification.

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 1(s)(iv) and (v).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(j)(i)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(f) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(g) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(i)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(s)(ii).

1. Significant accounting policies (Continued)

(g) Investment properties (Continued)

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(i)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(i).

Property that is being constructed or developed for future use as investment property is classified as fixed assets and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

(h) Other property, plant and equipment

The following items of fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)(ii));

— buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(i)); and

— other items of plant and equipment.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 1(u)).

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalization of these costs ceases and the construction in progress is transferred to the relevant categories of fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities.

No depreciation is provided in respect of construction in progress. Upon completion and commissioning for operation, depreciation will be provided at the appropriate rates specified below.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

1. Significant accounting policies (Continued)

(h) Other property, plant and equipment (Continued)

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

- — Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.
- — Leasehold improvements 20% to 50% per annum
- — Plant and machinery, furniture, fixtures and equipment 10% to 20% per annum
- — Motor vehicles 20% per annum

Where parts of an item of fixed assets have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

- — property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as an investment property, is accounted for as if held under a finance lease (see note 1(g)); and

- — land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(g)).

1. Significant accounting policies (Continued)

(j) Impairment of assets

(i) Impairment of investments in equity securities and trade and other receivables, deposits and prepayments

Investments in equity securities (other than investments in subsidiaries and associates: see note 1(j)(ii)) and trade and other current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

— significant financial difficulty of the debtor;

— a breach of contract, such as a default or delinquency in interest or principal payments;

— it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

— significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

— a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other receivables, deposits and prepayments and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and trade and other receivables, deposits and prepayments (Continued)

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and bills receivable included within trade and other receivables, deposits and prepayments, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and bills receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amount previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— other property, plant and equipment;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries and associates.

If any such indication exists, the asset's recoverable amount is estimated.

— Calculation of recoverable amount
The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses
An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses
An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(iii) Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with HKAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognised in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Trade and other receivables, deposits and prepayments

Trade and other receivables, deposits and prepayments are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(j)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(m) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(n) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

1. Significant accounting policies (Continued)

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(p) Employee benefits

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Further information on the Group's contribution to retirement benefit schemes is set out in note 31.

(ii) Share-based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(q) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

1. Significant accounting policies (Continued)

(q) Income tax (Continued)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividend is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

1. Significant accounting policies (Continued)

(q) Income tax (Continued)

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(r) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Sale of goods

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) Rental income from operating leases

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) Commission income

Commission income is recognised when the relevant services are rendered.

1. Significant accounting policies (Continued)

(s) Revenue recognition (Continued)

(iv) Dividends

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v) Interest income

Interest income is recognised as it accrues using the effective interest method.

(t) Translation of foreign currencies

Foreign currency transactions during the year are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(u) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(v) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

1. Significant accounting policies (Continued)

(v) Related parties (Continued)

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

2. Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of these developments. However, as a result of the adoption of HKFRS 7, *Financial instruments: Disclosures* and the amendment to HKAS 1, *Presentation of financial statements: Capital disclosures*, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, *Financial instruments: Disclosure and presentation*. These disclosures are provided throughout these financial statements, in particular in note 28.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group's and the Company's objectives, policies and processes for managing capital. These new disclosure are set out in note 26(g).

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 36).

3. Turnover

The principal activities of the Group are manufacturing and trading of tinplate, property leasing, foodstuffs distribution and trading during the year.

Turnover represents the sales value of goods, commission income earned from foodstuffs distribution and trading and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2007 $'000	2006 $'000
Sales of goods		
— Tinplating	1,450,125	1,108,939
— Foodstuffs distribution and trading	99,442	73,843
	1,549,567	1,182,782
Commission income from foodstuffs distribution and trading	17,715	13,015
Property leasing	26,178	25,457
	1,593,460	1,221,254

4. Other revenue and net income

	2007 $'000	2006 $'000
Other revenue		
Sales of scrap materials	6,217	2,500
Interest income	3,052	3,359
Management income	199	228
Dividends from listed securities	259	235
Subsidies received	770	1,033
Others	2,032	2,551
	12,529	9,906
Other net income		
Net gain on disposal of fixed assets	156	512
Net realised and unrealised gain on trading securities	3,246	94
Write-back of impairment losses on trade receivables	90	2,013
Write-back of long-outstanding payables	—	4,198
Impairment losses on other non-current financial assets	—	(46)
Net loss on forward foreign exchange contracts	(332)	—
Net realised and unrealised exchange gain	9,463	7,556
	12,623	14,327

5. Non-operating income

	2007 $'000	2006 $'000
Gain on acquisition of minority interests in subsidiaries and dividends payable to the related minority shareholder	40,021	—

During the year, the Group acquired from the minority shareholder the 5% equity interest in each of Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") together with the dividends payable by Zhongyue Tinplate and Shanhai to the minority shareholder for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the excess of the consideration paid over the carrying value of the minority interests acquired and dividends payable transferred to the Group. Both the Group and the minority shareholder are state-controlled entities in the People's Republic of China ("PRC").

6. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2007 $'000	2006 $'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	12,464	2,906
Interest on loan from immediate holding company	520	—
	12,984	2,906
Less: interest expenses capitalised into construction in progress*	(1,057)	—
	11,927	2,906

* The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

	2007 $'000	2006 $'000
(b) Staff costs:		
Net contributions paid to defined contribution plans	3,279	1,341
Equity-settled share-based payment expenses	—	3,426
Salaries, wages and other benefits	53,916	38,939
	57,195	43,706
(c) Other items:		
Cost of inventories sold (note)	1,412,982	1,051,265
Auditors' remuneration	3,218	2,293
Depreciation	41,667	16,681
Amortisation of land lease premium	2,517	1,778
Impairment losses on fixed assets and inventories	104	9,346
Impairment losses on trade receivables	49	—
Operating lease charges in respect of property rentals	1,538	939
Rentals receivable from investment properties less direct outgoings of $2,444,000 (2006: $2,190,000)	(23,734)	(23,267)

Note: Cost of inventories includes $48,676,000 (2006: $24,880,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

7. Income tax in the consolidated income statement

(a) Taxation in the consolidated income statement represents:

	Note	2007 $'000	2006 $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% (2006: 17.5%) on the estimated assessable profits for the year		86	650
Under-provision in respect of prior years		102	9
		188	659
Current tax — the PRC			
Tax for the year		11,757	13,941
Under-provision in respect of prior years		—	30
Tax refund for re-investment	(ii)	(18,194)	—
		(6,437)	13,971
Deferred tax			
Origination and reversal of temporary differences		4,234	8,846
Effect of change in tax rate in the PRC	(iii)	(5,420)	—
		(1,186)	8,846
		(7,435)	23,476

Notes:

(i) The provision for Hong Kong Profits Tax for 2007 is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year. Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

A subsidiary, Zhongyue Tinplate, is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. As a result, the effective tax rate of Zhongyue Tinplate for 2007 is 10.8% (2006: 10.8%).

(ii) The Group has successfully obtained a tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of a subsidiary and the re-investment of dividends declared by two subsidiaries as capital contributions to other subsidiaries during the year.

7. Income tax in the consolidated income statement (Continued)

(a) (Continued)

(iii) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which became effective on 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, income tax rate for certain PRC subsidiaries of the Group, which are eligible to relief from PRC Enterprise Income Tax, will be gradually changed to the standard rate of 25% over a five-year transition period.

The new tax law has been applied when measuring the Group's deferred tax assets and liabilities as at 31 December 2007. As a result of the change of applicable tax rates, the net change in balance of deferred tax of $5,420,000 has been credited to profit or loss. The enactment of the new tax law has no financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

(iv) According to the new tax law, the standard PRC Enterprise Income Tax rate is 25%. Dividends declared by the PRC subsidiaries to parent companies incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No.1 issued by State Tax Authorities, undistributed profits from the PRC subsidiaries up to 31 December 2007 will be exempted from withholding tax when they are distributed in future. As a result, no provision for withholding tax is made as at 31 December 2007.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2007 $'000	2006 $'000
Profit before tax	174,443	150,270
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	28,123	26,799
Tax effect of non-deductible expenses	4,300	4,203
Tax effect of non-taxable revenue	(11,140)	(7,785)
Tax effect of current year's tax losses not recognised	1,996	2,245
Tax effect of utilisation of previous years' unrecognised tax losses	(5,849)	(2,025)
Tax refund for re-investment	(18,194)	—
Under-provision in respect of prior years	102	39
Effect of change in tax rate on the deferred tax balances	(6,773)	—
Actual tax (credit)/expense	(7,435)	23,476

8. Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	Sub-total $'000	Share-based payments $'000 (Note)	2007 Total $'000
Executive directors							
Liang Jiang	—	461	224	600	1,285	—	1,285
Tan Yunbiao	—	350	193	350	893	—	893
Tsang Hon Nam	—	1,030	30	140	1,200	—	1,200
Non-executive directors							
Zhao Leili	—	—	—	—	—	—	—
Luo Fanyu	—	—	—	—	—	—	—
Dong Decai (resigned on 12 November 2007)	—	—	—	—	—	—	—
Hou Zhuobing	—	—	—	—	—	—	—
Independent non-executive directors							
Gerard Joseph McMahon	—	300	—	—	300	—	300
Tam Wai Chu, Maria	—	300	—	—	300	—	300
Li Ka Keung, Caspar	—	300	—	—	300	—	300
Total	—	2,741	447	1,090	4,278	—	4,278

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	Sub-total $'000	Share-based payments $'000 (Note)	2006 Total $'000
Executive directors							
Liang Jiang	—	421	260	480	1,161	582	1,743
Tan Yunbiao	—	340	259	1,294	1,893	582	2,475
Tsang Hon Nam	—	941	30	543	1,514	87	1,601
Non-executive directors							
Zhao Leili	—	—	—	—	—	58	58
Luo Fanyu	—	—	—	—	—	58	58
Liang Jianqin (resigned on 8 August 2006)	—	—	—	—	—	58	58
Dong Decai	—	—	—	—	—	—	—
Hou Zhuobing	—	—	—	—	—	—	—
Independent non-executive directors							
Gerard Joseph McMahon	—	300	—	—	300	58	358
Tam Wai Chu, Maria	—	300	—	—	300	58	358
Li Ka Keung, Caspar	—	300	—	—	300	58	358
Total	—	2,602	549	2,317	5,468	1,599	7,067

8. Directors' remuneration (Continued)

Note: These represent the estimated value of share options granted to the directors under the Company's share option schemes. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(p)(ii).

The details of these benefits in kind, including the principal terms and number of share options granted, are disclosed under the paragraph "Share option schemes of the Company" in the directors' report and note 25.

9. Individuals with highest emoluments

Of the five individuals with highest emoluments, three (2006: two) directors whose emoluments are disclosed in note 8. The aggregate of the emoluments in respect of the other two (2006: three) individuals are as follows:

	2007 $'000	2006 $'000
Basic salaries, allowances and other benefits	692	1,010
Retirement schemes contributions	156	448
Share-based payments	—	1,305
Bonus	1,556	2,743
	2,404	5,506

The emoluments of the two (2006: three) individuals with the highest emoluments are within the following bands:

	2007 Number of individuals	2006 Number of individuals
$		
Nil–1,000,000	1	—
1,000,001–1,500,000	1	—
1,500,001–2,000,000	—	3

10. Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of $28,415,000 (2006: $19,769,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2007 $'000	2006 $'000
Amount of consolidated profit attributable to equity shareholders dealt with in the Company's financial statements	28,415	19,769
Write-back of impairment losses on interest in subsidiaries	30,779	—
Final dividends from an associate attributable to the profits of the previous financial year, approved and paid during the year	16,907	—
Company's profit for the year (note 26(b))	76,101	19,769

11. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2007 $'000	2006 $'000
Interim dividend declared and paid of 2.0 cents per ordinary share (2006: 1.5 cents per ordinary share)	18,108	13,524
Final dividend proposed after the balance sheet date of 2.0 cents per ordinary share (2006: 2.0 cents per ordinary share)	18,112	18,032
	36,220	31,556

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2007 $'000	2006 $'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 2.0 cents per ordinary share (2006: 1.5 cents per ordinary share)	18,072	13,524

12. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $183,809,000 (2006: $121,320,000) and the weighted average of 904,079,000 (2006: 901,583,000) ordinary shares in issue during the year, calculated as follows:

Weighted average number of ordinary shares

	2007 '000	2006 '000
Issued ordinary shares at 1 January	901,583	901,583
Effect of share options exercised (notes 25 and 26(d))	2,496	—
Weighted average number of ordinary shares at 31 December	904,079	901,583

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2007 is based on the profit attributable to ordinary equity shareholders of the Company of $183,809,000 and the weighted average number of ordinary shares of 906,448,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	2007 '000
Weighted average number of ordinary shares at 31 December	904,079
Effect of deemed issue of ordinary shares under the Company's share option schemes for nil consideration (note 25)	2,369
Weighted average number of ordinary shares (diluted) at 31 December	906,448

The diluted earnings per share for the year ended 31 December 2006 was the same as the basic earnings per share as the potential ordinary shares were anti-dilutive.

13. Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Foodstuffs distribution and trading	:	Distribution, purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

	For the year ended 31 December 2007					
	Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	1,450,125	117,157	26,178	—	—	1,593,460
Inter-segment revenue	—	—	216	(216)	—	—
Other revenue from external customers	8,501	1,217	46	—	15,129	24,893
Total	1,458,626	118,374	26,440	(216)	15,129	1,618,353
Segment result	76,449	21,213	16,764			114,426
Unallocated operating income and expenses						(4,542)
Profit from operations						109,884
Non-operating income						40,021
Share of profits less losses of associates	—	—	—	—	20,390	20,390
Valuation gains on investment properties	—	—	16,075	—	—	16,075
Finance costs						(11,927)
Income tax						7,435
Profit after taxation						181,878
Depreciation and amortisation for the year	42,183	88	1,677			
Impairment losses made for the year	—	104	49			

13. Segment reporting (Continued)

Business segments (Continued)

For the year ended 31 December 2006

	Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	1,108,939	86,858	25,457	—	—	1,221,254
Inter-segment revenue	1,991	—	169	(2,160)	—	—
Other revenue from external customers	4,463	1,812	28	—	17,695	23,998
Total	1,115,393	88,670	25,654	(2,160)	17,695	1,245,252
Segment result	81,797	16,648	16,662			115,107
Unallocated operating income and expenses						(4,313)
Profit from operations						110,794
Share of profits less losses of associates	—	—	—	—	19,259	19,259
Valuation gains on investment properties	—	—	23,123	—	—	23,123
Finance costs						(2,906)
Income tax						(23,476)
Profit after taxation						126,794
Depreciation and amortisation for the year	16,469	104	1,605			
Impairment losses made/(written-back) for the year	9,346	(1,185)	—			

13. Segment reporting (Continued)

Business segments (Continued)

	2007 Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Consolidated $'000
Segment assets	1,788,919	63,029	296,760	2,148,708
Interest in associates				199,010
Unallocated assets				9,871
Total assets				2,357,589
Segment liabilities	318,442	51,184	6,415	376,041
Unallocated liabilities				592,301
Total liabilities				968,342
Capital expenditure incurred during the year	412,832	991	1,473	

	2006 Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Consolidated $'000
Segment assets	1,017,617	59,892	263,986	1,341,495
Interest in associates				182,434
Unallocated assets				15,680
Total assets				1,539,609
Segment liabilities	230,068	40,539	5,749	276,356
Unallocated liabilities				152,342
Total liabilities				428,698
Capital expenditure incurred during the year	366,576	186	2,212	

13. Segment reporting (Continued)

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for foodstuffs distribution and trading, whereas the PRC (other than Hong Kong) is a major market for most of the Group's other businesses.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2007		
	The PRC $'000	Hong Kong $'000	Other countries $'000
Revenue from external customers	1,344,659	119,826	128,975
Segment assets	1,974,489	174,219	—
Capital expenditure incurred during the year	414,437	859	—

	2006		
	The PRC $'000	Hong Kong $'000	Other countries $'000
Revenue from external customers	1,132,337	88,917	—
Segment assets	1,172,526	168,969	—
Capital expenditure incurred during the year	368,782	192	—

14. Fixed assets

(a) The Group

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2007	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Exchange adjustments	4,826	—	26,825	10,535	142	42,328	11,025	1,180	54,533
Additions	955	—	349,769	6,910	5,099	362,733	1,473	51,169	415,375
Disposals	—	—	—	(66,304)	(887)	(67,191)	—	—	(67,191)
Transfer in from construction in progress	221,536	—	(466,575)	245,039	—	—	—	—	—
Fair value adjustment	—	—	—	—	—	—	16,075	—	16,075
At 31 December 2007	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
Representing:									
Cost	322,417	1,918	278,315	356,784	7,520	966,954	—	120,593	1,087,547
Valuation — 2007	—	—	—	—	—	—	264,224	—	264,224
	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
Accumulated depreciation:									
At 1 January 2007	34,049	1,865	—	79.738	1,157	116,809	—	10,389	127,198
Exchange adjustments	2,853	—	—	6.711	64	9,628	—	587	10,215
Charge for the year	10,750	19	—	26,824	4,074	41,667	—	2,517	44,184
Written back on disposal	—	—	—	(58,912)	(798)	(59,710)	—	—	(59,710)
At 31 December 2007	47,652	1,884	—	54,361	4,497	108,394	—	13,493	121,887
Net book value:									
At 31 December 2007	274,765	34	278,315	302,423	3,023	858,560	264,224	107,100	1,229,884

14. Fixed assets (Continued)

(a) The Group (Continued)

	Buildings held for own use $'000	Leasehold improve-ments $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2006	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Exchange adjustments	2,672	—	157	11,356	153	14,338	4,642	555	19,535
Additions	487	—	364,525	2,826	1,149	368,987	390	—	369,377
Disposals	—	—	—	(26,235)	(838)	(27,073)	—	—	(27,073)
Transfer in from construction in progress	—	—	(563)	563	—	—	—	—	—
Fair value adjustment	—	—	—	—	—	—	23,123	—	23,123
At 31 December 2006	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Representing:									
Cost	95,100	1,918	368,296	160,604	3,166	629,084	—	68,244	697,328
Valuation — 2006	—	—	—	—	—	—	235,651	—	235,651
	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Accumulated depreciation:									
At 1 January 2006	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
Exchange adjustments	1,537	—	—	8,911	128	10,576	—	252	10,828
Charge for the year	8,008	19	—	8,325	329	16,681	—	1,778	18,459
Written back on disposal	—	—	—	(20,519)	(679)	(21,198)	—	—	(21,198)
Impairment losses	—	—	—	5,498	—	5,498	—	—	5,498
At 31 December 2006	34,049	1,865	—	79,738	1,157	116,809	—	10,389	127,198
Net book value:									
At 31 December 2006	61,051	53	368,296	80,866	2,009	512,275	235,651	57,855	805,781

14. Fixed assets (Continued)

(b) The Company

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2007	1,385	2,431	1,220	5,036	98,200	103,236
Additions	—	79	—	79	—	79
Disposals	—	(10)	—	(10)	—	(10)
Fair value adjustment	—	—	—	—	5,600	5,600
At 31 December 2007	1,385	2,500	1,220	5,105	103,800	108,905
Representing:						
Cost	1,385	2,500	1,220	5,105	—	5,105
Valuation — 2007	—	—	—	—	103,800	103,800
	1,385	2,500	1,220	5,105	103,800	108,905
Accumulated depreciation:						
At 1 January 2007	1,332	1,819	928	4,079	—	4,079
Charge for the year	19	153	64	236	—	236
Written back on disposal	—	(10)	—	(10)	—	(10)
At 31 December 2007	1,351	1,962	992	4,305	—	4,305
Net book value:						
At 31 December 2007	34	538	228	800	103,800	104,600

14. Fixed assets (Continued)

(b) The Company (Continued)

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2006	1,385	2,637	1,488	5,510	97,000	102,510
Additions	—	83	320	403	—	403
Disposals	—	(289)	(588)	(877)	—	(877)
Fair value adjustment	—	—	—	—	1,200	1,200
At 31 December 2006	1,385	2,431	1,220	5,036	98,200	103,236
Representing:						
Cost	1,385	2,431	1,220	5,036	—	5,036
Valuation — 2006	—	—	—	—	98,200	98,200
	1,385	2,431	1,220	5,036	98,200	103,236
Accumulated depreciation:						
At 1 January 2006	1,313	1,852	1,306	4,471	—	4,471
Charge for the year	19	187	76	282	—	282
Written back on disposal	—	(220)	(454)	(674)	—	(674)
At 31 December 2006	1,332	1,819	928	4,079	—	4,079
Net book value:						
At 31 December 2006	53	612	292	957	98,200	99,157

14. Fixed assets (Continued)

(c) The analysis of net book value of properties is as follows:

	The Group 2007 $'000	The Group 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
In Hong Kong on long-term leases	103,800	98,200	103,800	98,200
Elsewhere in the PRC on medium-term leases	542,289	256,357	—	—
	646,089	354,557	103,800	98,200

	The Group 2007 $'000	The Group 2006 $'000	The Company 2007 $'000	The Company 2006 $'000
Representing:				
Land and buildings carried at fair value	264,224	235,651	103,800	98,200
Buildings carried at cost	274,765	61,051	—	—
	538,989	296,702	103,800	98,200
Interest in leasehold land held for use under operating leases	107,100	57,855	—	—
	646,089	354,557	103,800	98,200

(d) Investment properties of the Group and the Company situated in Hong Kong totalling $103,800,000 (2006: $98,200,000) were revalued at 31 December 2007 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their Staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $160,424,000 (2006: $137,451,000) were revalued at 31 December 2007 by an independent firm of surveyors registered in the PRC, 廣東財興資產評估土地房產估價有限公司, on an open market value basis.

14. Fixed assets (Continued)

(e) The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000
Within 1 year	**11,643**	14,805	**2,952**	3,055
After 1 year but within 5 years	**7,174**	10,588	**1,121**	3,583
After 5 years	**20,483**	22,614	**—**	—
	39,300	48,007	**4,073**	6,638

(f) During the year, one of the Group's subsidiaries entered into an agreement with the Qinhuangdao Municipal Bureau of Land and Resources to acquire a land use right in the PRC for a cash consideration of RMB45,605,000 (equivalent to approximately $48,701,000). At 31 December 2007, the Group has made partial payment in accordance with the payment schedule. The formal title of the land use right in the PRC from the relevant government authorities can only be obtained after settlement of the final payment due on 30 May 2008.

15. Interest in subsidiaries

		The Company	
	Note	**2007 $'000**	2006 $'000
Unlisted shares, at cost		**211,409**	211,409
Loans to subsidiaries	(ii)	**130,928**	124,705
Amounts due from subsidiaries	(iii)	**466,976**	404,421
		809,313	740,535
Less: impairment losses		**(328,063)**	(358,842)
		481,250	381,693

Notes:

(i) Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 37. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 38.

(ii) The loans to subsidiaries are interest-bearing at one-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC plus 0.5% per annum. The loans are unsecured and repayable within one year.

(iii) Amounts due from subsidiaries are interest-free, unsecured and have no fixed terms of repayment.

16. Interest in associates

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Unlisted shares, at cost	—	—	244,980	244,980
Share of net assets	199,010	182,434	—	—
	199,010	182,434	244,980	244,980
Less: impairment losses	—	—	(75,722)	(75,722)
	199,010	182,434	169,258	169,258

Details of the associates, which are incorporated in the PRC, are set out in note 39.

Summary of financial information on associates

	Assets $'000	Liabilities $'000	Equity $'000	Revenue $'000	Profit $'000
2007					
100 per cent	681,543	(180,018)	501,525	1,314,898	50,607
Group's effective interest	270,935	(71,925)	199,010	522,804	20,390
2006					
100 per cent	552,603	(92,434)	460,169	1,149,093	47,435
Group's effective interest	219,150	(36,716)	182,434	457,143	19,259

17. Other non-current financial assets

	The Group and the Company	
	2007 $'000	2006 $'000
Equity securities		
Unlisted equity securities, at cost	540	540
Less: impairment losses	(540)	(540)
	—	—

18. Trading securities

	The Group and the Company	
	2007	2006
	$'000	$'000
Trading securities (at market value)		
Equity securities listed in Hong Kong	**6,399**	3,153

19. Income tax in the balance sheet

(a) Current taxation in the consolidated balance sheet represents:

	The Group	
	2007	2006
	$'000	$'000
Provision for Hong Kong Profits Tax for the year	**86**	650
Provisional Profits Tax paid	**(86)**	(650)
	—	—
Balance of Profits Tax recoverable relating to prior year	**(456)**	(320)
Taxation outside Hong Kong	**19,934**	19,077
	19,478	18,757
Representing:		
Current taxation recoverable	**(456)**	(320)
Current taxation payable	**19,934**	19,077
	19,478	18,757

19. Income tax in the balance sheet (Continued)

(b) Deferred tax assets and liabilities recognised:

The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation $'000	Revaluation of investment properties $'000	Tax losses $'000	Total $'000
Deferred tax arising from:				
At 1 January 2007	11,436	11,679	(1,428)	21,687
Exchange adjustments	771	761	—	1,532
Charged/(credited) to consolidated income statement	1,301	4,371	(1,438)	4,234
Effect of change in tax rate in the PRC	(2,868)	(2,552)	—	(5,420)
At 31 December 2007	10,640	14,259	(2,866)	22,033
At 1 January 2006	9,446	3,641	(870)	12,217
Exchange adjustments	371	253	—	624
Charged/(credited) to consolidated income statement	1,619	7,785	(558)	8,846
At 31 December 2006	11,436	11,679	(1,428)	21,687

(c) Deferred tax assets unrecognised:

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Tax losses	400,893	426,061	393,220	408,650

The tax losses do not expire under the current tax legislation, except for an amount of $4,144,000 (2006: $4,006,000), being unrecognised tax losses, which will expire in the coming 5 years.

20. Inventories

(a) Inventories in the consolidated balance sheet comprise:

	The Group	
	2007 $'000	2006 $'000
Raw materials, spare parts and consumables	213,805	65,948
Work in progress	48,837	—
Finished goods	58,701	49,530
	321,343	115,478

(b) An analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2007 $'000	2006 $'000
Carrying amount of inventories sold	1,412,878	1,047,417
Write down of inventories	104	3,848
	1,412,982	1,051,265

21. Trade and other receivables, deposits and prepayments

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Trade debtors	30,768	14,230	27	637
Bills receivable	347,198	234,040	—	—
Other receivables, deposits and prepayments	67,731	26,436	351	381
Amounts due from a related company (note (i))	7,791	—	—	—
	453,488	274,706	378	1,018

Notes:

(i) The amounts are trade balances due from a company related to the minority shareholder of a non-wholly owned subsidiary.

(ii) Included in the trade and other receivables, deposits and prepayments are balances totalling $810,000 (2006: $259,000) expected to be recovered after one year.

21. Trade and other receivables, deposits and prepayments (Continued)

(a) Ageing analysis

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Within 1 month	131,793	149,105	27	508
1 to 3 months	158,685	92,386	—	—
More than 3 months but less than 12 months	95,279	6,779	—	129
	385,757	248,270	27	637

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

Further details on the Group's credit policy are set out in note 28(a).

(b) Impairment of trade debtors and bills receivable

Impairment losses in respect of trade debtors and bills receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors and bills receivable directly (see note 1(j)(i)).

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
At 1 January	19,250	21,263	7,240	7,240
Impairment losses recognised	49	—	49	—
Write-back of impairment losses on receivables	(90)	(2,013)	—	—
At 31 December	19,209	19,250	7,289	7,240

At 31 December 2007, the Group's and the Company's trade debtors and bills receivable of $19,209,000 (2006: $19,250,000) and $7,289,000 (2006: $7,240,000) respectively were individually determined to be impaired. The individually impaired receivables relate to customers that are in financial difficulties and management assessed that the balances are not expected to be recoverable. Consequently, full specific allowances for doubtful debts were recognised. The Group and the Company do not hold any collateral over these balances.

21. Trade and other receivables, deposits and prepayments (Continued)

(c) Trade debtors and bills receivable that are not impaired

The ageing analysis of trade debtors, bills receivable and trade balances due from a related company that are neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Neither past due nor impaired	376,081	239,823	27	508
Less than 1 month past due	9,669	7,588	—	—
1 to 3 months past due	7	730	—	—
3 to 6 months past due	—	—	—	—
Past due for over 6 months	—	129	—	129
	9,676	8,447	—	129
	385,757	248,270	27	637

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group and the Company. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group and the Company do not hold any collateral over these balances.

22. Cash and cash equivalents

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Deposits with banks	63,394	37,477	1,003	9,332
Cash at bank and in hand	83,615	120,260	662	1,415
Cash and cash equivalents in the balance sheet	147,009	157,737	1,665	10,747
Pledged bank balances	(55,900)	—	—	—
Cash and cash equivalents in the consolidated cash flow statement	91,109	157,737		

23. Trade and other payables

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Trade creditors	83,502	103,837	29	29
Bills payable	11,597	—	—	—
Other payables and accrued charges	152,665	172,955	12,449	11,267
Amounts due to subsidiaries	—	—	29,878	—
Amounts due to associates	19	18	—	—
Amounts due to minority shareholder	—	6,269	—	—
Amounts due to a related company (note (i))	130,352	—	—	—
Amounts due to holding companies and fellow subsidiaries	23,250	23,298	—	48
Derivative financial instruments (note 28(d))	346	—	—	—
	401,731	306,377	42,356	11,344

Notes:

(i) The amounts are trade balances due to a company related to the minority shareholder of a non-wholly owned subsidiary.

(ii) The amount of trade and other payables expected to be settled after more than one year is $905,000 (2006: $1,557,000).

Included in trade and other payables are trade creditors, bills payable and trade balances due to a related company with the following ageing analysis:

	The Group		The Company	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Due within 1 month or on demand	225,451	103,837	29	29

24. Interest-bearing borrowings

			The Group	
		Note	2007 $'000	2006 $'000
(a)	Bank loans			
	— unsecured	(i)	281,720	—
	— secured by bills receivable	(ii)	168,988	81,557
	— secured by bank deposits	(iii)	52,720	—
			503,428	81,557

At 31 December 2007, the bank loans were repayable as follows:

	The Group	
	2007 $'000	2006 $'000
Within 1 year or on demand	423,336	81,557
After 1 year but within 2 years	—	—
After 2 years but within 5 years	80,092	—
	80,092	—
	503,428	81,557

Notes:

(i) Included in the unsecured bank loans are loans granted to Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco"), a non-wholly owned subsidiary of the Group with carrying amounts of $80,043,000 and $80,092,000 guaranteed by the minority shareholder and Zhongyue Tinplate, a subsidiary of the Group, respectively.

(ii) The loans are secured by bills receivable with carrying amounts of $168,988,000 (2006: $81,557,000).

(iii) The loans are secured by bank deposits of $50,571,000 (2006: $Nil).

		The Group and the Company	
		2007 $'000	2006 $'000
(b)	Loan from immediate holding company	21,216	—

The loan is unsecured, interest bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum and repayable on 31 December 2008.

(Expressed in Hong Kong dollars)

25. Equity-settled share-based transactions

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share.

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2001 Share Option Scheme. Options previously granted under the old scheme remain valid until lapsed.

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of options	Vesting conditions	Contractual life of options
Options held by directors:			
— granted on 6 February 2004	3,500,000	Three months from the date of grant	5 years
— granted on 9 March 2006	5,500,000	Three months from the date of grant	10 years
Options held by employees:			
— granted on 24 August 2001	3,350,000	Three months from the date of grant	5 years
— granted on 6 February 2004	4,940,000	Three months from the date of grant	5 years
— granted on 9 March 2006	6,270,000	Three months from the date of grant	10 years
Total share options	23,560,000		

25. Equity-settled share-based transactions (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	2007 Weighted average exercise price	2007 Number of options '000	2006 Weighted average exercise price	2006 Number of options '000
Outstanding at the beginning of the year	$1.627	19,970	$1.557	11,790
Granted during the year		—	$1.660	11,770
Lapsed during the year	$1.660	(1,500)	$1.503	(3,590)
Exercised during the year	$1.586	(4,020)		—
Exercisable at the end of the year	$1.636	14,450	$1.627	19,970

The options outstanding at 31 December 2007 had a weighted average exercise price of $1.636 (2006: $1.627) and a weighted average remaining contractual life of 6.06 years (2006: 6.34 years).

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the share option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model.

	2007 $'000	2006 $'000
Fair value at measurement date	$0.29	$0.29
Share price at the grant date	$1.64	$1.64
Exercise price	$1.66	$1.66
Expected volatility (expressed as weighted average volatility used in the modelling under binomial lattice model)	78%	78%
Option life (expressed as weighted average life used in the modelling under binomial lattice model)	10 years	10 years
Expected dividends	2.564%	2.564%
Risk-free interest rate (based on Exchange Fund Notes)	4.444%	4.444%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

26. Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company										
	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Capital reserve — others $'000	Exchange reserves $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2007	450,792	—	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
Dividends approved in respect of previous year	—	—	—	—	—	—	—	(18,072)	(18,072)	—	(18,072)
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	—	—	—	—	74,231	—	—	—	74,231	3,832	78,063
Transfer to statutory reserves	—	—	—	—	—	—	2,905	(2,905)	—	—	—
Acquisition of minority interests	—	—	—	—	—	—	—	—	—	(37,642)	(37,642)
Capital contributions by minority shareholders	—	—	—	—	—	—	—	—	—	85,842	85,842
Exercise of share options	2,010	4,423	(58)	—	—	—	—	—	6,375	—	6,375
Share options lapsed during the year	—	—	(437)	—	—	—	—	437	—	—	—
Dividends declared in respect of current year	—	—	—	—	—	—	—	(18,108)	(18,108)	—	(18,108)
Profit for the year	—	—	—	—	—	—	—	183,809	183,809	(1,931)	181,878
At 31 December 2007	452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	1,301,504	87,743	1,389,247

26. Capital and reserves (Continued)

(a) The Group (Continued)

	Attributable to equity shareholders of the Company										
	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Capital reserve — others $'000	Exchange reserves $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2006	450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
Dividends approved in respect of previous year	—	—	—	—	—	—	—	(13,524)	(13,524)	—	(13,524)
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	—	—	—	—	25,689	—	—	—	25,689	945	26,634
Transfer to statutory reserves	—	—	—	—	—	—	740	(740)	—	—	—
Dividends declared to minority shareholders	—	—	—	—	—	—	—	—	—	(1,421)	(1,421)
Capital contributions by minority shareholders	—	—	—	—	—	—	—	—	—	3,310	3,310
Grant of share options	—	—	3,426	—	—	—	—	—	3,426	—	3,426
Share options lapsed during the year	—	—	(50)	—	—	—	—	50	—	—	—
Dividends declared in respect of current year	—	—	—	—	—	—	—	(13,524)	(13,524)	—	(13,524)
Profit for the year	—	—	—	—	—	—	—	121,320	121,320	5,474	126,794
At 31 December 2006	450,792	—	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911

26. Capital and reserves (Continued)

(b) The Company

	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Special capital reserve $'000	Retained profits $'000	Total equity $'000
At 1 January 2007	**450,792**	**—**	**3,376**	**107,440**	**92,074**	**653,682**
Dividends approved in respect of previous year	**—**	**—**	**—**	**—**	**(18,072)**	**(18,072)**
Share options lapsed during the year	**—**	**—**	**(437)**	**—**	**437**	**—**
Dividends declared in respect of current year	**—**	**—**	**—**	**—**	**(18,108)**	**(18,108)**
Exercise of share options	**2,010**	**4,423**	**(58)**	**—**	**—**	**6,375**
Profit for the year	**—**	**—**	**—**	**—**	**76,101**	**76,101**
At 31 December 2007	**452,802**	**4,423**	**2,881**	**107,440**	**132,432**	**699,978**
At 1 January 2006	450,792	—	—	107,440	99,303	657,535
Dividends approved in respect of previous year	—	—	—	—	(13,524)	(13,524)
Share options lapsed during the year	—	—	(50)	—	50	—
Dividends declared in respect of current year	—	—	—	—	(13,524)	(13,524)
Grant of share options	—	—	3,426	—	—	3,426
Profit for the year	—	—	—	—	19,769	19,769
At 31 December 2006	450,792	—	3,376	107,440	92,074	653,682

26. Capital and reserves (Continued)

(c) Share capital

	2007 Number of shares '000	2007 $'000	2006 Number of shares '000	2006 $'000
Authorised:				
Ordinary shares of nominal value of $0.50 each	3,000,000	1,500,000	3,000,000	1,500,000
Issued and fully paid:				
At 1 January	901,583	450,792	901,583	450,792
Exercise of share options	4,020	2,010	—	—
At 31 December	905,603	452,802	901,583	450,792

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(d) Shares issued under share option schemes

During the year, share options were exercised to subscribe for 4,020,000 ordinary shares in the Company at a consideration of $6,375,000 of which $2,010,000 was credited to share capital and the balance of $4,365,000 was credited to the share premium account. $58,000 has been transferred from capital reserve — share options to the share premium account in accordance with accounting policy set out in note 1(p)(ii).

(e) Nature and purpose of reserves

(i) Share premium

The application of the share premium is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve — share options

The capital reserve — share options represents the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share-based payments in note 1(p)(ii).

(iii) Special capital reserve

The special capital reserve was created under the capital reorganisation of the Company completed in 2005. The Company had given an undertaking to the High Court of Hong Kong in relation to the amount credited to such reserve on the conditions that such reserve will not be treated as realised profits and will not be distributable unless and until certain conditions have been fulfilled.

26. Capital and reserves (Continued)

(e) Nature and purpose of reserves (Continued)

(vi) Exchange reserves

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 1(t).

(v) Other reserves represent statutory reserves of entities established in the PRC.

(f) Distributability of reserves

At 31 December 2007, the aggregate amount of reserves available for distribution to equity shareholders of the Company was $78,532,000 (2006: $43,774,000).

(g) Capital management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost. The Group's capital comprises its equity.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of net debt-to-capital ratio. It is the Group's strategy to keep the net debt-to-capital ratio at a reasonable level. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debts. As at 31 December 2007, the net debt-to-capital ratio of the Group was as follows:

	2007 $'000	2006 $'000
Bank loans	503,428	81,557
Loan from immediate holding company	21,216	—
Borrowings	524,644	81,557
Less: Cash and cash equivalents	(147,009)	(157,737)
Net debt/(cash)	377,635	(76,180)
Equity attributable to equity shareholders of the Company	1,301,504	1,073,269
Net debt-to-capital ratio	29.0%	(7.1%)

The increase in net debt-to-capital ratio was primarily due to the funding requirements for the development of the Group's tinplating business.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

(Expressed in Hong Kong dollars)

27. Notes to the consolidated cash flow statement

Major non-cash transaction

During the year ended 31 December 2006, long-outstanding payables totalling $4,198,000 was written back (see note 4).

28. Financial instruments

Exposure to credit, liquidity, interest rate, currency risks arises in the normal course of the Group's business. The Group is also exposed to equity price risk arising from its equity investments in other entities. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables, deposits and prepayments. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and bills receivables relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks range from 3 to 6 months. For the foodstuffs trading business, credit period usually ranges from 1 to 2 months. For distribution of live and fresh foodstuffs, credit period is usually less than 1 month. Payment in advance is usually required for tenants under the Group's property leasing operation. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, the Group has a certain level of concentrations of credit risk as 23.3% (2006: 18.8%) and 43.1% (2006: 43.7%) of the total trade and bills receivables was due from the Group's largest debtor and the five largest debtors, respectively.

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of each financial asset in the balance sheet after deducting any impairment allowance. The Group does not provide any other guarantee which would expose the Group to credit risk. Details of guarantees provided by a subsidiary to another subsidiary within the Group are set out in note 24(a).

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade and other receivables are set out in note 21.

(b) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management. However, except for placing fixed deposits with major financial institutions, short-term investment of cash surpluses and raising of loans to cover expected cash demands require approval by the parent company. The Group's policy is to regularly monitor its liquidity to ensure that it maintains sufficient reserves of cash and cash equivalents and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

28. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company can be required to pay:

The Group

	2007					
	Carrying amount $'000	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Bank loans	503,428	(523,748)	(434,361)	(5,385)	(84,002)	—
Loan from immediate holding company	21,216	(22,012)	(22,012)	—	—	—
Trade and other payables	401,731	(401,731)	(400,826)	(905)	—	—
	926,375	(947,491)	(857,199)	(6,290)	(84,002)	—

	2006					
	Carrying amount $'000	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Bank loans	81,557	(81,557)	(81,557)	—	—	—
Trade and other payables	306,377	(306,377)	(304,820)	(1,557)	—	—
	387,934	(387,934)	(386,377)	(1,557)	—	—

28. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Group

	2007				
	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Derivatives settled gross:					
Forward foreign exchange contracts (note 28(d)(i))					
— outflow	(50,456)	(50,456)	—	—	—
— inflow	52,720	52,720	—	—	—

	2006				
	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Derivatives settled gross:					
Forward foreign exchange contracts (note 28(d)(i))					
— outflow	—	—	—	—	—
— inflow	—	—	—	—	—

28. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Company

	2007					
	Carrying amount $'000	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Trade and other payables	42,356	(42,356)	(42,356)	—	—	—

	2006					
	Carrying amount $'000	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Trade and other payables	11,344	(11,344)	(11,344)	—	—	—

28. Financial instruments (Continued)

(c) Interest rate risk

The Group's and Company's interest rate risk arises primarily from interest-bearing borrowings and cash and cash equivalents. Borrowings issued at variable rates and at fixed rates expose the Group and the Company to cash flow interest rate risk and fair value interest rate risk respectively. The Group and the Company do not use financial derivatives to hedge against the interest rate risk. The Group's and the Company's interest rate profile as monitored by management is set out in (i) below.

(i) Interest rate profile

The following table details the interest rate profile of the Group's and the Company's net borrowings (being interest-bearing borrowings less cash and cash equivalents) at the balance sheet date.

The Group

	2007 Effective interest rate per annum	2007 $'000	2006 Effective interest rate per annum	2006 $'000
Fixed rate borrowings:				
Bank loans	4.809%	357,816	3.24%	81,557
Variable rate borrowings:				
Loans from immediate holding company	3-month HIBOR+0.35%	21,216	—	—
Bank loans	3-month LIBOR*+0.3%	65,520	—	—
	90% of The People's Bank of China's Base Lending Rate	80,092	—	—
		166,828		—
Total borrowings		524,644		81,557
Cash and cash equivalents	2.36%	(147,009)	1.92%	(157,737)
Total net borrowings/ (deposits)		377,635		(76,180)
Fixed rate borrowings as a percentage of total borrowings		68.2%		100%

* London Interbank Offered Rate ("LIBOR")

28. Financial instruments (Continued)

(c) Interest rate risk (Continued)

(i) Interest rate profile (Continued)

The Company

	2007 Effective interest rate per annum	2007 $'000	2006 Effective interest rate per annum	2006 $'000
Variable rate borrowings:				
Loans from immediate holding company	3-month HIBOR+0.35%	21,216	—	—
Variable rate lending:				
Loans to subsidiaries	1-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC +0.5%	(130,928)	1-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC +0.5%	(124,705)
Cash and cash equivalents	1.49%	(1,665)	4.49%	(10,747)
Total net lending		(111,377)		(135,452)

(ii) Sensitivity analysis

At 31 December 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would decrease/increase the Group's profit after tax and retained profits by approximately $1,049,000 (2006: increase/decrease by $1,011,000).

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

28. Financial instruments (Continued)

(d) Foreign currency risk

The Group is exposed to currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate and to a lesser extent, export sales to customers overseas. The currency giving rise to this risk is United States Dollars.

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

As at 31 December 2007, the Group also had borrowings in foreign currencies. However, forward foreign exchange contracts were entered into by the Group to hedge these foreign currencies loans which amounted to US$3,022,000 and JPY416,371,000 (equivalent to HK$52,720,000 in aggregate). Changes in the fair value of forward foreign exchange contracts are recognised in profit or loss and their net fair value of $346,000 at 31 December 2007 was recognised as derivative financial instruments and included in trade and other payables (note 23).

Except for the Group's borrowings in foreign currencies as described above, other borrowings are denominated either in the functional currency of the entity taking out the loans or, in United States Dollars. In view of the anticipated appreciation of Renminbi against United States Dollars, management does not consider this risk to be significant.

28. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(i) Exposure to currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they related.

The Group

	2007			
	Hong Kong Dollars '000	United States Dollars '000	Renminbi '000	Japanese Yen '000
Trade and other receivables, deposits and prepayments	—	1,948	55	—
Cash and cash equivalents	14	1,068	—	—
Bank loans	—	(27,010)	—	(416,371)
Trade and other payables	(300)	(17,154)	(3,169)	—
Gross exposure arising from recognised assets and liabilities	(286)	(41,148)	(3,114)	(416,371)
Notional amounts of forward foreign exchange contracts	—	3,022	—	416,371
Overall net exposure	(286)	(38,126)	(3,114)	—

	2006			
	Hong Kong Dollars '000	United States Dollars '000	Renminbi '000	Japanese Yen '000
Trade and other receivables, deposits and prepayments	—	458	5	—
Cash and cash equivalents	19	7,612	—	—
Trade and other payables	(300)	(7,869)	(2,518)	—
Overall net exposure	(281)	201	(2,513)	—

28. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(i) Exposure to currency risk (Continued)

The Company

	2007 United States Dollars '000	2007 Renminbi '000	2006 United States Dollars '000	2006 Renminbi '000
Trade and other receivables, deposits and prepayments	—	6	—	5
Cash and cash equivalents	3	—	1,154	—
Trade and other payables	—	(3,169)	—	(2,518)
Overall net exposure	3	(3,163)	1,154	(2,513)

(ii) Sensitivity analysis

The sensitivity analysis indicates the approximate change in the Group's profit after tax (and retained profits) and other components of consolidated equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date. The sensitivity analysis includes balances between Group companies where the denomination of the balances is in a currency other than the functional currencies of the lender or the borrower, but excludes the borrowings in foreign currencies that are hedged by the forward foreign exchange contracts.

At 31 December 2007, it is estimated that if United States Dollars had weakened/strengthened by 5% against Renminbi with all other variables held constant, the Group's profit after tax and retained profits would have been increased/decreased by $12,300,000 (2006: $545,000).

At 31 December 2007, it is estimated that if Reminbi had strengthened/weakened by 5% against Hong Kong Dollars with all other variables held constant, the Group's profit after tax and retained profits would have been decreased/increased by $136,000 (2006: $116,000).

The analysis is prepared under the assumption that, the pegged rate between the Hong Kong Dollars and the United States Dollars would be materially unaffected by any changes in movement in value of the United States Dollars against other currencies. That is, for entities with Hong Kong Dollars as functional currency, the United States Dollars denominated assets and liabilities are assumed to have no currency risk exposure.

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for both derivative and non-derivative financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. Results of the analysis as presented above represent an aggregation of the effects on each of the Group entities' profit after tax and equity measured in the respective functional currencies, translated into Hong Kong Dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2006.

28. Financial instruments (Continued)

(e) Equity price risk

The Group is exposed to equity price changes arising from equity investments classified as trading securities which is listed (see note 18).

The Group's listed investments are listed on the Stock Exchange of Hong Kong. The management monitors regularly the performance of the investments against expectation, together with an assessment of their relevance to the Group's long-term strategic plans.

(f) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2006 and 2007, except for amounts due from subsidiaries that are interest free and have no fixed terms of repayment. In view of the terms of these balances, it is not practicable to estimate their fair value.

(g) Estimation of fair values

The fair value of trading securities and derivative financial instruments are based on quoted market prices at the balance sheet date without any deduction for transaction costs.

29. Commitments

(a) Capital commitments outstanding as at 31 December 2007 not provided for in the financial statements were as follows:

	The Group	
	2007 $'000	2006 $'000
Contracted for	36,016	3,463
Authorised but not contracted for	11,827	9,748
	47,843	13,211

29. Commitments (Continued)

(b) At 31 December 2007, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2007 $'000	2006 $'000
Within 1 year	2,142	637
After 1 year but within 5 years	936	145
	3,078	782

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2007, the Company had committed to provide finance of $6,489,000 (2006: $6,489,000) to an associate of the Group.

30. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

(a) Transactions with related parties

The Group had the following transactions with the related parties during the year which the directors consider material:

	Note	2007 $'000	2006 $'000
Sales of goods to related companies	(iii)	33,097	—
Purchases of goods from	(ii), (iii)		
— an associate		1,289	1,092
— related companies		819,629	—
Purchases of property, plant and equipment and related technical consultation and training services from a related company	(iii)	141,643	—
Maintenance fee paid to the immediate holding company		229	289
Provision of electricity/water and leasing services to a fellow subsidiary		1,179	3,482

Notes:

(i) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. Except for the loan from immediate holding company as disclosed in note 24(b), these balances are unsecured, interest free and have no fixed terms of repayment.

(ii) After the establishment of Zhongyue Posco, a 66% owned subsidiary of the Group with POSCO Co., Ltd (holding the remaining 34% interest) during the year, POSCO Co., Ltd. and its subsidiaries ("POSCO Group") are considered to be related to the Group in accordance with accounting policy as set out in note 1(v). As a result, purchases/sales of goods from/to POSCO Group are disclosed as related party transactions beginning from February 2007.

(iii) Related companies to/from which goods were sold and purchased refer to the entities within the POSCO Group.

30. Material related party transactions (Continued)

(b) Transactions with other state-owned entities in the PRC

The Group is a stated-owned entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed elsewhere in these financial statements, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the financial statements, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 8 is as follows:

	2007 $'000	2006 $'000
Short-term employee benefits	2,931	4,019
Post-employment benefits	447	549
Equity compensation benefits	—	1,251
	3,378	5,819

Total remuneration is included in "staff costs" (see note 6(b)).

(Expressed in Hong Kong dollars)

31. Retirement benefit schemes

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the income statement for the year ended 31 December 2007 was $3,302,000 (2006: $1,480,000). The forfeited contribution refunded for the year amounted to $23,000 (2006: $139,000).

32. Significant accounting estimates and judgements

Key sources of estimation uncertainty

The methods, estimates and judgements the directors used in applying the Group's accounting policies have a significant impact on the Group's financial position and operation results. Some of the accounting policies require the Group to apply estimates and judgements, on matters that are inherently uncertain. The critical accounting judgements in applying the Group's accounting policies are described below.

(a) Valuation of investment properties

As described in note 1(g), the investment properties were revalued by independent professional valuers on a market value basis at each balance sheet date. Such valuations are based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. Any increase or decrease in the valuations would affect the results of the Group and the Company in future years.

(b) Income taxes

The Group is subject to income taxes in Hong Kong and the PRC. Significant judgement may be required in determining the provision for income taxes. There may be transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

Recognition of deferred tax assets, which principally relates to tax losses, depends on the management's expectation of future taxable profits that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

32. Significant accounting estimates and judgements (Continued)

Key sources of estimation uncertainty (Continued)

(c) Impairment of assets

The Group reviews the carrying amounts of the assets at each balance sheet date to determine whether there is objective evidence of impairment. When indication of impairment is identified, management prepares discounted future cashflow to assess the differences between the carrying amount and value in use and provided for impairment loss. Any change in the assumptions adopted in the cash flow forecasts would increase or decrease in the provision of impairment loss and affect the net asset value of the Group and the Company.

Impairment loss for bad and doubtful debts are assessed and provided based on the management's regular review of ageing analysis and evaluation of collectibility. A considerable level of judgement is exercised when assessing the credit worthiness and past collection history of each individual customer.

An increase or decrease in the above impairment loss would affect the results of the Group and the Company in future years.

(d) Provision for inventories

The Group reviews the carrying amounts of the inventories at each balance sheet date to determine whether the inventories are carried at lower of cost and net realisable value as in accordance with accounting policy as set out in note 1(k). Management estimates the net realisable value based on current market situation and historical experience on similar inventories. Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-down made in prior years and affect the Group's net asset value.

(e) Depreciation

Fixed assets, other than investment properties and construction in progress, are depreciated on a straight-line basis over the estimated useful lives. The Group reviews annually the useful life of an asset and its residual value, if any. The depreciation expense for future periods is adjusted if there are significant changes from previous estimation.

33. Immediate holding and ultimate holding company

The directors consider the immediate holding and ultimate holding company at 31 December 2007 to be GDH Limited and Guangdong Holdings Limited respectively. GDH Limited is incorporated in Hong Kong and Guangdong Holdings Limited is established in the PRC. Both entities do not produce financial statements available for public use.

(Expressed in Hong Kong dollars)

34. Subsequent events

(a) On 25 January 2008, a wholly-owned subsidiary of the Group, Zhongyue Industry Material Limited ("ZIML") entered into a facility agreement (the "Loan Agreement") for a term loan facility in the principal amount of up to $480,000,000; the arrangers and lenders for such loan facility are Industrial and Commercial Bank of China (Asia) Limited and The Hong Kong and Shanghai Banking Corporation Limited (collectively, the "Lenders").

The loan facility is granted to ZIML for the purpose of financing its general corporate financing requirements.

Under the Loan Agreement, the Company has agreed to provide a guarantee and the Group will provide the investment properties situated in Hong Kong as collateral in respect of the repayment obligation of ZIML. Under the Loan Agreement the loan shall be repaid by three equal instalments on the date falling 13 months, 24 months and 36 months, respectively from the date of the Loan Agreement. On 13 March 2008, the loan of $480,000,000 was fully drawn down.

It is provided in the Loan Agreement that if the immediate holding company, GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

(b) On 27 February 2008, the Financial Secretary of the Hong Kong SAR Government announced his annual Budget which proposes a cut in the profits tax rate from 17.5% to 16.5% with effect from the fiscal year 2008-09 and a one-off reduction of 75% of the tax payable for the 2007-08 assessment subject to a ceiling of $25,000. In accordance with the Group's accounting policy set out in note 1(q), no adjustments have been made to this financial report as a result of this announcement.

The directors estimate that these proposed changes will result in the opening balances of the Group as at 1 January 2008 being remeasured as follows:

(i) current tax payable by the Group will decrease by $25,000; and

(ii) no significant effect on the Group's deferred tax liabilities.

These opening balance adjustments to current tax balance at 1 January 2008 will be recognised as a reduction in the Group's income tax expense of $25,000. It is impracticable to further estimate the impact on future financial statements of the change in tax rate.

(Expressed in Hong Kong dollars)

35. Litigation

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ordered to freeze a bank deposit of the subsidiary in the amount of $4,700,000.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary was ordered to pay compensation and court charges amounting to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,700,000 was released.

In 2006, the PRC third party filed a new claim of RMB5,788,000 to the Intermediate People's Court of Zhongshan City. The Court proceedings were held in July 2007. According to the decision of the Intermediate People's Court of Zhongshan City issued on 19 October 2007, the claim was denied and the subsidiary was not liable for any payment in respect of this claim.

No further action was taken by the PRC third party up to the date of issue of these financial statements.

36. Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2007

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2007 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Company's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

		Effective for accounting periods beginning on or after
HKFRS 8	Operating segments	1 January 2009
Revised HKAS 1	Presentation of financial statements	1 January 2009
Revised HKAS 23	Borrowing costs	1 January 2009

(Expressed in Hong Kong dollars)

37. List of subsidiaries

Particulars of the subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2007 are as follows:

Name of subsidiary	Place of incorporation/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/registered capital held by the Company	Proportion of nominal value of issued capital/registered capital held by Subsidiary	Principal activities
Dongguan Jinhuang Food Co., Ltd.#	The PRC	N/A	RMB40,000,000	—	100%	Leasing
Gain First Investments Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100%	—	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	—	Inactive
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	—	Investment holding
Guangnan Hong Company Limited (previously known as "Guangnan Trading Development Ltd")	Hong Kong	Ordinary	$73,916,728	100%	—	Distribution and sales of foodstuffs
Guangnan Live Pigs Trading Limited	Hong Kong	Ordinary	$12,000,000	—	51%	Distribution of live pigs
Jin Huang Food Industry Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	$1,000,000	100%	—	Investment holding
Jin Huang Food Industry Investment Limited	Hong Kong	Ordinary	$1,000,000	—	100%	Investment holding
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	—	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	—	—	
Zhongshan Shan Hai Industrial Co., Ltd.#	The PRC	N/A	RMB45,600,000	—	100%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.#	The PRC	N/A	US$68,006,200	—	100%	Production and sales of tinplate products
Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$30,000,000	—	66%	Production and sales of tinplate products

* an equity joint venture established in the PRC

\# a wholly foreign-owned enterprise established in the PRC

(Expressed in Hong Kong dollars)

38. List of companies under liquidation

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

Name of company	Place of incorporation/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Subsidiary
Guangnan (KK) Supermarket Limited*	Hong Kong	Ordinary	$20,000,000	—	70%
Guangdong Guangnan Tianmei Food Development Company Limited#	The PRC	N/A	RMB34,820,000	—	55%

* company commenced liquidation in June 2001

\# an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

39. List of associates

Particulars of the associates at 31 December 2007 are as follows:

Name of associate	Place of incorporation/ place of operations	Class of shares held	Proportion of nominal value of issued capital/ capital registered held by the Company	Subsidiary	Principal activities
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products
Zhongshan Baoli Food Ltd.*	The PRC	N/A	30%	—	Processing of canned food

* an equity joint venture established in the PRC

1. During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of The Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions described in A, B, C and D below (collectively the "Transactions") are continuing connected transactions subject to annual review requirements under Rules 14A.37 to 14A.41 of the Listing Rules and reporting requirements under Rules 14A.45 to 14A.46 of the Listing Rules.

   Details of the Transactions during the year are as follows:

   A. Between 1 January 2007 to 31 August 2007 when GD Decorative Material (Zhong Shan) Co., Ltd. ("GD Decorative") was a subsidiary of GDH Limited ("GDH"), 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co. Ltd.) ("Shan Hai"), a wholly-owned subsidiary of the Group, leased a parcel of land in Zhongshan to GD Decorative ("Shan Hai Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$900,000. GDH is a substantial shareholder of the Company.

   B. Between 1 January 2007 to 31 August 2007, 中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.) ("Zhongyue Tinplate"), a wholly-owned subsidiary of the Group, provided water to GD Decorative ("Tinplate Transaction") in its ordinary course of business and on normal commercial terms for approximately HK$51,000.

   C. Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"), a 66% owned subsidiary of the Group, purchased blackplates from POSCO Co., Ltd. ("POSCO") and its subsidiaries (collectively "POSCO Group") in their ordinary course of business and on normal commercial terms for approximately HK$819,629,000 ("Purchase of Blackplate Transactions"). POSCO is a substantial shareholder of Zhongyue Posco.

   D. Zhongyue Tinplate supplied tinplates and tinplate related products to POSCO-China Holding Corporation ("POSCO-China") in its ordinary course of business and on normal commercial terms for approximately HK$33,097,000 ("Sales of Tinplate Transaction"). POSCO-China is a wholly-owned subsidiary of POSCO and is a substantial shareholder of Zhongyue Posco.

   The Board of Directors of the Company including the Independent Non-executive Directors have reviewed the Transactions described in A, B, C and D above and confirmed that the Transactions are:

   (i) entered into by Shan Hai, Zhongyue Tinplate and Zhongyue Posco in their ordinary and usual course of businesses;

   (ii) conducted on normal commercial terms or on terms no less favourable than those available to or from independent third parties; and

   (iii) entered into in accordance with the terms of agreements governing the Transactions or on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Board of Directors of the Company including the Independent Non-executive Directors also confirmed that:

(i) the aggregate amount for the year ended 31 December 2007 did not exceed the cap amounts of HK$1,600,000 for the Shan Hai Transaction and HK$2,500,000 for the Tinplate Transaction as disclosed in the announcement dated 12 April 2005;

(ii) the aggregate amount for the year ended 31 December 2007 did not exceed the annual cap amount of HK$830,700,000 for the Purchase of Blackplate Transactions as disclosed in the announcement dated 8 January 2007; and

(iii) the aggregate amount for the year ended 31 December 2007 did not exceed the annual cap amount of HK$167,076,000 for the Sales of Tinplate Transaction as disclosed in the announcement dated 30 April 2007.

The Board of Directors have requested the auditors of the Company to perform certain agreed upon procedures on the continuing connected transactions and have received a letter from the auditors as required under Rule 14A.38 of the Listing Rules.

2. On 25 January 2008, Zhongyue Industry Material Limited ("ZIML"), a wholly-owned subsidiary of the Group, entered into a facility agreement (the "Loan Agreement") for a term loan facility in the principal amount of up to HK$480,000,000. It is provided in the Loan Agreement that if GDH ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

   The arrangers and lenders for such loan facility are Industrial and Commercial Bank of China (Asia) Limited and The Hong Kong and Shanghai Banking Corporation Limited (collectively, the "Lenders"). The loan facility is granted to ZIML for the purpose of financing its general corporate financing requirements.

   Under the Loan Agreement, the Company has agreed to provide a guarantee and the Group will provide the investment properties situated in Hong Kong as collateral in respect of the repayment obligation of ZIML. Under the Loan Agreement the loan shall be repaid by three equal instalments on the date falling 13 months, 24 months and 36 months, respectively from the date of the Loan Agreement. On 13 March 2008, the loan of HK$480,000,000 was fully drawn down.

3. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

4. At the balance sheet date, the loan in the sum of HK$25,000,000 was owed to the Company by Guangnan (KK) Supermarket Limited ("Guangnan KK"), a 70%-owned subsidiary. Such loan was made for its general working capital secured by a first floating charge over Guangnan KK's undertaking, property and assets and interest bearing at Hong Kong dollar prime rate. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

5. At the balance sheet date, the Company also has a sum due from Guangnan KK totalling HK$108,800,000. Such amounts are unsecured, interest free, except certain loans amounting to HK$53,700,000, which are unsecured and interest-bearing at a range from Hong Kong dollar prime rate per annum to 11.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

6. At the balance sheet date, loans previously made by Guangnan Fresh and Live Foodstuffs Limited, a wholly-owned subsidiary, to Guangnan KK are outstanding in an aggregate amount of HK$23,500,000. These loans are unsecured, interest-bearing at a range from Hong Kong dollar prime rate plus 1% per annum to 8% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

7. At the balance sheet date, loans previously made by GSDL to Guangnan KK are outstanding in an aggregate amount of HK$29,300,000 of which HK$12,500,000 are unsecured and interest-bearing at 3.5% per annum. The remaining loans of HK$16,800,000 are unsecured and interest free. Also, GSDL has sums of HK$2,600,000 due from Guangnan KK. Such an amount is unsecured and interest free, except certain advances amounting to HK$2,000,000, which are unsecured and interest-bearing at a range of 7.75% per annum to 8.5% per annum. Guangnan KK commenced liquidation in June 2001. As such, Guangnan KK has been deconsolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Guangnan KK have been fully written off.

Investment Properties

Major properties held for investment

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6–8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Shan Hai Industrial Co., Ltd., Zhongshan Port No. 2 Export Processing District, Zhongshan Guangdong Province, the PRC	Industrial/ Residential	100%	Medium

(Expressed in Hong Kong dollars)

Results

	Note	2007 $'000	2006 $'000	2005 $'000	2004 (restated) $'000	2003 (restated) $'000
		For the year ended 31 December				
Turnover		**1,593,460**	1,221,254	921,217	681,875	1,525,807
Profit from operations		**109,884**	110,794	80,369	75,279	72,949
Net non-operating income		**40,021**	—	59,746	76,306	35,659
Net valuation gains on investment properties		**16,075**	23,123	20,497	14,287	—
Finance costs		**(11,927)**	(2,906)	(396)	(547)	(7,664)
Share of profits less losses of associates		**20,390**	19,259	20,315	25,477	22,274
Profit before taxation		**174,443**	150,270	180,531	190,802	123,218
Income tax		**7,435**	(23,476)	(736)	(28,536)	(15,831)
Profit for the year from continuing operations		**181,878**	126,794	179,795	162,266	107,387
Loss from discontinued operations		—	—	—	(9,674)	—
Profit for the year		**181,878**	126,794	179,795	152,592	107,387
Attributable to:						
Equity shareholders of the Company		**183,809**	121,320	175,759	146,616	102,762
Minority interests		**(1,931)**	5,474	4,036	5,976	4,625
Profit for the year		**181,878**	126,794	179,795	152,592	107,387
Earnings per share Basic	(iii)	**20.3 cents**	13.5 cents	19.5 cents	16.3 cents	11.4 cents
Diluted		**20.3 cents**	13.5 cents	N/A	N/A	11.2 cents
Dividends per share Interim dividend declared during the year		**2.0 cents**	1.5 cents	—	—	—
Final dividend proposed after the balance sheet date		**2.0 cents**	2.0 cents	1.5 cents	—	—

(Expressed in Hong Kong dollars)

Assets and liabilities

	As at 31 December				
	2007	2006	2005	2004 (restated)	2003 (restated)
	$'000	$'000	$'000	$'000	$'000
Fixed assets	1,229,884	805,781	434,406	370,808	363,411
Interest in associates	199,010	182,434	176,003	169,689	154,978
Negative goodwill	—	—	—	—	(17,246)
Other non-current assets	—	—	46	202	4,318
Net current assets	62,478	144,383	380,978	254,835	126,507
Total assets less current liabilities	1,491,372	1,132,598	991,433	795,534	631,968
Non-current liabilities	(102,125)	(21,687)	(12,217)	(9,833)	(9,335)
	1,389,247	1,110,911	979,216	785,701	622,633
Share capital	452,802	450,792	450,792	901,583	901,583
Reserves	848,702	622,477	499,090	(140,668)	(299,334)
Total equity attributable to equity shareholders of the Company	1,031,504	1,073,269	949,882	760,915	602,249
Minority interests	87,743	37,642	29,334	24,786	20,384
Total equity	1,389,247	1,110,911	979,216	785,701	622,633

Notes:

(i) *The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Figures for 2004 and 2005 have been adjusted for these new and revised policies. However, it is not practicable to restate earlier years for comparison purposes other than the presentation of share of associates' taxation and minority interests.*

(ii) *Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income taxes" was first effective for accounting periods beginning on or after 1 January 2003. In order to comply with this revised statement, the Group adopted a new accounting policy for deferred tax in 2003. The new accounting policy has been adopted prospectively as the effect of this change in accounting policy is not material and, therefore, no comparative figures have been restated for earlier years.*

(iii) *Earnings per share from 2003 to 2004 have been retrospectively adjusted for the share consolidation of every 10 issued and unissued shares into one new share which took place in December 2005.*

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